Form 20-F
period 1999-12-31
ENTERPRISES SHIPHOLDING CORP
filed 2000-04-20
CIK 1065012

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                            FORM 20-F
(Mark One)
[   ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
             OF THE SECURITIES EXCHANGE ACT OF 1934

                               OR

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934
           FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                               OR

[   ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from        to

                 COMMISSION FILE NUMBER 0-_____

               ENTERPRISES SHIPHOLDING CORPORATION

     (Exact name of Registrant as specified in its charter)

                             LIBERIA

         (Jurisdiction of incorporation or organization)

             C/O ENTERPRISES SHIPPING & TRADING S.A.
                      POSEIDONOS AVENUE 11
                       ELLINIKO GR-167 77
                         ATHENS, GREECE

            (Address of principal executive offices)

Securities registered or to be registered pursuant to Section
12(b) of the Act:  NONE

Securities registered or to be registered pursuant to Section
12(g) of the Act:  NONE

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act: 8.875% SENIOR NOTES DUE 2008

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

COMMON SHARES, $0.01 PAR VALUE
               100 MILLION

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                        Yes   X      No

Indicate by check mark which financial statement item the Registrant has elected to follow.

                      Item 17          Item 18     X

                      TABLE OF CONTENTS (1)

                                                             Page

Part I   Item 1    Description of Business                      1

         Item 2    Description of Property                     22

         Item 3    Legal Proceedings                           22

         Item 4    Control of Registrant                       22

         Item 5    Nature of Trading Market                    22

         Item 7    Taxation                                    23

         Item 8    Selected Financial Data                     23

         Item 9    Management's Discussion and Analysis of
                   Financial Condition                         24

         Item 10   Directors and Officers of Registrant        37

         Item 11   Compensation of Directors and Officers      38

         Item 13   Interest of Management in Certain
                   Transactions                                38

Part IV  Item 19   Financial Statements and Exhibits           38


(1)   Items omitted are inapplicable

PART I

ITEM 1 - DESCRIPTION OF BUSINESS

GENERAL

    Enterprises Shipholding Corporation (the "Company"), incorporated in 1995, is one of the world's leading independent owners and operators of oceangoing refrigerated cargo vessels ("reefer vessels"). Prior to the formation of the Company, its subsidiaries operated as separate companies under the management of Enterprises Shipping & Trading S.A. ("EST") since 1974. As of December 31, 1999, the Company's fleet consists of 22 vessels, including 19 reefer vessels, two high reefer intake container vessels and one 2205 twenty-foot equivalent unit ("TEU") geared container vessel. In addition, the Company has four 2205 TEU geared container vessels and two large Combined Reefer Container Carrier vessels under construction, for delivery between the first quarter of 2000 and the first quarter of 2001. See "Recent Developments." Reefer vessels are specialized, temperature controlled vessels which are used for the worldwide transportation of perishable products, such as bananas, other fruits, meat, fish and dairy products. While the Company's vessels transport such items as frozen poultry, citrus fruits and deciduous fruits, bananas are the Company's principal cargo. The Company's fleet trades worldwide, primarily between Central America, the Caribbean, West Africa and Europe.

BUSINESS

    The Company typically charters its vessels for fixed periods of time, generally on a one-year basis. Under the terms of these time charters, the charterer designates the cargo, trade route and schedule and bears bunker (fuel oil) costs, while the Company is responsible for maintaining and operating the vessels, including provision of the crew. Fourteen of the Company's vessels operated during 1999 under time charters transporting perishable products that are shipped continuously during the year. Approximately 82% of the Company's 1999 net revenues were derived from time charters. When the Company is not able to time charter its vessels or wants to maximize favorable market opportunities, the Company enters into contracts of affreightment ("COAs") and spot market contracts. Under the terms of a COA, a vessel owner agrees to satisfy the charterer's need for the transportation of certain cargoes over a specific period of time.

    The Company was founded in 1974 with an initial fleet of two reefer vessels. The Company's present fleet consists of 22 vessels: (i) 19 reefer vessels ranging in size from approximately 200,000 to 600,000 cubic feet ("cu. ft.") of cargo capacity, including two newer reefer vessels each with 427,806 cu. ft. of capacity delivered in the first half of 1996; and (ii) three container vessels specially equipped to also carry perishable products ("reefer container vessels"), two of which with a cargo capacity of 324 TEUs, and one newly-built with a cargo capacity of 2,205 TEUs. The Company's reefer fleet has a total cargo capacity of approximately 8.5 million cu. ft and 2,853 TEUs.

    The Company's business strategy is to enhance its position as a leading independent owner and operator of reefer vessels. Specific elements of the Company's strategy are to: (i) maximize advantages of a large, diversified reefer fleet; (ii) increase fleet efficiency and reliability; (iii) continue to improve operating efficiencies through use of affiliated companies; (iv) maintain safe, high quality operations; (v) continue to achieve consistent, predictable cash flows; and (vi) maintain strong relationships with major independent charterers and multinational fruit marketing companies.

    Maximize Advantages of a Large, Diversified Reefer Fleet.
The Company believes that its large, diversified fleet which includes high intake reefer container vessels allows the Company to compete more effectively and aggressively in meeting the varying needs of its customers. The prime banana market relies mainly on reefer vessels of between 300,000 and 600,000 cu. ft. Seventeen of the Company's vessels are within this range. In addition, all of the Company's vessels are pallet-friendly and capable of carrying containers. Further, the large size of the Company's fleet allows it to benefit from economies of scale in purchasing supplies and insurance, which are major cost items for vessel owners. Finally, 17 of the Company's vessels are in eight sister (substantially identical) vessel series, allowing the Company operating efficiencies, vessel substitutions, scheduling flexibility, and enhancing attractiveness to charterers. As a result of these capabilities, the Company can provide a selection of vessels including container capacity to multiple customers servicing a variety of routes.

    Increase Fleet Efficiency and Reliability. The Company believes that it operates a very efficient and reliable fleet. The Company's average utilization rate for its fleet (measured by operating days divided by total days of operating availability) over the past two years was 78.2%. Moreover, during the same time, the Company's vessels averaged unscheduled "off-hire" (measured by unscheduled off-hire days divided by total operating days) of less than 0.96% per time charter period. The Company's high vessel efficiency and reliability help ensure that the Company can maintain its market share and cash flow in down cycles.

    Continue to Improve Operating Efficiencies Through Use of Affiliated Companies. The Company's vessels have access to an affiliated ship repair yard, the Hellenic Shipyard of Perama S.A. (the "Perama Shipyard"), in Piraeus, Greece, assuring that the Company's vessels receive quality repairs at competitive prices. In addition, the Company's relationship with an affiliated management company, EST, a reefer specialist with 25 years of operating experience, helps increase efficiency and lower operating costs. Further, relationships with crewing agencies, including an affiliated crewing agency in Poland and Ukraine, afford the Company relatively low turnover of qualified officers and crew.

    Maintain Safe, High Quality Operations. Through EST, the Company's fleet has received awards based on its quality, safety and pollution prevention records from international regulatory bodies and classification societies, including: the International Maritime Organization Resolution on Quality and Safety of Operations at Sea and the International Group of Classification Societies Codes ISO-9002 ("ISO 9002") on quality of ship management. EST was certified to be in compliance with the International Management Code for the Safe Operation of Ships and Pollution Prevention (the "ISM Code") relating to the quality of ship management, almost nine years before the compliance deadline in 2002 for reefer vessels.

    Continue to Achieve Consistent, Predictable Cash Flows. The Company, when market conditions allow, focuses on time chartering its vessels, usually for periods of one to two years, to its major customers to help ensure consistent cash flow streams. Currently, 8 of the Company's vessels are on time charters with expiration dates from the third quarter of 2000 through the first quarter of 2001. Approximately 82% of the Company's 1999 net revenues were from time charters. The Company also believes that the time charters limit the Company's exposure to the volatility of operating on the spot reefer market, unpredictable variations in demand for reefer vessel capacity and fluctuations in freight rates.

    Maintain Strong Relationships with Major Independent Charterers and Multinational Fruit Marketing Companies. The Company has long-standing relationships with several prominent independent reefer vessel charterers and major multinational fruit marketing companies. The Company derives a significant percentage of its operating revenues from one to two year time charters to major independent reefer operators and reefer pool operators, including Lauritzen Reefers A.S. ("Lauritzen"), Nissui Shipping Corp. ("Nissui") and Reefer Express Lines Pty Ltd. ("REL"), and prominent independent charterers including Costatrading S.A. ("Costatrading") and West Reefer Line ("WRL"). In addition, the Company currently derives a significant portion of its operating revenues from one to two year time charters to major multinational fruit marketing companies, including Chiquita

Brands International Inc. ("Chiquita") and Dole Fresh Fruit
International Ltd. ("Dole"). The Company believes that its ability to attract prominent charterers stems from its ability to provide specialized, multiple vessels to meet a variety of requirements of charterers, as well as its reputation for maintaining high standards of performance, reliability and safety.

THE INTERNATIONAL REEFER MARKET

    Overview. Reefer vessel shipping is a highly specialized sector of the global shipping industry providing seaborne transportation of refrigerated cargo for time sensitive and perishable products. The refrigerated transportation industry is a fast moving, complex international business involving both producers, exporters, reefer vessel owners, importers, agents, wholesalers and stevedores, all participating in the process of delivering refrigerated and frozen products to market. Reefer vessels carry a variety of cargoes including fruit, meat, seafood, vegetables, dairy products, fruit juices, flowers, photographic film and pharmaceuticals. While the same range of cargoes can also be shipped inside refrigerated containers, most perishable cargoes are shipped in fully refrigerated vessels.

    The market for seaborne reefer vessel trade has characteristics which differ in many respects in comparison with general shipping markets. The reefer vessel market has been divided into various categories and sub-markets based on: (i) the cargo handling technology of either "break-bulk," "palletized" or containerized handling systems; (ii) the type of shipping service provided such as "non-liner" or "tramp" markets versus term time charter markets; (iii) the type of cargo handled such as hard frozen meats or fish versus deciduous fruits and vegetables which must be chilled or cooled; and (iv) the particular markets serviced during the "high" shipping season versus markets served during the "low" months or competitive "spot" markets. The market is further divided between: (a) reefer vessels under 200,000 cu. ft. of capacity which typically transport frozen fish and certain other specialized cargoes; (b) vessels over 200,000 cu. ft. of capacity which transport the entire range of perishable products carried by reefer vessels; and (c) vessels between 300,000 cu. ft. and 600,000 cu. ft. of capacity typically utilized in the banana trade.

    The reefer vessel shipping markets served by the Company are those for fully-refrigerated vessels capable of "break-bulk" or "palletized" cargoes which handle the largest volumes of perishable commodity cargoes such as bananas, citrus and deciduous fruits, meats and poultry, fish and dairy products. While approximately 54% of worldwide trade in these commodities was carried by sea in 1995, reefer vessel transport represents the overwhelming share of trade for certain commodities.

    Industry Seasonality. The reefer shipping industry is characterized by significant market seasonality, with a three to four month "high" season, generally from February through May, followed by the slower, "low" season, generally from June through January. The high season is the start of the Southern Hemisphere season for shipping bananas and deciduous fruits, such as, apples, table grapes, stone fruits and citrus. However, banana growers often ship their products throughout the entire year to various markets. In addition, smaller seasonal fruit markets exist outside the main Southern Hemisphere fruit seasons. Finally, fish, meat, poultry and "exotic" fruits are shipped throughout the year.

    Demand for Reefer Vessels. The demand for reefer vessel shipping is highly dependent on the characteristics of the commodity carried. Demand for the major commodities in the reefer vessel market is dependent on economic factors such as growth in gross domestic product, disposable income and produce prices, as well as on changes in population, diet, political conditions, weather and crop yields. There has been an overall increase in demand for the principal commodities carried in the reefer market since the early 1980s, with an average increase in volume of approximately 4% per annum between 1980 and 1992. Beginning in 1992, however, a number of negative factors, including changes in Economic Union policy with respect to importation of "dollar" bananas, bumper apple crops in the European Union, general economic recessions in major importing countries, and the failure of fresh citrus fruit sales to match previous season totals resulted in a significant downturn in demand for reefer vessels. This reduced demand, coinciding with a rapid buildup of reefer vessel shipping capacity, helped cause a significant downturn in the reefer vessel market between 1992 and 1994. From mid 1994 to 1997, however, demand for reefer vessel shipping recovered, as the average volume of seaborne reefer vessel shipping has grown at a rate of approximately 3% per annum from 1995 through 1997, followed by a slow-down in 1998 and 1999.

    Supply of Reefer Vessels. The supply of reefer vessel cargo carrying capacity is a function of the number and size of new vessels built, older vessels scrapped and the number of vessels dry-docked, awaiting repairs, in lay-up or otherwise not available for hire. In addition to prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, bunker and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. Reefer fleet capacity is generally measured by reference to fully refrigerated vessels capable of carrying "palletized" and "break bulk" cargoes. Recently, dry bulk cargo and container vessels have added capacity for refrigerated containers through the installation of reefer container plugs, primarily above deck, permitting these vessels to compete with reefer vessels for refrigerated cargoes. The age profile of the world reefer fleet is influenced by the relatively long useful life of a refrigerated vessel, many of which continue to trade successfully for 30 years or more. The useful life of a reefer vessel is, in turn, influenced by a variety of factors, including its maintenance and prevailing charter market conditions. According to industry sources, 20% of the existing reefer fleet above 200,000 cu. ft. is more than 20 years of age and approximately 6% is 25 years or older. The world tonnage of conventional reefer vessels above 200,000 cu. ft. is 684 vessels or 271 million cu.ft.

    Freight Rates. Changes in the supply/demand balance for reefer vessels have resulted in cyclical charter rates. Between 1986 and 1989, freight rates increased steadily primarily due to increasing reefer vessel cargo volumes resulting from increased consumer buying power and demand for reefer vessel cargoes. Freight rates declined between 1989 and 1991, but recovered to reach a peak at the beginning of 1992. From 1992 to 1994, freight rates declined sharply, due to a decrease in demand for reefer vessels which coincided with a rapid buildup of reefer vessel capacity from deliveries of newbuildings ordered in 1991 and 1992. From 1994 through 1996, freight rates slowly increased to levels approximating those in 1992, but declined slightly in 1997. Time charter renewals for 1998 remained stable for modern vessels and declined approximately 10% from 1997 levels for older types of vessels. Time charter rates in 1999 have declined approximately 15% for modern vessels and approximately 40% from 1998 levels for older type vessels.

    Recent Trends. Container Vessels with Reefer Container Capacity. Container vessels specially equipped with both standard and reefer containers, allowing the vessel to carry either perishable or non-perishable products in containers above and below deck, have recently penetrated trade routes historically served only by reefer vessels. These dual-purpose vessels have significantly increased competition in the traditional reefer markets.

    However, in order to compete more effectively with these vessels, traditional reefer vessels, both newbuilding and existing vessels, are being equipped to carry containers. For example, mid-range reefer vessels built during the past few years with capacities in excess of 350,000 cu. ft. usually have some container capacity above deck for handling 20 to 40 foot containers. The carriage of containers on reefer vessels offers considerable growth potential in the reefer vessel markets in the longer term. The addition of container capacity allows reefer vessel operators to increase both the perishable and non-perishable cargo carrying capacity of their ships in a cost effective and flexible manner. It also permits opportunities for higher paying reefer cargoes, such as exotic tropical fruits, which are not large enough to fill a reefer vessel's major cargo hold. In addition, container capacity provides back haul cargo for voyages which may otherwise be empty. Reefer vessel operators are increasingly coming to regard container transportation of both non-perishable products and perishable products carried in reefer containers, as an integral part of their business.

    Reefer cargo capacity is now split between containerships with reefer container capacity and the conventional reefer fleet. The competition for charters in the reefer vessel trade is complex and each type of vessel's advantage varies depending on the trade, commodity, season, volume and service requirements being sought. While container vessels with reefer container capacity may continue to be effectively utilized on certain trade routes traditionally served only by reefer vessels, the Company believes that these vessels cannot economically compete for charters on certain reefer vessel trade routes due to: (i) logistical costs involved in positioning containers; (ii) draft restrictions in many ports from which reefer vessel cargoes originate; and (iii) certain container market dynamics, including the scheduling inflexibility prevalent in the containership market.

THE COMPANY'S FLEET

    The following table sets forth the names of each of the Company's vessels, its cargo-carrying capacity, year of build, construction location and current type of charter as of December 31, 1999:

                                                          Current
                                        Construction      Type or
Vessel Name(1) Capacity(2)   Year Built Location          Charter
______________ ___________   __________ ___________       _______
PantherMax     TEU 2,205     1999       Taiwan               Time
Louis Pasteur  427,806       1996       Poland               Time
Pierre Doux    427,806       1996       Poland               Time
Bretagne       412,517       1985       Spain                Spot
Brest          412,517       1985       Spain                Spot
Ionian         311,072       1984       Japan                Time

Hercules       384,530       1983       Japan                Spot
Helvetia       384,365       1983       Japan                Spot
Hectoras       420,177       1983       Japan                Time
Aeolian        264,988       1983       Japan                Time
Dorian         267,023       1983       Japan                Time
Hellas         383,674       1982       Japan                Spot
Skater         593,593       1982       Norway               Time
Skier          574,630       1981       Norway               Spot
Cuenca         510,809       1981       Poland               Spot
Bolivar        510,809       1981       Poland               Spot
Scamper        574,260       1980       Norway               Spot
Queen          535,845       1980       Holland              Spot
King           535,845       1980       Holland              Spot
Sprinter       571,888       1979       Norway               Spot
Santa Marta    TEU 324       1978       Japan                Spot
Cartagena      TEU 324       1977       Japan                Spot

_______________________________

(1) All of the Company's reefer vessels are equipped to carry containers.

(2) In cu. ft. for reefer vessels and twenty-foot equivalent units ("TEU") for container vessels.

    Fleet Characteristics. The Company's current reefer fleet as of December 31, 1999, has an average cargo carrying capacity of
447.587 cu. ft. compared to an average of approximately 266,000 cu. ft. for the world reefer fleet. See "Recent Developments" for descriptions of the six vessels that the Company has under
construction.   The useful life of a reefer vessel is
approximately 30 years, while the average age of the Company's reefer vessels is 15.5 years and only two of the Company's reefer vessels are over 20 years of age. Seventeen of the Company's vessels are in eight sister (substantially identical) vessel series allowing the Company operating efficiencies, vessel substitutions, scheduling flexibility, and enhancing attractiveness to charterers. Having sister vessels also facilitates cost control by allowing the purchase of common spare parts, the use of common maintenance schedules, and operating cost comparisons between sister vessels. Sister vessels also allow the Company to offer charters and COAs to charterers that desire flexibility in placing their cargoes over a period of time. Variation of size and performance characteristics among the Company's vessels increases the Company's ability to offer a prospective charterer a vessel or vessels for hire that satisfies the charterer's specific needs. A key aspect of the Company's strategy is its fleet modernization and replacement program.
This program involves the purchase of quality newbuilding reefer and container vessels, which will permit a gradual reduction in the average age of the Company's fleet, increase the fleet's aggregate cargo capacity and diversity and maintain the fleet's high quality standards.

    Chartering of the Fleet. The Company typically charters its vessels for fixed periods of time, generally one to two years. Under the terms of these charters, the charterer designates the cargo, trade route and schedule and bears bunker costs, while the Company is responsible for maintaining and operating the vessel, including provision of the crew. The Company also enters into COAs with charterers when time charters are not available or when the Company wishes to maximize market opportunities. Under the terms of these COAs, the parties designate the number of scheduled voyages to be performed by vessels of a certain class or size range. The vessel owner supplies the crew and bears operating expenses of the vessel, including bunker and voyage costs. In addition, when time charters and COAs are not available due to market conditions, the Company will enter into single voyage charters on the spot market with its customers. Seven of the Company's vessels are on time charters with expiration dates from third quarter of 2000 through first quarter of 2001 at charter rates ranging from $.35 to $.60 per cu. ft. per month. The Company's two reefer container vessels were redelivered in 1998 and are currently on the spot market awaiting orders. The new container vessel which was delivered on November 11, 1999 has been time chartered for 5 months at $9,500 per day. The rest of the fleet will operate in the spot market during the high season, which ends in May, 2000. Due to market conditions and scrapping levels, Management scrapped five of the Company's older vessels; the Azalea and the Margarita, in the first quarter of 1999, and the Spartian, the Mimoza and the Myrtia during the second quarter of 1999.

COMPETITION

    Competition in the operation of reefer and smaller container vessels is intense. There are numerous owners of such vessels, most of whom own fewer than five vessels. Other independent owners, operators of pools of reefer vessels that have been consigned by their owners, and major, vertically integrated fruit companies that own their own fleets of reefer vessels, compete with the Company for charters of their vessels. These operators and fruit companies are also customers of the Company when they charter in its vessels.

    Bananas are the major reefer vessel cargo, representing approximately one-third of seaborne reefer vessel volume, well above the level for meat, which is the next highest reefer vessel cargo. Virtually all world trade in bananas is seaborne. As a result, the major banana companies and reefer pool operators serving these companies are the dominant participants in the reefer market.

CYCLICALITY OF THE SHIPPING INDUSTRY; CHARTERING RISKS

    The reefer vessel industry is characterized by cyclical changes in supply and demand, resulting in wide swings in charter rates and vessel utilization and, consequently, in profitability for reefer vessel owners and operators. The supply of reefer vessel cargo carrying capacity is a function of the number and size of new vessels built and older vessels scrapped. The demand for reefer vessel capacity reflects several variables, including the size of fruit harvests, import quotas, the impact of general economic conditions on consumer demand, and trends in worldwide consumption and prices for reefer commodities. When growth in demand exceeds the current or anticipated carrying capacity of worldwide supply, charter rates generally increase. When charter rates reach sufficiently high levels, the scrapping rate of older vessels declines and orders for newbuildings increase. Once commissioned, a newbuilding generally takes 18 months to 24 months to be built.

SHIP MANAGEMENT

    Pursuant to separate management agreements between Enterprise Management Services S.A. ("EMS") and each of the Company's vessel owning subsidiaries (the "Management Agreements"), EMS has been engaged as commercial and technical manager of each vessel owning subsidiary. As manager of the vessel owning subsidiaries, EMS's duties include the general administration of the vessel owning subsidiaries, oversight of the purchase, sale and chartering of vessels, procurement of insurance, financial, reporting, accounting and other services for the Company and each vessel owning subsidiary. Each vessel owning subsidiary pays EMS a set fee of $500 per vessel per day under its respective Management Agreement and reimburses EMS for the operating costs of its vessel, including provisioning and crewing, maintenance and repair.

EMS has subcontracted all of its technical and commercial management duties under the Management Agreements, except for those relating to the execution of agreements for the purchase, sale or chartering of vessels, to EST pursuant to a sub-management agreement, on substantially similar terms as the Management Agreements, between EMS and EST (the "Submanagement Agreement"). Pursuant to the terms of the Submanagement Agreement, EST may not execute charter parties or other contracts relating to the employment of the vessels without the consent of EMS, and EST may not execute agreements for the purchase or sale of the vessels without the consent of both EMS and the relevant vessel owning subsidiary. EST receives a fee of $500 per vessel per day under the Submanagement Agreement. EST also receives a commission of 1.25% on charterhire under charters concluded by EST for the relevant vessel owning subsidiary, and 1.00% of the purchase price on any vessel sales or purchases concluded by EST for a vessel owning subsidiary. The Company believes that these amounts are standard in the shipping industry.

    Pursuant to an administrative management agreement between EMS and the Company acting on behalf of itself and its subsidiaries (the "Administrative Management Agreement"), EMS has been engaged as administrative manager of the Company and its subsidiaries. The duties of EMS include performing the general administration of the Company and the subsidiaries, advising on the purchase, sale and chartering of the vessels and providing financial, reporting, accounting and other services to the Company and its subsidiaries. The Company pays EMS a fee of $240,000 per year for the services provided by EMS under the Administrative Management Agreement. EMS has subcontracted all of its administrative management duties under the Administrative Management Agreement to EST pursuant to an administrative submanagement agreement between EMS and EST (the "Administrative Submanagement Agreement"). EMS pays EST a fee of $180,000 per year for the services provided by EST under the Administrative Submanagement Agreement. EMS retains only general oversight responsibilities.

    No employees of EST are salaried employees of the Company. The Company believes the fees payable under, and the other provisions of, the Submanagement Agreement and Administrative Submanagement Agreement between EMS and EST conform to industry standards and are on terms at least as favorable as those obtainable from a third-party on an arms-length basis.

    The Management Agreements, Submanagement Agreement, Administrative Management Agreement and Administrative Submanagement Agreement expire in 2001 and will be automatically renewed unless the parties give three months advance notice to the contrary. In addition, these agreements may be terminated in the following circumstances: (i) certain events of bankruptcy or liquidation involving either party; (ii) a material breach by either party, which if capable of remedy is not remedied within a specified period of time or (iii) in the case of the Submanagement Agreement, upon disposition of the covered vessel. See "Certain Transactions."

Commercial Management

    General Administration. Pursuant to the Submanagement Agreement and Administrative Submanagement Agreement, EST provides all general administrative, office and support services necessary for the operation of the Company and its fleet, including technical and clerical personnel, communication, accounting and data processing services. EST furnishes advice and recommendations with respect to all aspects of the business affairs of the Company and the vessel operating subsidiaries to the Board of Directors of the applicable company, prepares the Company and the vessel operating subsidiaries' financial statements, including those required for governmental and regulatory or self-regulatory agency filings and reports to securityholders.

    EST has agreed to assist the Company to comply with applicable securities laws, to maintain records of note holder ownership and transfer records and to prepare reports to holders of the Company's Notes (as described below) on the administration of the Company and the vessel operating subsidiaries.

    Sale and Purchase of Vessels. EST receives sale and purchase proposals from recognized shipbrokers around the world. EST advises the Company when opportunities arise to purchase vessels and advises the Board of Directors of the relevant vessel owning subsidiary when an opportunity arises to sell its vessel. The Board of Directors of the relevant company will make all decisions to purchase or sell vessels. Any agreements for the purchase or sale of vessels approved by the Board of Directors of the relevant company are completed by EMS, pursuant to the Administrative Management Agreement, unless such duties have been subcontracted to EST. The purchase involves the appointment of superintendents to inspect and take delivery of vessels and to monitor compliance with the terms and conditions of the purchase contracts. Generally, the Company, as a holding company, does not purchase or hold any vessels for sale and would expect to purchase vessels through newly organized vessel owning subsidiaries.

    In the case of a purchase of a vessel by the Company, the broker will generally receive a commission from the seller at the industry standard rate of one percent of the purchase price. Similarly, in the case of a sale of a vessel by a vessel owning subsidiary of the Company, the broker will receive a commission from that subsidiary at the industry standard rate of one percent of the sale price. Vessels, when sold by or to the Company, are usually delivered to the new owner "charter free," without employment, crew or insurance.

    Any and all decisions of a material nature are reserved to the Company, including the purchase and/or sale of a vessel owning subsidiary or of a vessel or other asset of a material nature, chartering in of tonnage for periods exceeding 12 months, employment of any vessel for periods in excess of 24 consecutive months, entry into loans and other financial undertakings, entry into and/or termination or amendments of any contractual relationships other than contracts for the employment of a vessel for a period not exceeding 24 months or for the chartering in of tonnage for a period of less than 12 months.

    Chartering. The Company typically charters its vessels under time charters or COAs, which require the Company to operate the vessels, including manning, on routes selected by the charterer. Chartering and market operations of the Company's fleet are the responsibility of EST pursuant to the Submanagement Agreement. Under the agreement, EST formulates the Company's chartering strategy for all its vessels. EST evaluates the short, medium and long-term opportunities available for each type of vessel, balances time charters, COAs and spot charters in an effort to achieve optimal results for the Company's fleet, and positions the Company's vessels so that re-delivery occurs where advantageous charter rates are anticipated to be available for future employment. EST negotiates the exact terms and conditions of charters, such as delivery and re-delivery dates, and arranges cargo and country exclusions, bunker, loading and discharging conditions, and demurrage. EST also supervises the business of the Company's vessels, which includes the monitoring of the daily geographic position of the vessels in order to ensure that the terms and conditions of the charters are fulfilled by the Company and its charterers. In addition, EST appoints agents, stevedores, surveyors and superintendents to supervise the loading and discharging of cargoes when necessary.

Technical Management

    Under the Submanagement Agreement, EST is responsible for supervising the technical management of the Company's vessels. Such supervision includes the provision of competent personnel to supervise the maintenance and general efficiency of the vessel, arrangement and supervision of dry-dockings, repairs, alterations and the upkeep of the vessel, arrangement of the supply of necessary stores, spares and lubricating oil, appointment of surveys and technical consultants. EST currently employs full-time superintendents, technical experts and maritime engineers and has expertise in inspecting secondhand vessels for purchase and sale and fleet maintenance and repair. EST has approximately 65 employees engaged in ship management and supervises the Company's approximately 1,300 sea-going employees, of whom half are employed at sea and the remainder are on leave at any given time.

    Under the terms of the Submanagement Agreement, EST also manages all the day-to-day aspects of vessel operations, including crewing, arrangement of insurance, freight management (including provision of the voyage estimates and accounts, calculation of hire, freights, demurrage and/or dispatch moneys due from or due to the charterers of the vessel, arrangement of the proper payment to the vessel owning subsidiaries of all hire and/or freight revenues or other moneys), arrangement of provisions and bunkers, issue of voyage instructions, appointment of fleet supervisors, the establishment of operating budgets and the review of actual operating expenses against budget amounts. See "Insurance."

    Maintenance of Vessels. The seaborne transport of perishable goods under refrigeration necessitates strict attention to the maintenance and performance of the vessels. Although EST arranges for the maintenance, repair and dry-docking of the Company's vessels, the Company remains responsible for ship maintenance and is liable to the charterer for loss due to breakdown of a vessel's systems.

    The Company has elected to follow a program of continuous maintenance for its vessels over "one time" surveys that entail lengthy stoppages ("off-hire") to effect repairs. Maintenance is performed while at sea to the extent practicable to reduce the time a vessel is stopped for overhaul in port. The Company believes that this program increases the fleet's efficiency, reduces operating costs and minimizes the number of days that a vessel is in port for maintenance. Due to these strict maintenance and operation programs, EST was awarded accreditation under the ISM in 1993, nine years before the deadline set by the IMO for reefer vessels. Also, EST maintains daily communication with all of the Company's vessels, and employs a technical team of highly qualified and experienced personnel to monitor and provide support to the Company's vessels. Furthermore, the Company has access to the Perama Shipyard in Piraeus, Greece, for major repairs and reconditioning of spare parts under the Company's supervision for quality and cost control. EST also employs a team of repair specialists who fly to various ports to meet the Company's vessels and effect repairs quickly.

    Maintenance dry-docking, arranged by EST, includes the performance of Annual Surveys and Special Surveys pursuant to the requirements of the classification society of the Company. The Company generally dry docks its vessels at least once every two and one-half years, and each dry docking takes four to ten days. The cost of dry-docking is amortized and such amortization is included as part of the normal costs incurred in connection with the operation of the Company's vessels. EST awards and negotiates contracts with shipyards to conduct such maintenance and repair work. Whenever possible, competitive tender bids are sought in order to minimize charges to the Company, subject to the location of its vessels and any time constraints imposed by a vessel's charter commitments.

    Crewing. EST arranges employment of captains, officers, engineers and other crew for the shipowning subsidiaries of the Company. EST ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions and that experienced and competent personnel are employed for the Company's vessels. The Company generally mans its vessels above minimum manning requirements of the vessel's flag country in order to perform maintenance duties.
All officers and crew are employees of the Company's relevant shipowning subsidiary. EST seeks to maintain close relationships with countries providing qualified and cost effective crew members. EST has crewing arrangements with several crewing agencies, including an affiliated crewing agency in Poland, to locate and retain qualified seamen and to control crewing costs. The Company believes that EST's affiliation with a local crewing agency enables the Company to maintain direct access to qualified seamen and provides it with additional avenues to control crew quality and costs. The Company seeks to retain qualified crew members through several programs, such as the incentive bonus program which permits the seaman to receive a bonus upon rejoining the Company and the training program for onboard familiarization with a vessel's machinery, equipment and systems. The Company usually employs between 22 to 25 crew members onboard each vessel, which it believes is above the industry average, in order to provide continuous preventive maintenance.

CUSTOMERS

    The Company's primary charterers include: (i) major independent reefer operators and reefer pool operators, including Lauritzen from Norway, Nissui from Japan and REL from the United States; (ii) large multinational fruit companies who may also operate their own reefer fleets, such as Chiquita and Dole, both based in the U.S. and which are the world's largest marketers of bananas; and (iii) regional reefer cargo exporters, such as Costatrading, an Ecuadorian banana exporter, and WRL, a charterer that transports cargoes for Doux SNC, a French producer of frozen poultry.

EMPLOYEES

    The Company, through its vessel-owning subsidiaries, employs approximately 22 to 25 officers and crew on board each of the Company's vessels, principally manned by seamen and officers from Poland, Ukraine and Greece.

INSPECTION BY A CLASSIFICATION SOCIETY

    Every vessel's hull and machinery must be "classed" by a classification society authorized by its country of registry.
The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. The classification society makes sure the vessel is safe and seaworthy in accordance with the

International Maritime Organization's ("IMO") regulations and the Safety of Life at Sea Convention ("SOLAS"). Each vessel is inspected by a surveyor of the classification society every year ("Annual Survey"), every two to three years ("Intermediate Survey") and every four to five years ("Special Survey"). Most vessels, including the Company's vessels, are also required, as part of the Intermediate Survey process, to be dry docked every 24 to 30 months for inspection of the underwater parts of a vessel and for repairs related to such inspection. Should any defects be found, the classification surveyor will issue a "recommendation" which has to be rectified by the shipowner within the time limit prescribed. At the Special Survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, steel renewals would be prescribed. A one-year grace period may be granted by the classification society to the shipowner for completion of the Special Survey. Substantial amounts of money may have to be spent for steel renewals to pass a Special Survey if the vessel experiences excessive wear and tear. In lieu of the Special Survey every four years (five years if a year of grace is given), a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, whereby every part of the vessel would be surveyed within a five-year cycle. Insurance underwriters make it a condition of insurance coverage for the vessel to be certified as "in class" by a classification society which is a member of the International Association of Classification Societies ("IACS"). All of the Company's vessels currently in operation are certified as being "in class" by Bureau Veritas, a member of IACS.

    Company employees perform much of the necessary ordinary course maintenance. In addition, as technical manager of the Company's vessels, EST regularly inspects all of the Company's vessels, both at sea and while the vessels are in port. Vessels are inspected two to four times per year using rigorous criteria. Each vessel is examined and specific notations are made, and recommendations are given for improvements to the overall condition of the vessel, maintenance, safety and crew welfare.

PERMITS AND AUTHORIZATIONS

    The Company is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to its vessels. The kinds of permits, licenses and certificates required depend upon such factors as the country of registry, the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of the vessel. The Company has been able to obtain all permits, licenses and certificates currently required to permit its vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit the ability of the Company to do business or increase the cost of its doing business.

ENVIRONMENTAL, SAFETY AND OTHER REGULATIONS

    International Regulation. The IMO is an agency organized in 1958 by the United Nations. Over 100 governments are members of the IMO, whose purpose is to develop international regulations and practices affecting shipping and international trade and to encourage the adoption of standards of safety and navigation. All IMO agreements must be ratified by the individual government constituents. In addition to such agreements, the operation of the Company's vessels is also affected by the IMO's ISM Code, which requires shipowners and bareboat charterers to develop an extensive "Safety Management System," which includes policy statements, manuals, standard procedures and lines of communication. Noncompliance with the ISM Code may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels, and prohibitions from entering ports. The deadline for ISM Code certification for reefer vessels is July 1, 2002. EST has been certified under the ISM Code and ISO 9002 since 1993. The Company intends to have all its vessels in compliance with the ISM Code prior to implementation.

    The IMO continues to review and introduce new regulations on a regular basis. It is impossible to predict what additional regulations, if any, may be passed by the IMO, whether those regulations will be adopted by member countries and what effect, if any, such regulations might have on the operation of reefer vessels. The Company believes it is in compliance with all international laws applicable to its vessels and the operation of its business. However, additional laws and regulations may be adopted which could limit the use of reefer and container vessels such as the Company's vessels.

    Chlorofluorocarbons ("CFCs") and other chlorine containing substances are believed to cause depletion of the ozone content of the earth's stratosphere. As a result, the United Nations Environmental Program ("UNEP"), negotiated several international agreements to phase out the manufacture and use of CFCs. In 1985, the Vienna Convention for the Protection of the Ozone Layer (the "Convention") was agreed to by 20 countries. The Convention provided a mechanism for further negotiations. In 1987, 23 countries enacted the Montreal Protocol on Substances that Deplete the Ozone Layer (the "Montreal Protocol") requiring production of CFCs to be capped at 1986 levels with significant reduction in production to be met by manufacturers in ensuing years. In 1990, the Montreal Protocol was amended requiring member countries to phase out the production of a further specified number of CFCs and, in 1992, the Protocol was further amended requiring 90% phase out of hydrochlorofluorocarbons ("HCFCs") by 2015. As of January 1, 1998, approximately 157 countries were signatories to the Montreal Protocol, as amended. Reefer vessels in general, such as those that the Company owns, use HCFCs in their refrigerant systems. The Company believes all of its vessels comply with the Montreal Protocol. Additional laws or amendments to the Montreal Protocol may be adopted by member states to the Convention which could limit the ability of the Company to conduct business or increase its cost of doing business.

    United States Regulation. The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA") applies to releases of any substance designated as a "hazardous substance" or pollutant by the Environmental Protection Agency ("EPA"). Quantity and concentration are not factors in determining whether a substance is hazardous for purposes of CERCLA.

    Under CERCLA's liability scheme, Section 107 of CERCLA governs liability while Section 113 of CERCLA creates a mechanism for apportioning fault among potentially responsible parties ("PRP"). CERCLA provides that the owner or operator or demise charterer of a vessel is strictly liable for damages, removal costs and investigative expenses associated with a release of a hazardous substance. Liability is joint and several with other PRPs.

    Section 107 of CERCLA provides, in part, that the PRP shall be liable for: (i) all costs of removal or remedial action incurred by the United States Government or a state or an Indian tribe not inconsistent with the National Contingency Plan ("NCP"); (ii) any other necessary costs of response incurred by any other person consistent with the NCP; (iii) damages for injury to, destruction of, or loss of natural resources including the reasonable costs of assessing such injury, destruction, or loss resulting from a release; and (iv) the costs of any health assessment or health effects study carried out under the Act.

    Generally, private litigants under CERCLA may recover their response costs against the PRP. However, under CERCLA only the United States, a state or an Indian tribe may sue for damages for injury to natural resources and punitive damages. Punitive damages may be awarded under CERCLA up to three times the amount incurred by the U.S. Government to remediate a site.

    In addition, CERCLA provides that all costs and damages incurred by the U.S. Government for which the owner or operator of a vessel is liable for the release of a hazardous substance will constitute a maritime lien in favor of the United States on such vessel. Such costs and damages, accordingly, may be recovered in an action in rem.

    The liability of a PRP for the release of a hazardous substance is capped under CERCLA at $300 per gross ton, or $500,000, whichever is greater. This limit on liability is not available if the PRP violates an applicable safety, construction or operating regulation or was the result of the PRP's gross negligence or willful misconduct.

    PRPs under CERCLA are entitled to only three defenses: (i) act of God; (ii) act of war; and (iii) that the release was caused solely by the acts or omission of the third party other than an employee or agent of the defendant, or in connection with a contractual relationship with the defendant if the defendant exercised due care with respect to the hazardous substance and took precautions against foreseeable acts or omissions of any third party. All other potential defenses of the PRP are disallowed.

    The United States Oil Pollution Act of 1990, as amended ("OPA"), applies to all owners, operators and bareboat charterers of vessels that trade to the United States or its territories or possessions or operate in United States waters, which include the United States territorial seas and the 200 nautical mile exclusive economic zone of the United States. Under OPA, Responsible Parties (as defined therein) are strictly liable on a joint and several basis for discharges of oil (unless, the discharge results solely from the act or omission of a third party, an act of God or an act of war) for all oil spill containment and clean-up costs and other damages arising from actual and threatened discharges of oil pertaining to their vessels. Damages include: (i) natural resources damages and the costs of assessment thereof; (ii) real and personal property damages; (iii) net loss of taxes, royalties, rent, fees and other lost government revenues; (iv) lost profits or impairment of earning capacity due to property or natural resources damage; (v) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and (vi) loss of subsistence use of natural resources. OPA limits the strict liability of Responsible Parties to the greatest of $600 per gross ton or $500,000 per dry cargo vessel. However, this limit does not apply if the incident is caused by violation of applicable United States federal safety, construction or operating regulations, or gross negligence or willful misconduct of, the Responsible Party or that of a person in a contractual relationship with the Responsible Party, or if the Responsible Party failed or refused to report the incident or to cooperate and assist in connection with oil removal activities.

    In addition, OPA specifies vessel manning, equipment and other construction requirements that are in various stages of development by the United States Coast Guard ("USCG") and are applicable to new and to existing vessels.

    The USCG has promulgated a rule which requires evidence of financial responsibility equal to the aggregate of OPA's strict liability limit of $600 per gross ton and $300 per gross ton for potential liability for discharges of hazardous substances pursuant to CERCLA. Such financial responsibility, evidenced by issuance of a Certificate of Financial Responsibility ("COFR"), may be demonstrated by a guaranty in the form of acceptable insurance, surety bond, self-insurance or other means approved by the USCG. Failure to obtain a COFR or maintain the COFR on board the vessel may result in the vessel being detained or seized and the owner or operator being fined. Claimants may bring suit directly against an insurer, surety or other party that furnishes the guaranty. In the event that such insurer, surety or other party is sued directly, it is limited to asserting the following defenses: (i) the defense that the incident was caused by the willful misconduct of the responsible party; (ii) the defenses available to the Responsible Party under OPA or CERCLA; (iii) the defense that the claim exceeds the amount of the guaranty; (iv) the defense that the claim exceeds the property amount of the guaranty based on the gross tonnage of the vessel; and (v) the defense that the claim has not been made under either OPA or CERCLA. Most Responsible Parties have procured financial guaranties from special purpose insurers at additional cost. The Company believes that all of its vessels that travel within the 200 nautical mile exclusive economic zone of the United States comply with these USCG requirements.

    OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and most states that border on a navigable waterway have enacted legislation providing for unlimited liability for oil spills and the release of hazardous substances.

    Under the provisions of the Clean Air Act, the United States in 1989 adopted the Montreal Protocol and its production phase out schedules for CFCs. In addition, the EPA, pursuant to the Clean Air Act, has promulgated extensive regulations and established comprehensive criteria for the recovery, recycling and disposal of CFCs in the United States. The Company believes it is in compliance with the Clean Air Act and the rules adopted thereunder, to the extent it services and maintains its existing CFC-using refrigerant systems in the United States.

INSURANCE

    General. The operation of any vessel is subject to the inherent possibility of environmental mishaps including oil spills, and the liabilities arising from owning and operating vessels in international trade. The Company insures its vessels against the numerous risks associated with the operation of a vessel, including mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. CERCLA and OPA, which impose virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States' exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market.

    Hull and Machinery Insurance. The Company maintains marine hull and machinery and war risk insurance on each of its vessels, which includes the risk of actual or constructive total loss, with deductibles ranging from $75,000 to $100,000 per vessel per incident.

    Protection and Indemnity Insurance. Protection and indemnity insurance covers the legal liability of the Company for its shipping activities. This includes the legal liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. The coverage is generally viewed as unlimited with the exception of oil pollution liability, which is limited to $500 million per vessel per accident.

    This protection and indemnity insurance coverage is provided by P&I Associations. Each of the vessels currently in the fleet is entered in a P&I Association. P&I Associations are mutual protection and indemnity associations. Most such associations are members of the International Group of P&I mutual assurance associations ("International Group"). The eighteen P&I Associations that comprise the International Group insure approximately 95% of the world's tonnage and have entered into a pooling agreement to reinsure each association's liabilities. The liability of the International Group member associations is currently capped at $20 billion. Each P&I Association is currently considering lowering its exposure to this pooling agreement to approximately $4.5 billion. As a member of a P&I Association, which is a member of the International Group, the Company is subject to calls payable to the association based on its claim records as well as the claim record of all other members of the association, and members of the pool of P&I Associations comprising the International Group.

RECENT DEVELOPMENTS

    On November 29, 1999, the Company took delivery of the first 2205 TEU container vessel that was acquired on November 25, 1998 from Modern Shipping S.A. Subsequent to fiscal 1999, on February 25, 2000 the second 2205 TEU container vessel was delivered to
the Company.    The rest of the vessels on order consist of three
large-geared container vessels of 2205 TEU nominal capacity and two large Combined Container Reefer Carriers incorporating the latest loading technology.

    These five vessels are being built by China Shipbuilding
Corporation in Taiwan under the supervision and approval of Bureau Veritas which also built the two recently delivered vessels.

    One of these vessels is scheduled to be delivered during the second quarter of 2000 and the remaining four are scheduled to be delivered between the fourth quarter of 2000 and the first quarter of 2001. In addition, the "sister vessel flexibility" among the two types of newbuildings to be delivered will provide the Company with the ability to offer similar vessels to the same charterer.

    The total investment of approximately $221.0 million in the seven vessels is expected to be funded with approximately $101.0 million from the cash reserves of the Company, while the balance will be financed by secured loan facilities to be provided by Alpha Credit Bank, Deutsche Schiffsbank, EFG Eurobank, Mees Pierson, Nedship Bank and Scotiabank.

ITEM 2 - DESCRIPTION OF PROPERTY

    The Company has no leasehold or freehold interest in any real property.

ITEM 3 -LEGAL PROCEEDINGS

    From time to time the Company is a party to various routine litigation matters incidental to the Company's business arising principally from personal injury and cargo damage claims. Management believes that there are no current pending legal proceedings, individually or in the aggregate, which will have a material adverse effect on the business, financial position, or results of operations or liquidity of the Company.

    In September 1999 the arbitration panel rendered a final award in a dispute with a major banana company (as plaintiff) in which the Company was involved from 1996. The cargo damage portion of claim was fully covered by the Company's P&I Association. However, the arbitration panel also awarded consequential damages to plaintiff which are not covered by the P&I Association. Accordingly the P&I Association, which had guaranteed the claim, requested the Company to reimburse this amount. The Company has reflected this reimbursement by taking a provision of $ 6.3 million in the third quarter of 1999.

ITEM 4 - CONTROL OF THE REGISTRANT

    The Company is a closely-held Liberian holding company. The following table sets forth certain information, as of December
31, 1999, concerning the ownership of the Company's outstanding
Common Shares.

OWNERSHIP OF THE COMPANY

    NAME                     NUMBER OF SHARES    PERCENT OF TOTAL
    ____________________     _________________   ________________
    Omega Shipping Corp.     100 million                     100%


ITEM 5 - NATURE OF TRADING MARKET

    No active trading market within or outside the United States exists for the equity securities of the Company. The Company's equity securities have not been registered under the Securities
Act of 1933, as amended (the "Securities Act").

    On September 9, 1998, a registration statement covering $175,000,000 in aggregate principal amount of the Company's 8.875% Senior Notes due 2008 was declared effective, and the Company offered the registered notes (the "Exchange Notes") in exchange for all of its otherwise identical outstanding Restricted Notes (collectively, with the Exchange Notes, the "Notes"). The offer to exchange closed on October 16, 1998 and all Restricted Notes were exchanged for Exchange Notes. The Notes trade in the United States in inter-dealer transactions

ITEM 7 - TAXATION

    The Company is incorporated in the Republic of Liberia.  The
Company is not subject to income taxation under the laws of the Republic of Liberia. There is no treaty relating to taxation between the Republic of Liberia and the United States.

    U.S. HOLDERS OF NOTES ARE URGED TO CONSULT THEIR OWN TAX
ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF THE ACQUISITION,
OWNERSHIP AND DISPOSITION OF NOTES, AS WELL AS ANY APPLICABLE
FOREIGN, STATE OR LOCAL TAX LAWS OR ESTATE OR GIFT TAX
CONSIDERATIONS.

ITEM 8 - SELECTED FINANCIAL DATA

    The following selected historical income and balance sheet financial data as of and for the years ended December 31, 1997, 1998 and 1999 have been derived from the audited Consolidated Financial Statements of the Company. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, including the notes thereto, included elsewhere herein.

                                             YEAR ENDED DECEMBER 31,

                                         1997         1998        1999
Income Statement Data:
    Revenue from vessels, net(1)       $79,076      $71,440     $51,590
    Voyage and running expenses         31,619       26,805      25,058
    Gross profit                        47,457       44,635      26,532
    Depreciation and amortization(2)    14,464       14,811      14,455
    General and administrative
      expenses                           3,392        5,273       5,218
    Income from operations              29,601       24,551       6,859
    Interest expense, net                2,784        9,633      10,516
    Foreign currency, loss (gain)         (197)          69        (119)
    Loss (gain) on constructive
      total loss(3)                     (6,275)           0           0
    Litigation loss                          0            0       6,300
    Other expenses (income), net         (1557)        (776)     (1,392)
    Net income (Loss)                  $34,846      $15,625     $(9,695)

Balance Sheet Data:
    Cash and cash equivalents          $ 5,590      $26,854     $14,011
    Total assets                       170,810      251,137     239,695
    Total debt (including current
      portion)                         111,977      175,000     175,000
    Shareholders' equity                50,000       59,016      49,321

Other Financial Data:
    Net cash provided by operating
      activities                        40,436       29,488      12,668
    Net cash (used in) provided by
      investing activities               5,147      (66,475)    (17,711)
    Net cash (used for) provided by
      financing activities             (64,096)      58,251      (7,800)
Fleet Data:

    Number of vessels (end of
      period)                               26           22          22
    Total reefer cargo capacity
      (end of period)(4)                10,302       10,302       8,504
    Total operating days                 7,492        7,666       6,054
    Average revenue per vessel
      per day(5)                       $10,555       $9,319      $8,522
    Average operating expenses
      per vessel per day(6)             $3,437       $2,824      $3,059

____________________________
    (1) Revenue from vessels, net consists of charter income less brokers' commissions.
    (2) Depreciation and amortization consists of vessel depreciation, amortization of dry docking costs and amortization of financing fees and legal costs.
    (3) Gain on constructive total loss for 1997 consists of net insurance proceeds collected by the Company following a casualty to a vessel which was declared a constructive total loss ("CTL").
    (4) In thousands of cu. ft. Total reefer cargo capacity does not include reefer cargo capacity of the Company's two reefer container vessels which have an aggregate reefer cargo capacity of 776,000 cu. ft., if utilized to carry reefer containers.
    (5) Average revenue per vessel per day represents the daily average (as calculated based on total operating days) revenue from vessels, net of brokers' commissions. See "Management Discussion and Analysis of Financial Condition and Results of Operations."
    (6) Average operating expenses per vessel per day represents the daily average (as calculated based on total days of operating availability) of all expenses relating to the operation of the Company's vessels including crewing, repairs and maintenance, insurance, stores and lubes, and miscellaneous expenses, as well as voyage expenses such as bunkers, canal tolls and port charges. See "Management Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 9 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

GENERAL

    The Company is one of the world's leading independent owners and operators of reefer vessels with a fleet of 22 vessels as of December 31, 1999, including 19 reefer vessels, two high reefer intake container vessels and one 2205 TEU geared container vessel. In addition the Company has on order two combined container reefer carriers and four 2205 TEU geared container vessels. Prior to the formation of the Company, its subsidiaries operated as separate companies, under the management of EST. The following discussion presents financial information for the Company and its subsidiaries on a consolidated basis for all periods presented. The Company acquired such subsidiaries in October 1997 (the "Combination") in an exchange of stock transaction. Subsequent to the Combination, the financial statements of the Company were restated to reflect the consolidation of all companies.

    The Company's fleet currently consists of 22 vessels: (i) 19 reefer vessels ranging in size from approximately 200,000 to 600,000 cu. ft. of cargo capacity, including two modern reefer vessels each with 427,806 cu. ft. of capacity delivered from their builder in the first half of 1996; and (ii) two reefer container vessels with a cargo capacity of 324 TEUs, each, and one geared container vessel with a cargo capacity of 2,205 TEUs. The following table sets forth changes in the Company's fleet from December 31, 1994 through December 31, 1999.

                                           Year Ended December 31,
                                       1994 1995 1996  1997  1998 1999


Fleet owned at beginning of period     15   17   20    24    26   26
Newbuildings and other acquisitions
  during period                        2    3    4     2     0    1
Sales and dispositions during period   0    0    0     0     0    5

Fleet owned at end of period           17   20   24    26    26   22
Newbuildings on order                  0    0    0     0     7    6

Reefer Cargo Capacity
 (at end of period) (millions cft.)    7.5  8.8  10.3  10.3  10.3 8.5
TEU Capacity (at end of period).       0    0    0     648   648  2,853

    Reefer shipping is a highly specialized segment of the global shipping industry that provides seaborne transportation of perishable commodities, such as bananas, other fruits, meat, seafood, vegetables and dairy products, in a temperature controlled environment. The reefer industry is comprised of approximately 20 leading participants and numerous medium to small reefer fleet owners and operators.

    Reefer vessels are employed under time charters, voyage charters, COAs, and bareboat (or demise) charters. Reefer vessels that operate in a pool are generally time chartered to the pool by the owner and the pools secure employment for the vessels they control through a combination of COAs, voyage charters and time charters with other operators or end-users.

    The reefer vessel industry is characterized by cyclical changes in supply and demand, resulting in wide swings in charter rates and vessel utilization and, consequently, in profitability for reefer vessel owners and operators. The supply of reefer vessel cargo carrying capacity is a function of the number and size of new vessels built and older vessels scrapped. The demand for reefer vessel capacity reflects several variables, including the size of fruit harvests, import quotas, the impact of general economic conditions on consumer demand, and trends in worldwide consumption and prices for reefer commodities. When growth in demand exceeds the current or anticipated carrying capacity of worldwide supply, charter rates generally increase. When charter rates reach sufficiently high levels, the scrapping rate of older vessels declines and orders for newbuildings increase. Once commissioned, a newbuilding generally takes 18 months to 24 months to be built.

    Recent trends in reefer vessel charter rates are as follows:
The average time charter rate for quality, midsize, pallet-friendly reefer vessels more than doubled from $0.41 per cu.ft. in 1985 to $0.85 per cu.ft. in 1991. The steady increase in freight rates resulted in relatively heavy investment in cargo capacity during this period, with worldwide reefer capacity (over 100,000 cu.ft.) growing by approximately 34% between 1986 and 1993. By 1993, reefer vessel cargo carrying capacity had increased at a greater rate than reefer vessel shipping volumes. Shipping volumes were adversely affected in late 1992 and 1993 by the size of various fruit harvests, the European Union quota on "dollar" bananas grown in Central America, and recessionary conditions in various importing countries. Accordingly, time charter rates for older, pallet-friendly vessels declined to approximately $0.50 in 1993, a 41.2% decline from the peak in 1991. As a result of the decline in freight rates, scrapping of older vessels increased and the construction of newbuildings decreased, thereby causing a decline in the supply of cargo carrying capacity. Charter rates began to improve in 1994 as a result of the decline in supply capacity along with the increased cargo shipping demand. According to industry sources, average rates for older, pallet-friendly vessels increased to approximately $0.53 in 1994, $0.60 in 1995 and to $0.67 in 1996,
but declined to $0.65 in 1997 and 1998 to reach $0.60 in 1999.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, selected operating data as a percent of net revenue:

                                             YEAR ENDED DECEMBER 31,
                                      1994   1995   1996   1997   1998  1999

Revenue from vessels, net             100%   100%   100%   100%   100%  100%

Voyage and running expenses           36.5   39.4   41.6   40.0   37.5  48.6
Depreciation and amortization         19.0   20.4   16.8   18.3   20.7  28.0
General and administrative
  expenses                             4.3   4.1    3.9    4.3    7.4   10.1

Income from operations                40.3   36.1   37.7   37.4   34.4  13.3
Interest expense, net                 3.7    3.9    4.2    3.5    13.5  20.4
Loss (gain) on sale of vessels        0.0    0.0    0.0    (7.9)  0.0    2.4
Other expenses (income)               (1.0)  0.6    (0.7)  (2.2)  (1.0) (2.7)
Litigation loss                       0.0    0.0    0.0    0.0    0.0   12.2
Minority interest                     0.6    0.0    0.0    0.0    0.0    0.0

Net income (loss)                     37.0   31.6   34.2   44.1   21.9  (18.8)

    Revenue from vessels, net. Revenues are generated primarily from U.S. Dollar denominated charter hire payments under time charters, COAs or voyage charters to independent reefer operators, reefer pool operators and integrated multinational fruit companies. Revenues from vessels are presented net of shipbrokers' commissions. Historically, substantially all of the Company's time charters have been for periods of 12 months or more. During the past five years, revenues from time charters of 12 months or longer represented 86% of the Company's net revenues while for 1999 revenues from time charters represented 82% of the Company's net revenues compared to 92% during 1998. Depending on market conditions, the Company also charters out its vessels on COAs, and in the spot market on voyage charters. In 1997 and 1998, the Company derived 16% and 8% of its net revenues from COAs and spot market voyage charters, respectively. For 1999, the Company's share of revenues from spot charters increased to 18% reflecting the market conditions and the unwillingness of charterers to commit for longer periods.

    The Company's aggregate revenues are a function of the average freight rate that it earns per vessel per day and the total number of vessel days the fleet is in operation. The following table summarizes the Company's average revenue per vessel per day and total operating days:

                                       YEAR ENDED DECEMBER 31,
                        1994      1995     1996      1997     1998     1999

Average revenue per
 vessel per day         $8,169    $8,418   $10,086   $10,555  $9,319   $8,522
Percentage increase
 (decrease)             (13.4)%   3.0%     19.8%      4.7%    (11.7)%  (8.6)%
Total operating days    5,625     6,037    7,777     7,492    7,666    6,054
Percentage increase     25.6%     7.3%     28.8%     (3.7)%   2.3%     (21.0)%

    Voyage and running expenses. Voyage and running expenses include costs of crewing, spares and stores, insurance premiums, lubricants, repairs and maintenance, and victualling. The time charterer, subject to certain adjustments pays bunkers and port expenses for vessels under time charters. Bunkers and port expenses for vessels under voyage charters and COAs are paid by the vessel owner and are included in voyage expenses. The following table sets forth the Company's average voyage and running expenses per vessel per day:

                                       YEAR ENDED DECEMBER 31,
                        1994      1995     1996      1997     1998     1999

Average operating expenses
 per vessel per day     $2,791    $3,002   $3,989    $3,437   $2,824   $3,059
Percentage increase
(decrease)              4.6%      (19.8)%  32.9%     (13.8)%  (17.8)%  8.3%

    General and administrative expenses. General and administrative expenses include management fees of $500 per day per vessel paid to EST in 1999 for technical management, headquarters expense, office staff and the expense of administrative, legal, quality assurance, information systems and centralized accounting support functions. Such fees are reduced to $300 per day per vessel when the vessel is in lay-up condition.

    Depreciation and amortization. The Company depreciates its vessels on a straight-line basis over an estimated useful life of 25 years. For secondhand vessels, the Company depreciates vessel acquisition costs on a straight-line basis over the balance of such vessel's useful life of 25 years. Amortization includes dry docking costs of the vessels, which are carried out approximately every two and one-half years. These costs are deferred and amortized through the next dry docking period. Legal costs and financing fees incurred in connection with the financing of a vessel are also deferred and amortized over the loans' repayment period. Costs relating to loans that are repaid are expensed in the period of repayment.

YEAR ENDED DECEMBER 31, 1999, COMPARED WITH YEAR ENDED
DECEMBER 31, 1998

    Revenue from vessels, net. Revenue from vessels, net, decreased $19.9 million to $ 51.6 million in 1999, compared to $71.4 million in 1998, representing a 27.7% decrease. Average daily revenue per vessel decreased to $8,522 in 1999 from $9,319 in 1998, representing an 8.6% decrease. Operating days decreased to 6,054 days in 1999 from 7,666 days in 1998, representing a 21.0% decrease. The reason for the decrease in revenues was that fewer vessels were on time charter in 1999 and the remaining vessels operated in the spot market were directly affected by lower spot rates and by the lack of additional cargoes, as banana crops were destroyed by heavy rainfalls and floods caused by the El Nino phenomenon during 1998. An other indication of the market conditions and the lack of cargoes is that operating days decreased in 1999 compared to 1998 by 21% or by 1,612 days which means that the vessels that were in the spot market had to wait for longer periods between voyages during the first six months of 1999 while during the third and fourth quarter of 1999 they were in lay-up. Consequently, revenues from time charters in 1999 were $42.3 million and $9.3 million from the voyage charters. On November 29, 1999 the Company took delivery of the first 2205 TEU geared container which was chartered to a major charterer for 5 months. The revenues from the reefer fleet were $ 51.3 million while the container vessel fleet contributed only $ 0.3 million in 1999.

    Voyage and running expenses. Voyage and running expenses decreased by $ 1.7 million, to $ 25.0 million in 1999 from $26.8 million in 1998. As a percentage of revenues, voyage and running expenses increased to 48.6% in 1999 compared to 37.5% in 1998. The decrease of $ 1.7 million was partially due to the fact that the vessels in voyage charters operated fewer days and thus concluded fewer voyages, while during the second half of the year were in lay up, which meant that bunkers, port dues and other expenses were reduced significantly even though more vessels operated in the spot market compared to 1998. Voyage expenses were $ 3.7 million and $2.7 million in 1999 and 1998, respectively. Due to the continuous preventive maintenance that the Company is implementing in its vessels and due to the days that the vessels were in lay up, running expenses decreased by $
2.7 million in 1999.

    General and administrative expenses. General and administrative expenses remained at virtually the same level of $
5.2 million in 1999 compared to $5.3 million in 1998. These expenses consisted of the management fee of $500 per day per vessel paid to EST effective as of January 1, 1998, and compensation to the Company's directors, effective from September 1, 1998. The management, fees to EST are reduced to $300 per day per vessel when a vessel is in lay-up.

    Depreciation and amortization. Depreciation and amortization decreased by $ 0.4 million to $ 14.4 million in 1999 from $14.8 million in 1998. This decrease was due to the sale for scrapping of five vessels during the first nine months of 1999.

    Interest expense, net.  Interest expense, net, increased by $
0.9 million, to $ 10.5 million in 1999 from $9.6 million in 1998. This increase was primarily due to the Company's paying interest on the Senior Notes for the whole of 1999 as opposed to a portion of 1998. The amount of $3.4 million in interest expense was capitalized because the proceeds from the Senior Notes were used for the acquisition of the first newbuilding. Interest expense in 1999 and in 1998 was $ 12.1 million and $12.0 million, respectively. Interest income in 1999 and in 1998 was $ 2.1 million and $2.8 million, respectively.

    Net income. Net income decreased by $ 25.3 million, to a loss of $ 9.7 million in 1999 from a profit of $15.6 million in 1998. As a percentage of revenues, net income decreased to (18.8)% in 1999 from 21.9% in 1998. This decrease of $ 25.3, was mainly due to the decrease of net revenues by $19.9 million due to spot market conditions, by $6.3 million due to the Company's reimbursement of its P&I Association for a litigation claim and decreased voyage and running expenses of $ 1.7 million resulting from fewer spot voyages and efficient management of the Company's vessels.

YEAR ENDED DECEMBER 31, 1998, COMPARED WITH YEAR ENDED
DECEMBER 31, 1997

    Revenue from vessels, net. Revenue from vessels, net decreased by $7.3 million, to $71.4 million in 1998 from $79 million in 1997, representing a 9.2% decrease. Average daily revenue per vessel decreased to $9,319 in 1998 from $10,555 in 1997, representing a 11.7% increase. Operating days increased to 7,666 days in 1998 from 7,492 days in 1997, representing a 2.3% increase. The reason for the decrease in revenues was that the vessels operating in the spot market were directly affected by lower spot rates and by the lack of additional cargoes, as banana crops were destroyed by heavy rainfalls and floods caused by the El Nino phenomenon. Even though the total fleet operating days increased in 1998 compared to 1997, the vessels that were in the spot market operated only 422 days in the first six months of 1998 compared to 633 days for the same period of 1997, while during the third and fourth quarter of 1998 they were in lay-up. Consequently, revenues from time charters in 1998 were $65.8 million and $5.6 million from the voyage charters.

    Voyage and running expenses. Voyage and running expenses decreased by $4.8 million, to $26.8 million in 1998 from $31.6 million in 1997. As a percentage of revenues, voyage and running expenses decreased to 37.5% in 1998 compared to 40% in 1997. The decrease of $4.8 million was partially due to the fact that the vessels in voyage charters operated fewer days and thus concluded fewer voyages, which meant that bunkers, port dues and other expenses were reduced significantly. Voyage expenses were $2.7 million and $4.6 million in 1998 and 1997, respectively. Due to the continuous preventive maintenance that the Company is implementing in its vessels the running expenses decreased by $2.8 million dollars in 1998.

    General and administrative expenses. General and administrative expenses increased by $1.8 million to $5.3 million in 1998 compared to $3.4 million in 1997. This increase was due primarily to the new management fee of $500 per day per vessel based on the new management agreement with EST that was put into effect as of January 1, 1998. For the previous year the management fee was $350 per day per vessel. The fees are reduced to $300 per day per vessel when a vessel is in lay-up. During 1998 the fleet had 1637 lay-up days out of 9360 days of operating availability compared to 1485 lay-up days out of 9160 days of operating availability in 1997.

    Depreciation and amortization. Depreciation and amortization increased by $0.4 million to $14.8 million in 1998 from $14.4 million in 1997. This increase was due to the write-off of loan expenses due to prepayment of the related loan from the proceeds of the Company's Senior Notes offering as well as the amortization of the legal expenses in relation to the Senior Notes offering.

    Interest expense, net. Interest expense, net, increased by $6.8 million, to $9.6 million in 1998 from $2.8 million in 1997. This increase was primarily due to the interest of $10.5 million on the Company's Senior Notes from April 27 to December 31, 1998. Interest expense in 1998 and in 1997 was $12 million and $4.6 million, respectively; interest expense on bank loans was $4.6 million and $1.4 million in 1997 and 1998, respectively.
Interest income in 1998 and in 1997 was $2.8 million and $1.8 million, respectively. The increase in the interest income was due to the high cash balances that the Company had from the proceeds of the Senior Notes offering.

    Net income. Net income decreased by $19.2 million, to $15.6 million in 1998 from $34.8 million in 1997. As a percentage of revenues, net income decreased to 21.9% in 1998 from 44.1% in 1997. This decrease of $19.2, including the extraordinary gain of $6.3 in 1997, was due to the decrease of net revenues by $7.6 million due to spot market conditions, increase in the Company's net interest expense by $6.8 million due to the higher interest cost of the Senior Notes, and decreased voyage and running expenses of $4.8 million resulting from fewer spot voyages and efficient management of the Company's vessels.

YEAR ENDED DECEMBER 31, 1997, COMPARED WITH YEAR ENDED
DECEMBER 31, 1996

    Revenue from vessels, net. Revenue from vessels, net increased by $0.7 million, to $79.1 million in 1997 from $78.4 million in 1996, representing a 0.8% increase. Average daily revenue per vessel increased to $10,555 in 1997 from $10,086 in 1996, representing a 4.7% increase. Operating days decreased to

7,492 days in 1997 from 7,777 days in 1996, representing in 3.7% decrease notwithstanding the acquisition of two secondhand vessels in April 1997. This decrease in operating days was offset by the increased freight rates achieved by vessels that were time chartered in the beginning of 1997 and a pre-determined increase in rates for four vessels that were subject to three year time charters. The main reason for the decrease in operating days was because four vessels were in operation in 1996 on COAs for, the whole year, while the same vessels operated only during the high season in 1997. However, the fewer operating days were offset by higher freight rates achieved by those vessels. In addition, six vessels were dry docked and underwent extensive maintenance and modifications, utilizing 1,675 days out of their 2,085, or, 80.3% of their possible operating days in 1997. At December 31, 1997, the fleet of the Company consisted of 24 reefer vessels with a total cargo capacity of 10.3 million cu.ft., and two reefer container vessels with a total cargo capacity of 648 TEUs.

    Voyage and running expenses. Voyage and running expenses decreased by $1.1 million, to $31.6 million in 1997 from $32.7 million in 1996. As a percentage of revenues, voyage and running expenses decreased to 40.0% in 1997 from 41.6% in 1996. This decrease was due primarily to fewer operating days of vessels under COAs, thus resulting in decreased voyage and running expenses. When a vessel is not in operation, the operating cost of the vessel is greatly reduced because there is only a skeleton crew on board the vessel, and maintenance costs due to wear and tear and insurance premiums, consumption of lubricants, fuels and other stores are reduced.

    General and administrative expenses. General and administrative expenses increased by $0.3 million, to $3.4 million in 1997 from $3.1 million in 1996. This increase was due primarily to the addition of two secondhand vessels in April 1997 and the operation of the vessels acquired in the first half of 1996 for a full year in 1997. This increase was partially offset by the laying-up of four vessels, which resulted in decreased expenses.

    Depreciation and amortization. Depreciation and amortization increased by $1.4 million, to $14.5 million in 1997 from $13.1 million in 1996. This increase was primarily due to an increase in depreciation resulting from the full year of depreciation for the two newbuilding vessels acquired in the first half of 1996 and the purchase in April 1997 of two secondhand vessels. Depreciation expense in 1997 and 1996 was $13.7 million and $12.5 million, respectively.

    Interest expense, net. Interest expense, net, decreased by $0.5 million, to $2.8 million in 1997 from $3.3 million in 1996. This decrease was primarily due to increased interest income from the cash management of the Company's cash equivalents. Interest expense in 1997 and 1996 was $4.6 million and $4.0 million, respectively; interest income in 1997 and 1996 was $1.8 million and $0.7 million, respectively. The average interest rate payable on the Company's long-term debt during 1997 and 1996 was 6.5% and 6.25%, respectively.

    Net income. Net income increased by $8.0 million, to $34.8 million in 1997 from $26.8 million in 1996. As a percentage of revenues, net income increased to 44.1% in 1997 from 34.2% in 1996. This margin improvement was due primarily to the gain in 1997 of $6.3 million from the collection of insurance proceeds received as a result of the constructive total loss ("CTL") of a vessel. Excluding this item, net income increased by $1.8 million, to $28.6 million in 1997 from $26.8 million in 1996. As a percentage of revenues, net income, excluding this item, increased to 36.2% in 1997 from 34.2% in 1996. This increase was due primarily to the decrease of net interest expense as well as higher recovery of insurance claims.

LIQUIDITY AND CAPITAL RESOURCES

    The Company operates in a capital-intensive industry requiring extensive investment in revenue producing assets. The liquidity requirements of the Company relate to servicing its debt, funding investments in vessels, funding working capital and maintaining cash reserves. Net cash flow generated from operations is the main source of liquidity for the Company. Net cash provided by operating activities was $ 12.7 million in 1999 and $29.5 million in 1998. Additional sources of liquidity include proceeds from asset sales and borrowings generally secured by one or more of the Company's vessels, together with the proceeds of the Company's offering of Senior Notes.

     Net cash provided by operating activities decreased to $ 12.7 million in 1999 from $29.5 million in 1998, primarily due to the lower net income ( loss ) that the Company suffered for the period and increase of the accrued interest and financing charges, due to the interest cost of the Senior Notes for a whole year. Net cash provided by operating activities decreased to $ 29.5 million for 1998 from $ 40.4 million in 1997, due primarily to lower net income and increased interest charges due to the issuance of the Senior Notes in 1998. Net cash provided by operating activities consists of the Company's net income, increased by non-cash expenses such as depreciation and amortization of deferred charges, and adjusted by changes in working capital.

     Net cash used in investing activities in 1999 was $ 17.7 million out of which $ 25.0 million was generated by the sale of marketable securities while investments in vessel construction and improvements and acquisitions were $ 44.8 million, relating to the acquisition of the seven newbuildings, including the final delivery payment of the first vessel that was delivered to the Company on November 29, 1999. The Company's principal uses of cash in investing activities have been vessel acquisitions and improvements, and purchases of equipment, as well as installment payments for vessels under construction.

    Net cash used in financing activities for 1999 was $ 7.8 million. This amount includes the payment of dividends amounting to $ 7.5 million for the year 1998 which were declared in 1998 and paid during the first quarter of 1999. Thus, cash and cash equivalents at December 31, 1999 were $ 14.0 million. The Company expects to apply the remaining $ 26.1 million for the pre-delivery installments for the acquisition of the six newbuilding vessels from its existing cash together with a portion of the cash generated from the operations of the existing fleet and fund the balance of $120 million with financing through secured bank facilities that are already in place.

    The Senior Notes Indenture contains certain covenants that, among other things, limit the ability of the Company and its restricted subsidiaries to: (i) incur additional indebtedness;
(ii) make restricted payments; (iii) allow restrictions on distributions from subsidiaries; (iv) incur liens; (v) enter into certain transactions with affiliates; (vi) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company; (vii) enter into sale and leaseback transactions; (viii) issue capital stock of its subsidiaries; (ix) enter into certain business activities; and (x) merge or consolidate with any other person. Events of default under the Senior Notes Indenture include (i) failure to pay principal or interest when due; (ii) failure to comply with certain restrictions on mergers, consolidations and transfers of assets, (iii) failure to comply with certain agreements and covenants in the Senior Notes Indenture; (iv) certain events of default on other indebtedness; (v) certain events of bankruptcy, and (vi) the breach of any representation or warranty.

     The Company believes that based on current levels of operating performance and expected market conditions, its cash flow from operations, together with the existing cash and other available sources of funds, will be adequate to make required payments of interest on the Company's Senior Notes due in May 2000, and to fund anticipated working capital requirements for the foreseeable future.

THE SENIOR NOTES

    Pursuant to a Purchase Agreement dated April 22, 1998, the Company sold unregistered 8.875% Senior Notes due 2008 (Restricted Notes) in an aggregate principal amount of $175,000,000 to Donaldson, Lufkin & Jenrette (the "Initial Purchaser") in reliance upon, and subsequently resold by the Initial Purchaser thereof under, exemptions from the registration provisions of the Securities Act (including those provided by Section 4(2) thereof, and Rule 144A and Regulation S promulgated thereunder). The Initial Purchaser subsequently placed the Restricted Notes with qualified institutional buyers in reliance upon Rule 144A under the Securities Act of 1933, as amended (the "Securities Act") and with a limited number of accredited investors (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act). The net proceeds to the Company from the sale of the Restricted Notes were used to repay existing debt in the amount of $111.9 million and the balance was retained for general corporate purposes.

    Pursuant to a prospectus dated September 16, 1998, under a Registration Statement declared effective under the Securities Act, the Company commenced and completed an offer (the "Exchange Offer") to exchange $1,000 principal amount of its registered 8.875% Senior Notes due 2008 (the Exchange Notes) for each $1,000 principal amount of the Restricted Notes. The form and terms of the Exchange Notes are identical in all material respects to those of the Restricted Notes, except for certain transfer restrictions and registration rights relating to the Restricted Notes. The Exchange Notes have the same redemption terms as the Restricted Notes. The Exchange Notes evidence the same indebtedness as the Restricted Notes and were issued pursuant to, and are entitled to the benefits of, an indenture among the Company, the Subsidiary Guarantors and The Chase Manhattan Bank, (the "Trustee"), dated as of April 27, 1998 governing the Restricted Notes and the Exchange Notes (the "Indenture").

    The Senior Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis (the "Subsidiary Guarantees") by all of the Company's direct and indirect subsidiaries (the "Subsidiary Guarantors") existing on the issue date. In the future, the Senior Notes may be jointly and severally guaranteed by certain other subsidiaries of the Company. The Senior Notes rank pari passu in right of payment with all existing and future senior indebtedness of the Company and of the Subsidiary Guarantors, respectively, and are senior in right of payment to all future subordinated indebtedness of the Company and of the Subsidiary Guarantors, respectively.

CYCLICALITY OF SHIPPING INDUSTRY

    The shipping industry has been highly cyclical, experiencing volatility in profitability, vessel values and charter rates resulting from changes in the supply of, and demand for, shipping capacity. The demand for ships is influenced by, among other factors, global and regional economic conditions, developments in international trade, changes in seaborne and other transportation patterns, weather patterns, crop yields, armed conflicts, port congestion, canal closures, political developments, conflicts, embargoes and strikes. The demand for ships is also influenced by, among other things, the demand for consumer goods, perishable foodstuffs and dry bulk commodities. Demand for such products is affected by, among other things, general economic conditions, commodity prices, environmental concerns, weather and competition from alternatives to coal and oil. The supply of shipping capacity is a function of the delivery of new vessels and the number of older vessels scrapped, converted to other uses, reactivated or lost. Such supply may be affected by regulation of maritime transportation practices by governmental and international authorities. All of these factors which affect the supply of and demand for vessel capacity are beyond the control of the Company. In addition, the nature, timing and degree of changes in the shipping markets in which the Company operates, as well as future charter rates and values of its vessels, are not readily determinable.

FOREIGN CURRENCY RATE FLUCTUATION

    The international reefer industry's functional currency is the U.S. Dollar and, as a result, virtually of the Company's revenues are in U.S. Dollars. Historically, general and administrative expenses are incurred in Greek Drachmae, while a significant portion of the cost of revenues is incurred in U.S. Dollars and, to a much lesser extent, other currencies. The Company has a policy of continuously monitoring and managing its foreign exchange exposure, but the Company does not have any, and does not believe that it has any current need to enter into, foreign currency hedging transactions.

INFLATION

    Although inflation had a moderate impact on operating expenses, dry-docking expenses and corporate overhead, the Company's management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. However, in the event that inflation becomes a significant factor in the world economy, inflationary pressures would result in increased operating and financing costs.

THE YEAR 2000 COMPUTER PROBLEM

    The Company undertook steps to render its onshore computer systems Y2K compliant prior to January 1, 2000. The technical managers of the Company's vessels have identified the Y2K issues in regard to their own systems and the on-board systems of those of the Company's vessels that each manager maintains, and have resolved the issues prior to January 1, 2000. Currently all computer systems are properly operating and they are Y2K compliant without any necessary corrective action.

RECENT TRENDS

    During 1999 the reefer industry was faced with the consequences of the market conditions and the weather disturbances that had affected the reefer industry during 1998. The activities were basically driven by the increased export volume from Chile where growing conditions are back to normal while Equador, the world's largest exporter of bananas, slowly recovered from the devastating effect of the El Nino phenomenon. In addition, the delivery in 1999 of 17 reefer newbuildings with
7.6 million cubic feet of capacity in conjunction with the higher than usual scrapping level of 16.9 million cubic feet of capacity made the outlook uncertain for 1999 and the high season of 2000 with a high degree of volatility due to oversupply of vessels and lack of cargo. Moreover, there are 16 scheduled reefer deliveries in 2000, representing 7.1 million cubic feet, and the containerization of the reefer cargoes is rapidly increasing. In a market out of balance where supply outstrips demand, charterers prefer not to commit themselves to long period time charters in order to take advantage of the current supply of vessels at low freight rates. Thus, of the 22 vessels in the Company's fleet, 9 vessels are on time charter until the end of 2000, at rates around 15% and 40% below those of last year for late 1990's built and 1980's built tonnage, respectively. The remaining reefer vessels in the Company's fleet will operate in the spot market during the high season, which ends in May and then will be in lay up as in 1999, since the Company does not foresee any short-term improvement in freight rates. Due to market conditions and scrapping levels, Management has scrapped five reefer vessels: the Azalea and the Margarita during the first quarter of 1999, the Spartian, the Mimoza and the Myrtia during the second quarter of 1999.

ITEM 10 - DIRECTORS AND OFFICERS OF THE REGISTRANT

    Set forth below are the names and positions of the directors and executive officers of the Company. Directors of the Company are elected annually, and each director holds office until a successor is elected. Officers of the Company are elected from time to time by vote of the Board of Directors and hold office until a successor is elected.

THE COMPANY

    The directors and executive officers of the Company are listed below:

         NAME                AGE   POSITION

         Victor Restis       32    Director, Chief Executive
                                   Officer and President
         Katia Restis        34    Director and Vice President
         Claudia Restis      29    Director and Treasurer
         Kostas Koutsoubelis 45    Director, Chief Financial
                                   Officer and Secretary

    Certain biographical information with respect to each of these individuals is set forth below:

    VICTOR RESTIS* , with nine years of experience in the shipping industry, served as Managing Director of EST from 1993 through 1997. He has been President and a Director of the Company since its incorporation. Prior to joining EST, Mr. Restis served as Managing Director of the Perama Shipyard from 1992 to 1993. Mr. Restis has been an alternate Director of the Liverpool & London Steamship Protection & Indemnity Mutual Association Limited since 1996. He holds Masters Degrees in Accounting and Finance from the Institute Catholique d'Hautes Etudes Commerciales, Brussels, Belgium ("ICHEC").

    KATIA RESTIS*, with eleven years of experience in the shipping industry, joined EST in 1989 and has been Vice President and Director of the Company since its incorporation. She is a graduate of the European University of Brussels, Belgium and holds a Masters Degree from The Graduate School of International Management (Thunderbird), Arizona, U.S.A.

    CLAUDIA RESTIS*, with four years of experience in the shipping industry, joined EST in 1995 and has been Treasurer and a Director of the Company since its incorporation. She is a graduate of ICHEC and holds a Masters Degree in International
Management.

    KOSTAS KOUTSOUBELIS, with eleven years of experience in the shipping industry, joined the Company in 1997 as a Director and
Secretary.  Before joining the Company, he served as Head of
____________________

* Victor Restis, Katia Restis and Claudia Restis are siblings.

Shipping of Credit Lyonnais Greece from 1995 to 1997. Prior to that, he served as Financial Director of International Reefer Services, S.A., a major shipping company from 1989 to 1995. He is a graduate of St. Louis University, St. Louis, Missouri, U.S.A. and holds a B.S./B.A. degree.

ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS

    As of September 1, 1998, the Company has been responsible for paying compensation to the directors and officers, which previously had been paid by EST. Compensation paid by EST to the directors in the aggregate totaled $700,000 in 1999.

ITEM 13 - INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

    Not applicable

PART IV

ITEM 17 - FINANCIAL STATEMENTS

    See pages F-1 through F-23, which are attached hereto and incorporated herein.

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

    The following financial statements, together with the report of Arthur Andersen, Independent Accountants, are filed as part of this annual report:

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

 AUDITED FINANCIAL STATEMENTS
    Report of Arthur Andersen, Independent Accountants.........F-1

    Consolidated Statements of Income for the years ended
    December 31, 1999, 1998 and 1997...........................F-2

    Consolidated Balance Sheets as of
    December 31, 1999 and 1998.................................F-3

    Consolidated Statements of Cash Flows for the years ended
    December 31, 1999, 1998 and 1997...........................F-4

    Notes to Consolidated Financial Statements.................F-6

                        INDEX TO EXHIBITS



Not Applicable.

                           SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Enterprises Shipholding Corporation



                             By:/s/ Victor Restis
                                _____________________
                                Name:   Victor Restis
                                Title:  President




Dated:  April 19, 2000

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Shareholders of
Enterprises Shipholding Corporation and Subsidiaries:


We have audited the accompanying consolidated balance sheets of Enterprises Shipholding Corporation (a Liberian corporation) and Subsidiaries (the ``Company''), as of December 31, 1998 and 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enterprises Shipholding Corporation and Subsidiaries as of
December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with United States generally accepted accounting principles.




Athens, Greece,
March 2, 2000

ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1998 AND 1999
(Expressed in thousands of U.S Dollars - except per share data)

ASSETS                                      1998          1999

CURRENT ASSETS:

    Cash and cash equivalents (Note 2l)    $26,854      $14,011
                                           --------      -------
    Marketable Securities (Note 2c)         24,126          -
                                           --------      -------
    Accounts receivable-
      Trade (Note 2m)                          785          916
      Insurance claims (Note 2g)             1,276          492
      Other, including accrued interest      1,451           83
    receivable of $ 511 in 1998            --------      -------
                                             3,512        1,491
                                           --------      -------
    Inventories (Note 2d)                    1,869        2,299
    Prepayments and other (Note 4)             229          395
                                           --------      -------
      TOTAL CURRENT ASSETS                  56,590       18,196
                                           --------      -------
FIXED ASSETS:

    Advances for vessels under construction 36,592       45,670
    (Notes 1, 5 and 6)
    Vessels' cost (Notes 2e, 2f, 6, 8,     224,929      249,181
    14 and 15)
    Accumulated depreciation               (71,988)     (77,988)
                                           --------      -------
    (Notes 2e and 6)
                                           152,941      171,193
                                           --------      -------
      TOTAL FIXED ASSETS                   189,533      216,863
                                           --------      -------
OTHER NON CURRENT ASSETS:
    Deferred charges, net of amortization
    of $ 2,204 and $ 3,309 at
    December 31, 1998 and 1999 respectively
    (Notes 2i and 7)                         5,014        4,636
                                          ---------    ---------
    TOTAL ASSETS                          $251,137     $239,695

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Accounts payable-

      Trade                                 $3,558       $3,963
      Due to a related company
      (Notes 3 and 15)                         570          643
      Master accounts                          691          575
                                           --------      -------
                                             4,819        5,181
                                           --------      -------
    Dividends payable                        7,500            -
    Due to management company
    (Notes 1 and 3)                            409          353
    Unearned revenue (Note 2k)               1,156          493
    Accrued interest and finance charges     2,589        2,589
    Claim payable (Note 9)                       -        6,300
    Other accrued liabilities
    (Notes 2j and 10)                          648          458
                                           --------      -------
          TOTAL CURRENT LIABILITIES         17,121       15,374
                                           --------      -------
SENIOR NOTES PAYABLE (Note 8)              175,000      175,000
                                           --------      -------
COMMITMENTS AND CONTINGENCIES (Note 16)          -            -

SHAREHOLDERS' EQUITY:

    Share capital, nominal value $0.01 each
    (100,000,000 shares authorised, issued
    and outstanding at
    December 31, 1998 and 1999)              1,000        1,000
    Retained earnings                       57,125       48,321
    Other comprehensive income (Note 2c)       891            -
                                           --------      -------
          TOTAL SHAREHOLDERS' EQUITY        59,016       49,321
                                           --------      -------
          TOTAL LIABILITIES AND
          SHAREHOLDERS' EQUITY            $251,137     $239,695

The accompanying notes are an integral part of these consolidated balance sheets.

ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
(Expressed in thousands of U.S Dollars - except per share data)


                                      1997           1998             1999

REVENUE FROM VESSELS, net
(Notes 1 and 2k)                     $79,076         $71,440         $51,590

VOYAGE AND RUNNING EXPENSES
(Notes 2h, 2k and 2n)                (31,619)        (26,805)        (25,058)
                                     --------        --------        --------
                                      47,457          44,635          26,532

DEPRECIATION AND AMORTIZATION
(Notes 2e, 2i, 6 and 7)              (14,464)        (14,811)        (14,455)

GENERAL AND ADMINISTRATIVE
EXPENSES
(Notes 1 and 3)                       (3,392)         (5,273)         (5,218)
                                     --------        --------        --------
   Income from Operators              29,601          24,551           6,859
                                     --------        --------        --------
OTHER INCOME (EXPENSES):

   Interest and finance
   expenses, net
   (Notes 7 and 8)                    (2,784)         (9,633)        (10,516)
   Foreign currency gain
   (loss) (Note 2b)                      197             (69)            119
   Litigation loss (Note 9)                -               -          (6,300)
   Loss on sale of vessels
   (Note 14)                               -               -          (1,249)
   Gain on constructive total
   loss (Note 15)                      6,275               -               -
   Other, net (Note 13)                1,557             776           1,392
                                     --------        --------        --------
   Total other income
   (expenses)                          5,245          (8,926)        (16,554)
                                     --------        --------        --------
   NET INCOME (LOSS)                 $34,846         $15,625         $(9,695)

   EARNINGS (LOSSES) PER SHARE
   (note 2p)                          $0.35            $0.16          $(0.10)

   WEIGHTED AVERAGE NUMBER
   OF SHARES                      100,000,000     100,000,000     100,000,000

The accompanying notes are an integral part of these consolidated statements.

ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
(Expressed in thousands of U.S Dollars - except per share data)

                                                           ACCUMULATED
                                                           OTHER
                       COMPREHENSIVE  SHARE    RETAINED    COMPREHENSIVE
                       INCOME (LOSS)  CAPITAL  EARNINGS    INCOME      TOTAL


BALANCE, December 31,
 1996                                $1,000    $16,963     $  -      $17,963

Net income                $34,846          -    34,846           -    34,846

Dividends paid ($ 0.03
 per share)                      -         -    (2,809)          -    (2,809)

Comprehensive              -------
 income                     34,846         -          -          -          -
                          ========    ------   --------    -------    -------
BALANCE, December 31,                 ------   --------               -------
 1997                            -    1,000     49,000           -    50,000

Net income                 15,625          -    15,625           -    15,625

Other comprehensive
 income
- Valuation                    891         -          -        891       891
of marketable
securities

Dividends paid ($ 0.075
 per share)                      -         -    (7,500)          -    (7,500)

Comprehensive              -------
 income                    16,516          -          -          -         -
                           =======    ------     ------     ------     ------

BALANCE, December 31,
 1998                            -    1,000     57,125        891     59,016

Net loss                   (9,695)         -    (9,695)          -    (9,695)

Other
 comprehensive
 income
- Realisation
of valuation of
marketable
securities                   (891)         -       891       (891)         -

Comprehensive
 income (loss)           $(10,586)         -         -           -         -
                         =========    ------     ------    -------    -------

BALANCE, December 31,
1999                                 $1,000    $48,321     $-         $49,321
                                    ========   ========    =======    =======

ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
(Expressed in thousands of U.S Dollars)

                                            1997        1998          1999

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)                          $34,846     $15,625     $(9,695)
 Adjustments to reconcile net
 income to net cash provided by
 operating activities-
   Depreciation                             13,693       13,987      13,675
   Amortization of deferred charges            771        1,234       1,234
   Interest expense                          4,571       11,903      12,108
   Litigation loss                                -           -       6,300
   Loss from sale of vessels                      -           -       1,249
   Gain from sale of marketable
     securities                                   -           -        (973)
   Gain from vessel constructive loss       (6,275)           -           -
 (Increase) Decrease in:
   Accounts receivable                        1,056      (2,484)      2,021
   Inventories                                 714         (276)       (430)
   Prepayments and other                       (26)         377        (166)
 Increase (Decrease) in:
   Accounts payable                         (1,918)         210         362
   Other accrued liabilities                   907         (526)       (190)
   Unearned revenue                           (743)        (900)       (663)
   Amounts due to management
     companies                              (2,579)        (237)        (56)
 Interest paid (net of
 capitalised interest)                      (4,581)      (9,425)    (12,108)
                                           --------     --------    --------
NET CASH PROVIDED BY
 OPERATING ACTIVITIES                       40,436       29,488      12,668
                                           --------     --------    --------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Advances for vessels under
 construction/reconstruction                (1,013)     (42,914)    (19,416)
 Payments for vessels' acquisition
 and improvements                           (5,508)           -     (25,404)
 Proceeds from sale of vessels, net              -            -       2,566
 Proceeds from vessel constructive
   loss, net                                12,871            -           -
 Payments for drydocking and special
   survey costs                             (1,203)        (326)       (556)
 Purchase of marketable securities               -      (23,235)          -
 Sale of marketable securities                   -            -      25,099
                                           --------     --------    --------
NET CASH PROVIDED BY (USED IN)

 INVESTING ACTIVITIES                        5,147      (66,475)    (17,711)
                                           --------     --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from shareholders,
  net of withdrawals                             -         (237)          -
 Proceeds from long-term debt,
  related party                              3,850            -           -
 Proceeds from issuance of
   Senior Notes                                  -      175,000           -
 Payments and repayment of
  long-term debt, banks                     (9,375)     (64,844)          -
 Payments and repayment
  of long-term debt, related party         (55,762)     (47,133)          -
 Payments for deferred financing fees            -            -        (300)
 Payments for dividends                     (2,809)           -      (7,500)
 Notes issuance and distribution
  expenses                                       -       (4,535)          -
                                           --------     --------    --------
NET CASH PROVIDED BY (USED IN)
 FINANCING ACTIVITIES                      (64,096)      58,251      (7,800)
                                           --------     --------    --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS                          (18,513)      21,264     (12,843)

CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR                         24,103        5,590       26,854
                                           --------     --------    --------
CASH AND CASH EQUIVALENTS,
  END OF YEAR                               $5,590      $26,854      $14,011
                                           =======      =======      =======

The accompanying notes are an integral part of these consolidated statements.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   DECEMBER 31, 1998 AND 1999
 (Expressed in thousands of U.S. Dollars  except per share data unless otherwise stated)

1.       BASIS OF PRESENTATION AND GENERAL INFORMATION:

         The accompanying consolidated financial statements include the accounts of Enterprises Shipholding Corporation, a holding company (the ``Holding Company'') incorporated under the laws of Liberia in November 1995, and all its wholly owned subsidiaries (the ``Company''). Through 1997, the Company consisted of individual ship-owning corporations. Since October 1997, the Holding Company owns, through its newly established wholly owned holding subsidiaries, the total shares of the then individual ship-owning corporations (Appendix I).

         Following the above changes in shareholding, the accounts of the Holding Company were restated to reflect the consolidation of all companies for all periods presented following pooling of interest accounting.

         On November 20, 1998 the Holding Company acquired, from a related party, the total of the issued and outstanding shares of seven ship-holding companies, all registered under the laws of Liberia, which in their turn, own the total of the issued and outstanding shares of seven ship-owning companies (Appendix II). The only activity of these companies from their incorporation to November 20, 1998 was the conclusion of shipbuilding contracts (Note 5) for seven new vessels (one vessel for each company) and to make advances to the shipyards involved. The shares were acquired for a consideration of approximately $ 36,600 representing the total costs incurred by November 20, 1998 in relation with the shipbuilding contracts mentioned above. Thus the accompanying 1998 and 1999 consolidated financial statements include the financial statements of the companies mentioned above, following the purchase method of accounting.

         All vessels' operations are managed by Enterprises Shipping and Trading S.A. (the "Manager"), a related Liberian corporation formed on June 7, 1991. The Manager, which is not included in the accompanying consolidated financial statements, has offices in Greece, established under the provisions of Law 89 of 1967, as amended. The Manager was formed for the purpose of offering to Company's vessels a wide range of shipping services. Pursuant to the existing management agreements, such services include technical support and maintenance, supervision of new buildings, insurance consulting, chartering, financial and accounting services, all provided at a fixed fee per vessel (Note
         3).

         Of gross revenues in 1997, 1998 and 1999 $ 71,733 (90%),
         $ 60,564 (85%) and $ 37,120 (73%) respectively, were
         derived from agreements concluded with five charterers in 1997 (13%, 17%, 20%, 20% and 20%), with five charterers in 1998 (11%, 12%, 18%, 20% and 24%) and with
         five charterers in 1999 (12%, 12%, 13%, 16% and 20%)
         respectively.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         (a)  PRINCIPLES OF CONSOLIDATION:

         The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles and include for each of the years presented the accounts of the Holding Company and all its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

         As of December 31, 1999, twenty-one of the ship-owning companies listed in Appendix I, and the seven companies listed in Appendix II, were incorporated in Liberia, while five of the ship-owning companies listed in Appendix I, were incorporated in Cayman Islands. Also, eighteen of the vessels in operation were flying the Bahamas flag and four the Cayman Islands flag.

         (b)  FOREIGN CURRENCY TRANSLATION:

         The functional currency of the Company is the U.S. Dollar because the Company's vessels operate in international shipping markets which utilize the U.S. dollar as the functional currency. The books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency remeasurement are reflected separately in the accompanying consolidated statements of income. Year-end translation losses or gains for all years presented, were insignificant.

         (c)  MARKETABLE SECURITIES/OTHER COMPREHENSIVE INCOME:

         The Company considers its investments in U.S. treasury bills and certificates of deposit, with original maturity of more than three months, as available for sale, and reports them at fair value based on the market value as of year-end, provided by brokers/dealers, in accordance with the provisions of statement of financial Accounting Standards (SFAS) No. 115. As of December 31, 1998 there were unrealized gains of $ 891, which are reflected separately under shareholders' equity in the accompanying 1998 consolidated balance sheet, following the provisions of statement of financial Accounting Standards (SFAS) No. 130 regarding Comprehensive Income presentation.

         (d)  INVENTORIES:

         Inventories are stated at the lower of first-in, first-out cost or market. The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                            1998              1999
         Bunkers                             608             1,228
         Lubricants                          736               633
         Paints                              112               113
         Victualling                         139               156
         Spares ashore                       274               169
                                           _____             _____
                                           1,869             2,299
                                           =====             =====

         (e)  VESSELS AND RELATED DEPRECIATION:

         Vessels are stated at cost, which consists of the contract price and any material expense incurred upon acquisition (initial repairs, improvements and delivery expenses) plus any interest incurred during the construction period. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessel; otherwise, they are charged to income as incurred. Depreciation is computed using the straight-line method over the estimated useful life of the vessels (twenty-five years). In computing vessels' depreciation, the estimated salvage value of the vessel (one hundred and eighty U.S. Dollars per LWT ton) is also taken into consideration.

         (f)  LONG-LIVED ASSETS:

         The U.S. Financial Accounting Standards Board issued SFAS 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of", which requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this connection, Management reviews regularly the vessels' operation and their cash flows and believes that no material impairment loss exists that needs to be recognized for applicable assets of continuing operations.

         (g)  INSURANCE CLAIMS:

         Insurance claims consist of those submitted and those in process of compilation or submission (claims pending). Insurance claims are recorded on the accrual basis and represent the claimable expenses, net of deductibles, incurred through December 31 of each year, which are expected to be recovered from insurance companies. Their classification into current and non-current assets is based on management's expectation as to the collection dates.

         (h)  ACCOUNTING FOR SPECIAL SURVEY:

         The vessels' special survey, which is required to be completed every four to five years, is performed on a continuous basis and due to the large size of the fleet the related costs are expensed as incurred without material effect on the annual operating results. Such costs are included together with repairs and maintenance in voyage and running expenses in the accompanying consolidated statements of income.

         (i)  DEFERRED CHARGES:

         Deferred charges include (a) the dry-docking costs of the vessels, which are carried out approximately every two and one-half years, and coincides with the validity of the related certificates issued by the Classification Societies. Such costs are deferred and are amortized through the next dry-docking period. Unamortized dry-docking costs of vessels sold are written-off to income in the year of the vessels' sale, (b) the expenses in connection with the issuance and distribution of the Senior Notes referred to in Note 8, including underwriting commissions. Such costs were capitalized and are amortized on a straight-line basis over the term of the Notes, and
         (c) the financing fees and legal costs incurred for obtaining new loans or refinancing existing ones. Such costs are deferred and amortized over the loans' repayment period. Costs relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made.

         (j)  ACCOUNTING FOR P&I BACK CALLS:

         The Company's protection and indemnity (P&I) insurance is issued subject to additional premiums referred to as back calls or supplemental calls. Provision has been made for such estimated future calls (Note 10).

         (k)  ACCOUNTING FOR REVENUE AND EXPENSES:

         Freight and hire revenues, net of related voyage expenses are recorded on a pro rata basis over the period of the voyage or time charters. Vessel operating expenses are accounted for on the accrual basis. Unearned revenue represents revenue applicable to periods after December 31 of each year. Voyage expenses for the years ended December 31, 1997, 1998 and 1999 totaled $ 4,636 $ 2,689 and $ 3,708 respectively.

         (l)  CASH AND CASH EQUIVALENTS:

         For purposes of the consolidated statements of cash flows, the Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents.

         (m)  ACCOUNTS RECEIVABLE - TRADE:

         The amount shown as accounts receivable - trade, at the balance sheet dates, includes estimated recoveries from charterers for hire, freight and demurrage billings.

         (n)  REPAIRS AND MAINTENANCE:

         All recurring repair and maintenance expenses including major overhauling and underwater inspection expenses are charged against income in the year incurred. Such costs, which are included in voyage and running expenses in the accompanying consolidated statements of income, totaled $ 3,103 in 1997, $ 1,587 in 1998 and $ 1,863 in 1999.

         (o)  USE OF ESTIMATES:

         The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         (p)  EARNINGS (LOSSES) PER SHARE:

         Basic earnings (losses) per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. Diluted income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. There were no dilative securities outstanding during the years presented.

         (q)  SEGMENT REPORTING:

         The Company provides ocean transportation services worldwide through the ownership and operation of a fleet of reefer and container vessels. Management considers that they operate and manage the business as one business and geographical segment.

3.  TRANSACTIONS WITH RELATED PARTIES:

    (a) The Company receives charges for ship repairs from a non-consolidated related company owning and operating a shipyard in Perama, Greece. Such amounts, which are included in cost of vessels, voyage and running expenses and deferred charges totaled $ 1,370 $ 5,375 and $ 522 for the years ended December 31, 1997, 1998 and 1999, respectively. The charges for 1998 relate primarily to the reconstruction of the vessel Bolivar (Note 15).

    (b) During the years ended December 31, 1997, 1998 and 1999, the Manager in the aggregate charged the consolidated vessel owning companies with management fees of $ 3,110, $ 4,425 and $ 3,979, respectively (Note 1). Such fees are included in general and administrative expenses in the accompanying consolidated statements of income.

    4.   PREPAYMENTS AND OTHER:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                            1998       1999

    Hull and machinery insurance premiums     50        102
    Protection and indemnity insurance,
    advance calls                            169        250
    Other                                     10         43
                                            ____       ____
                                             229        395
                                            ====       ====

    5.   ADVANCES FOR VESSELS UNDER CONSTRUCTION AND RELATED
         COMMITMENTS:

         In November 1998 and following the acquisition of seven companies (Note 1 and Appendix II), the Company assumed the contracts for the construction of five container vessels (2,205 TEU each) and two reefer/container vessels (582,000 CUBT each), for a total contract price of approximately $221 million, out of which, approximately $ 78 million have already been expended following the delivery of vessel Panthermax in late 1999 and vessel Ocelotmax in early 2000.

         During 1999 the shipyard delivered to the Company the container vessel Panthermax (ex Hull # 733). The total construction cost amounted to $ 35,742 of which $ 1,060 concerns interest capitalized in accordance with the accounting policy discussed in Note 2(e) above (Note 6). Due to delayed delivery of the vessel the shipyard paid to the Company liquidated damages of $ 1,050, which are included in other, net, in the accompanying 1999 consolidated statement of income (Note 13), on the basis that such damages were intended to compensate the Company for lost earnings given that a time charter was in place by the date of the scheduled contract delivery.

         On February 25, 2000, the shipyard delivered to the Company the vessel Ocelotmax (ex Hull # 735). The total construction cost amounted to $ 34,061 and was partially financed through a long-term bank loan of $ 20,000, which was drawndown on February 24, 2000. The loan is payable in 24 equal semiannual instalments of $ 700 each from August 2000 through February 2012 and a baloon instalment of $ 3,200 payable together with the last instalment. In addition the shipyard paid to the Company liquidated damages for the delay in the delivery of the vessel of $ 800.

         The delivery of the remaining five vessels is expected to take place from April 2000 through January 2001.

         At December 31, 1998 and 1999, advances for vessels under construction in the accompanying consolidated balance sheets, are analyzed as follows:

                                            1998       1999

    Advances to the shipyard              35,655     41,755
    Capitalized interest                       -      2,363
    Supervision fees and expenses            355        780
    Commissions                              444        333
    Other                                    138        439
                                          ______     ______
                                          36,592     45,670
                                          ======     ======

         The construction cost of the five new buildings will be partially financed from the proceeds of long-term bank loans, in addition to the proceeds of the Senior Notes discussed in Note 8c below. In this respect, on May 19, 1999 and on November 4, 1999, four long-term bank loans and one long-term bank loan, respectively, were arranged and concluded. The amount of each of the loans will be the lesser of $20 million or two-thirds of the contact price of the respective newbuilding. The funds available under these loans maybe drawdown up to the time of the last payment to be made to the shipyard upon delivery of the vessel. The loans will bear interest at a rate of LIBOR plus a spread. Based on the expected delivery dates of the newbuildings, mentioned above, the loans (including the loan of vessel Ocelotmax, delivered in early 2000 as discussed above) will be repaid as follows:

                      YEAR            AMOUNT

                      2000            1,325
                      2001            6,183
                      2002            7,517
                      2003            7,517
                      2004            7,517
                      2005            7,517
                      2006            7,517
                      2007           19,117
                      2008           35,690
                      Thereafter     20,100
                                    ________
                       Total        120,000
                                    ========

    The loans contain the usual covenants and are guaranteed by a first priority mortgage and related assignments on the vessels under construction.

6.  VESSELS:

    The cost of vessels, at December 31, 1998 and 1999, is analyzed as follows:

                                                   1999
                     1998                          NUMBER
                     NUMBER OF                     OF
                     VESSELS     DWT      COST     VESSELS    DWT      COST

Beginning of year:        25  220,671  2217,595       26    231,350  224,929
Acquisitions               -        -         -        1     30,703   35,742
Reconstruction
(Note 15)                  1   10,679     7,334        -          -        -
Disposals (Note 14)        -        -         -       (5)  (12,273)  (11,490)
                     -------  -------    -------  -------  --------  --------
End of year:              26  231,350   224,929       22    249,780  249,181
Accumulated
  Depreciation       =======  =======   (71,988)  =======   =======  (77,988)
                                        --------                     --------
Net book value of
 Vessels in
 operation                              152,941                      171,193
Vessels under
 construction (Note 5)                   36,592                       45,670
                                       --------                      --------
 Total net book value                   189,533                      216,863
                                       ========                      ========

    All vessels underwent the certification process and received
    ISM ("International Safety Management") Certification within
    1998.

    Cost of vessels at December 31, 1998 and 1999 includes $13,435 of amounts capitalized in accordance with the accounting policy discussed in Note 2(e) above. Furthermore the 1999 balance includes $ 1,060 of capitalized interest in accordance with the accounting policy discussed in Note 2(e) above.

    Vessel depreciation expense for 1997, 1998 and 1999, totaled
    $ 13,693, $ 13,987 and $13,675, respectively, and is included in depreciation and amortization in the accompanying consolidated statements of income.

    As of the report date, twelve of the vessels were operating under various time charter agreements expiring at various dates between April 2000 and May 2001. Six vessels were operating under various voyage charter agreements to be completed at various dates between February 2000 and April 2000. Two vessels were awaiting orders. Furthermore two vessels were laid up from January 1, 1999 through the present. Management closely follows the market values of these two vessels and, presently believes that there is no permanent impairment in their values as they can be readily placed in operation, while it has no plans to dispose the vessels.

7.  DEFERRED CHARGES:

    The amounts included in the accompanying consolidated balance sheets are analyzed as follows:

                                                  FINANCING
                                                  AND         SENIOR
                                                  LEGAL       NOTES
                                      DRY-DOCKING FEES        EXPENSES  TOTAL

Unamortized balance, December 31, 1996   1,022       129                1,151
-  Additions                             1,203         -          -     1,203
-  Amortization for the year              (755)      (16)         -      (771)
-  Write-off due to vessel's CTL
    (Note 15)                             (196)        -          -      (196)
                                        -------   -------    -------   -------

Unamortized balance, December 31, 1997   1,274       113          -     1,387
-  Additions                               326                4,535     4,861
-  Amortization for the year              (824)        -       (297)   (1,121)
-  Write-off due to repayment of loans
   (Note 8)                                  -      (113)          -     (113)
                                        -------   -------    -------   -------
Unamortized balance, December 31, 1998     776         -      4,238     5,014
-  Additions                               556       300                  856
-  Amortization for the year              (780)        -       (454)    (1234)
                                        -------   -------    -------   -------

Unamortized balance, December 31, 1999     552       300      3,784     4,636
                                        =======   =======    =======   =======

    The amortization of the financing fees paid in 1999 with respect to the loans mentioned in Note 5 above, will commence upon the drawdown of the funds available under these loans.

    Amortization of dry-docking costs together with any write-offs during the years is included in depreciation and amortization in the accompanying consolidated statements of income, while amortization of financing and legal fees and Senior Notes expenses is included in interest and finance expenses, net in the accompanying consolidated statements of income.

8.  SENIOR NOTES PAYABLE:

    The Company in April 1998 issued Senior Notes ("Notes") at an aggregate face amount of U.S. $ 175,000 with maturity date on May 1, 2008. The Notes bear interest at a rate of 8 7/8 % per annum, payable semi-annually on each May 1, and November 1, commencing November 1, 1998.

    The Notes will be senior obligations of the Company ranking senior in right of payment to all future subordinated indebtedness of the Company and pari passu with all future senior unsecured indebtedness of the Company. The Notes will be effectively subordinated to all future senior secured indebtedness of the Company and to any secured indebtedness of the Company's subsidiaries to the extent of the value of the assets securing such indebtedness. Of the net proceeds of the Offering, $ 108,852 were used to settle the ship-owning companies debt to the banks and to the related party, as illustrated below, through Bayerische Finanz Schiffarts A.G. (a wholly owned consolidated subsidiary of the Holding Company). This transaction was secured by a mortgage on the vessels in favor of Bayerische Finanz Schiffarts A.G. All of the issued and outstanding shares of Bayerische Finanz Schiffarts A.G. are pledged for the benefit of the holders of the Notes. The Indenture will permit the Company and its subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations.

    The Notes will be guaranteed (the "Guarantees") on a senior basis by each of the Company's existing and future subsidiaries (collectively, the "Guarantors"). The Guarantees will rank senior in right of payment to all future subordinated indebtedness of the Guarantors, and pari passu with all future senior unsecured indebtedness of the Guarantors. The Guarantees will be effectively subordinated to any future senior secured indebtedness of the Guarantors to the extent of the value of the assets securing such indebtedness.

    Upon the occurrence of a change of control (change in "beneficial owners" in excess of 50% of voting stock), the Company will be required to make an offer to purchase all of the outstanding Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase.

    The indenture contains certain covenants that, among other things, limit the ability of the Company to: (i) incur additional indebtedness (as defined); (ii) make restricted payments; (iii) allow restrictions on distributions from subsidiaries; (iv) incur liens; (v) enter into certain transactions with affiliates; (vi) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company; (vii) enter into sale and leaseback transactions; (viii) issue capital stock of its subsidiaries; (ix) enter into certain business activities; and (x) merge or consolidate with any other person. In addition, under certain circumstances, the Company will be required to make an offer to purchase the Notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase, with the proceeds of certain asset sales.

    The proceeds of $ 175 million were used to repay outstanding debt (as follows) and for general corporate purposes:

                                                    AMOUNT

Loan to Bayerische Finanz Schiffarts A.G., ultimately used for settlement of vessels':

Bank debt                                           61,719
Related party loan facility                         47,133
                                                   -------
                                                   108,852

Notes issuance and distribution expenses             4,535
                                                   -------
                                                   113,387
                                                   =======

    Interest expense for the period from April 27 to December 31, 1998 and for the year ended December 31, 1999, totaled $ 10,527 and $ 12,108, respectively and is included in interest and finance expenses, net in the accompanying 1998 and 1999 consolidated statements of income. The 1999 amount is net of $ 3,423, which has been capitalized and is included in Vessels' cost ($ 1,060) and Advances for vessels under construction ($ 2,363) in the accompanying 1999 consolidated balance sheet.

    Interest expense for the years ended December 31, 1997 an 1998, with respect to the Bank debt settled from the Senior Notes proceeds, mentioned above, totaled $ 4,571 and $ 1,376, respectively and is included in interest and finance expenses, net in the accompanying 1997 and 1998 consolidated statements of income.

9.  CLAIM PAYABLE:

    The amount included in the accompanying 1999 consolidated balance sheet represents a payable to the Company's
    Protection and Indemnity (P&I Club). In September 1999 the

    Company lost in arbitration a dispute, with a major banana company (plaintiff), dating back to 1996. The claim was fully covered by the P&I Club. However the decision of the arbitration, over and above the cargo claim, awarded also consequential damages to the plaintiff, which are not covered by the P&I Club. Accordingly the latter requested by the Company the reimbursement of this amount. In February 2000, the Company made an advance payment of $ 150 to the P&I Club and presently is negotiating the repayment terms.

10. OTHER ACCRUED LIABILITIES:

    The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

                                            1998            1999

P&I back calls (Note 2j)                     176             271
Voyage expenses                              188             163
Running expenses                             192              19
Other                                         92               5
                                             648             458
                                            ----            ----

P&I back calls have been finalized and settled through February
1999.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS:

    The carrying amounts reflected in the accompanying consolidated balance sheets of cash, cash equivalents and current portion of long-term debt approximate their respective fair values due to the short maturities of these instruments. The carrying amounts and fair values of these financial instruments at December 31, of each year are as follows:

                                          1998                1999
                                   CARRYING    FAIR     CARRYING     FAIR
                                    AMOUNT     VALUE     AMOUNT      VALUE
 Assets:
Cash and cash equivalents           26,854     26,854     14,011     14,011
Marketable Securties (Note 2c)      24,126     24,126          -          -
Liabilities:
Senior Notes payable               175,000    148,750    175,000     98,000

12. INCOME TAXES:

    Liberia, British Virgin Islands, Cayman Islands and the Bahamas, the countries of the companies' incorporation and registration of the vessels, do not impose a tax on international shipping income but only certain minor, registration taxes which have been included in general and administrative expenses in the accompanying consolidated statements of income. Additionally, the Manager as an offshore company established under Laws 89/67 and 378/68, is exempt from income taxes in Greece (Note 1). Certain revenue earned by the Company is considered as attributable to U.S. sources. Management of the Company is of the opinion that such revenue is exempt from U.S. taxation under applicable provisions of the Internal Revenue Code (the "Code") although sections of the Code are not clear in all respects.

13. OTHER, NET:

    Other, net in the accompanying consolidated statements of income is analyzed as follows:

                                     1997       1998     1999
Liquidated damages (Note 6)             -          -    1,050
Insurance claims recoveries in
excess of original estimates        1,314        428      185
P&I insurance back calls               18         18        -
Other                                 225        330      157
                                    1,557        776    1,392

14. LOSS ON SALE OF VESSELS:

    During the first quarter of 1999 the vessel Margarita was scrapped. During the second quarter of 1999 the vessels Mimoza, Myrtia and Spartian were scrapped while vessel Azalea was sold. The Company realised a loss of $ 1,249, as analysed below:

                                                    AMOUNT

Proceeds from sale of vessels                        2,886
Less: Sale and other relevant expenses               (320)
                                                  --------
Net proceeds                                         2,566
Less: vessels' net book value at the date of sale  (3,815)
                                                  --------
Net loss                                           (1,249)
                                                  ========

15. GAIN ON CONSTRUCTIVE TOTAL LOSS:

    On October 18, 1997, while under a ballast voyage from Europe to South America, the vessel Bolivar experienced an engine room fire that caused serious damage to the vessel. After that incident the vessel was towed to Gdynia, Poland and after a thorough survey of the damage and review of repair tenders, the vessel was declared by the insurers as a Constructive Total Loss (CTL).

    The Company collected the insurance proceeds and realized a gain on CTL of $ 6,275 as analyzed below:

                                                    AMOUNT

CTL proceeds                                        13,000
Less: Towage and other relative costs                (129)
                                                   -------
Net CTL proceeds                                    12,871
      Less: Vessel's net book value at
      the CTL date                                 (6,400)
Write-off unamortized portion of deferred
dry-docking cost (Note 7)                            (196)
                                                   -------
Net gain                                             6,275
                                                   =======

    Subsequently the wreck was purchased back from the insurers for $ 750, was reconstructed at the Perama Shipyard, which is owned by a non-consolidated related company (Note 3) and was delivered to the Company in April 1998. The reconstruction cost totaled $ 7,334.

16. CONTINGENCIES:

    Various claims, suits, and complaints, such as those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the activity of vessels. Currently, management is not aware of any such contingent liabilities which should be disclosed or for which a provision should be established.

    Management accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company's share. Currently, management is not aware of any such claims or contingent liabilities which should be disclosed or for which a provision should be established in the consolidated financial statements. A minimum up to $ 500 million of the liabilities associated with the individual vessels environmental actions, mainly for sea pollution, are covered by the Protection and Indemnity (P+I) Club insurance.

                                                       APPENDIX I

ENTERPRISES SHIPHOLDING CORPORATION

SHIPOWNING COMPANIES

                                      VESSEL                  YEAR     YEAR
          COMPANY NAME                 NAME           DWT     BUILT  ACQUIRED

1.   Seahope Shipping Corporation
     (Note 14)                         Azalea        7,270     1969    1984
2.   Starline Marine Ltd.              Cuenca        10,679    1981    1989
3.   Skyleader Maritime Inc.(Note 15)  Bolivar       10,679    1981    1998
4.   Spartan Marine Ltd.               Scamper       12,475    1980    1990
5.   Margarita Shipping S.A. (Note 14) Margarita     6,111     1972    1990
6.   Myrtia Marine S.A. (Note 14)      Myrtia        6,111     1973    1991
7.   Mimoza Marine S.A. (Note 14)      Mimoza        6,111     1973    1991
8.   Hector Maritime S.A.              Hectoras      8,470     1983    1991
9.   Skater Shipping S.A.              Skater        12,545    1982    1991
10.  Sprinter Shipping S.A.            Sprinter      12,475    1979    1991
11.  Skier Shipping S.A.               Skier         12,475    1981    1991
12.  Helvetia Maritime S.A.            Helvetia      9,399     1983    1993
13.  Hercules Shipping S.A.            Hercules      9,387     1983    1993
14.  Bretagne Maritime S.A.            Bretagne      10,168    1985    1993
15.  Brest Maritime S.A.               Brest         10,168    1985    1993
16.  Nant Maritime S.A.                Dorian        6,371     1983    1994
17.  Blue Sea Marine S.A.              Ionian        6,413     1984    1994
18.  Elpida Reefers Ltd.               Queen         10,598    1980    1995
19.  Caspian Marine Enterprises S.A.   King          10,598    1980    1995
20.  Searain Shipping Corporation
     (Note 14)                         Spartian      6,111     1978    1995
21.  Lorient Maritime S.A.             Pierre Doux   9,357     1996    1996
22.  Quimper Maritime S.A.             Louis Pasteur 9,357     1996    1996
23.  Aeolian Shipping S.A.             Aeolian       6,352     1983    1996
24.  Hellenic Shipping S.A.            Hellas        8,824     1982    1996
25.  Sirius  Maritime Corporation      Cartagena     6,423     1977    1997
26.  Aquarius Marine Limited           Santa Marta   6,423     1978    1997

                                                               APPENDIX II

ENTERPRISES SHIPHOLDING CORPORATION

SHIPOWNING COMPANIES

                                      VESSEL                  YEAR     YEAR
          COMPANY NAME                 NAME           DWT     BUILT  ACQUIRED

1.   Panther Marine Enterprises
     Limited                           Panthermax    30,703    1999    1999
2.   Lion Marine Enterprises Limited   Hull 734      under construction
3.   Ocelot Marine Enterprises Limited Hull 735      under construction
4.   Jaguar Marine S.A.                Hull 736      under construction
5.   Puma Marine S.A.                  Hull 760      under construction
6.   Leopard Marine Limited            Hull 730      under construction
7.   Tiger Maritime S.A.               Hull 729      under construction




































                              F-26
02391004.AB5