Form 20-F
period 2000-12-31
ENTERPRISES SHIPHOLDING CORP
filed 2001-04-27
CIK 1065012

UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                            FORM 20-F
                           (Mark One)
[ ]      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
             OF THE SECURITIES EXCHANGE ACT OF 1934

                               OR

[X]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934
           For the fiscal year ended December 31, 2000

                               OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from        to

                    Commission file number 0-


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

                   Yes   X        No

Indicate by check mark which financial statement item the Registrant has elected to follow.

              Item 17             Item 18    X

                       TABLE OF CONTENTS

ITEM 1  -   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND
            ADVISORS........................................5
ITEM 2  -   OFFER STATISTICS AND EXPECTED TIMETABLE.........5
ITEM 3  -   KEY INFORMATION.................................5
ITEM 4  -   INFORMATION ON THE COMPANY.....................12
ITEM 5  -   OPERATING AND FINANCIAL REVIEW AND PROSPECTS...35
ITEM 6  -   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.....49
ITEM 7  -   MAJOR SHAREHOLDERS AND RELATED PARTY
            TRANSACTIONS...................................50
ITEM 8  -   FINANCIAL INFORMATION..........................50
ITEM 9  -   THE OFFER AND LISTING..........................51
ITEM 10 -   ADDITIONAL INFORMATION.........................51
ITEM 11 -   QUANTITATIVE AND QUALITATIVE DISCLOSURES
            ABOUT MARKET RISK..............................55
ITEM 12 -   DESCRIPTION OF SECURITIES OTHER THAN
            EQUITY SECURITIES..............................56
ITEM 13 -   DEFAULTS, DIVIDEND ARREARAGES AND
            DELINQUENCIES..................................56
ITEM 14 -   MATERIAL MODIFICATIONS TO THE RIGHTS OF
            SECURITY HOLDERS AND USE OF PROCEEDS...........56
ITEM 18 -   FINANCIAL STATEMENTS AND EXHIBITS..............57

     CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS


         Matters discussed in this document may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

         Enterprises Shipholding Corporation desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project" and similar expressions identify forward-looking statements.

         The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that they were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the achievement of the anticipated levels of profitability, international disputes relating to goods that we carry and changes in the demand for Fresh Fruit and other products our vessels carry, the timely development and acceptance of new services, the impact of competitive pricing, competition from other types of vessels carry the products traditionally carried by reefer vessels, the ability to obtain necessary regulatory approvals, the impact of general business and global economic conditions, possible material changes in our business, and other important factors described from time to time in the reports filed by Enterprises Shipholding Corporation with the Securities and Exchange Commission.

                             PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not applicable

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable

ITEM 3 - KEY INFORMATION

     The following selected historical income and balance sheet financial data as of and for the years ended December 31, 1998, 1999 and 2000 have been derived from the audited Consolidated Financial Statements of the Company. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, including the notes thereto, included elsewhere herein.

                                                Year Ended December 31,
                                                ______________________

                                               1998        1999       2000
                                               _____       _____      _____
Income Statement Data:
    Revenue from vessels, net(1)             $71,440     $51,590    $43,880
    Voyage and running expenses               26,805      25,058     23,659
    Gross profit                              44,635      26,532     20,221
    Depreciation and amortization(2)          14,811      14,455     17,857
    General and administrative
      expenses                                 5,273       5,218      4,975
    Loss (gain) on sale of vessels                 0       1,249          0
    Loss (gain) on sale of newbuildings            0           0      4,224
    Income from operations                    24,551       5,610     (6,835)
    Interest expense, net                      9,633      10,516     16,590
    Foreign currency, loss (gain)                 69        (119)       (60)
    Litigation loss                                0       6,300          0
    Other expenses (income), net                (776)     (1,392)    (2,742)
    Net income (Loss)                        $15,625     $(9,695) $ (20,623)

Balance Sheet Data:
    Cash and cash equivalents              $ $26,854     $14,011    $ 5,070
    Total assets                             251,137     239,695    258,708
    Total debt (including current
      portion)                               175,000     175,000    213,675
    Shareholders' equity                      59,016      49,321     32,018

Other Financial Data:
    Net cash provided by(used in) operating
      activities                              29,488      12,668     (1,309)
    Net cash (used in) provided by
      investing activities                   (66,475)    (17,711)   (49,466)
    Net cash (used for) provided by
      financing activities                    58,251      (7,800)    41,834

Fleet Data:
    Number of vessels (end of
      period)                                     26          22         24
    Total reefer cargo capacity
      (end of period)(3)                      10,302       8,504      8,504
    Total operating days                       7,666       6,054      4,477
    Average revenue per vessel
      per day(4)                              $9,319      $8,522     $9,801
    Average operating expenses
      per vessel per day(5)                   $2,824      $3,059     $2,793
____________________________
    (1) Revenue from vessels, net consists of charter income less brokers' commissions.
    (2) Depreciation and amortization consists of vessel depreciation, amortization of dry docking costs and amortization of financing fees and legal costs.
    (3) In thousands of cu. ft. Total reefer cargo capacity does not include reefer cargo capacity of the Company's two reefer container vessels which have an aggregate reefer cargo capacity of 776,000 cu. ft., if utilized to carry reefer containers.
    (4) Average revenue per vessel per day represents the daily average (as calculated based on total operating days) revenue from vessels, net of brokers' commissions. See Item 5. "Operating and Financial Review and Prospects--Management Discussion and Analysis of Financial Condition and Results of Operations."
    (5) Average operating expenses per vessel per day represents the daily average (as calculated based on total days of operating availability) of all expenses relating to the operation of the Company's vessels including crewing, repairs and maintenance, insurance, stores and lubes, and miscellaneous expenses, as well as voyage expenses such as bunkers, canal tolls and port charges. See Item 5. "Operating and Financial Review and Prospects--Management Discussion and Analysis of Financial Condition and Results of Operations."

Risk Factors

    We have announced that we do not intend to pay the next interest payment on our Senior Notes and that we have hired a financial advisor to review our strategic and restructuring alternatives. Our failure to pay interest could result in an acceleration of our Senior Notes and our inability to satisfy them in full.

    In a press release dated April 26, 2001, we announced that we do not intend to make the interest payment on our Senior Notes that is due May 1, 2001, and that we have engaged Credit Suisse First Boston as a financial advisor to review our strategic and restructuring alternatives. Failure to pay interest could result in an acceleration of our Senior Notes and our inability to satisfy them in full. Among the alternatives that we may consider is our exiting the reefer vessel business which would change the nature of the business into which holders of our Senior Notes have invested. We also announced that we intend to pay our current and future trade obligations and service our senior secured indebtedness.

    The structure of our Senior Notes require us to dedicate a large portion of our cash flow from operations to service our debt. Even if we do not default, our ability to pay interest on, and other amounts due in respect of our Senior Notes will depend on our future operating performance. Our ability to satisfy our obligations will also depend on our future operating performance. Prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our future operating performance. We cannot assure you that our cash flow and capital resources will be sufficient to pay our indebtedness and satisfy our obligations under the Senior Notes in full.

We have substantial leverage and debt service obligations that could affect our ability to grow and service our debt.

    We are highly leveraged and have incurred substantial indebtedness. As of December 31, 2000, we had $213,675,000 in total indebtedness outstanding with $32,018,000 of shareholders' equity. Subject to restrictions in our Senior Notes indenture and depending on the results of any restructuring that we may pursue, we may incur additional indebtedness in the future. The amount of leverage that we have has important consequences for us and holders of our Senior Notes, which include:

    --   We may not be able to obtain additional financing for
shipping activities, working capital, capital expenditures, or general corporate purposes;

    --   We may need to dedicate a substantial portion of our
cash flow from operations to paying interest on our Senior Notes and any other future indebtedness, reducing funds available to us for other purposes;

    --   We may not be able to withstand competitive pressures
and respond to changing business conditions; and

    --   We may be more vulnerable than our competitors to a
downturn in general economic conditions or in our business.

Restrictive covenants in our indenture and loan agreements could hinder our ability to grow and service our debt.

    The indenture for our Senior Notes and our loan agreements impose operating and financial restrictions that limit or even prohibit our ability to incur additional indebtedness, grant liens, make certain investments, sell assets, engage in mergers and acquisitions or make capital expenditures. These restrictions also limit our ability to respond to market conditions or meet extraordinary capital needs. Some of our loan agreements require us to maintain specified cash liquidity levels, financial ratios and vessel values relative to our indebtedness. If we do not meet these tests we may be in default of these loan agreements and other agreements containing cross default provisions. These defaults may allow our lenders to accelerate the maturity of our indebtedness and foreclose on collateral securing that indebtedness, which could materially and adversely affect our ability to service the Senior Notes.

Since we are a holding company, if we do not receive cash from our subsidiaries we may be unable to satisfy our Senior Notes.

    We are a holding company with substantially all of our operations conducted, and assets owned by, our subsidiaries. We depend on the cash flow of our subsidiaries and payment of funds by our subsidiaries to us in the form of, among other things, loans, dividends, or advances in order to meet our debt service obligations, including payments of principal and interest on our Senior Notes. However, the ability of each of our subsidiaries to make payments, pay dividends, or make distributions to us may be restricted by that subsidiary's inability to generate cash flow from operations, the corporate or insolvency laws of the jurisdiction where it is incorporated or by any financing agreements to which it may be a party.

We face strong competition in the international reefer vessel market.

    Our vessels are employed in a highly competitive market. There are many owners of reefer vessels, most of whom have fewer than five vessels. Our competitors include other independent owners, operators of pools of reefer vessels that have been consigned by their owners, and major, vertically integrated fruit companies that own their own fleets of reefer vessels. These pool operators and fruit companies are also our customers when they charter our vessels.

    The overall industry trend is toward vessels with larger cargo capacities and the ability to stow refrigerated cargo on pallets that are put in a vessel's cargo hold by forklifts. The overall trend in the banana trade is toward full containerized or palletized handling of reefer cargoes. For example, the major fruit companies have fully containerized their shipment of bananas from Latin America to the United States. We have attempted to configure our vessels so that their cargo capacity, speed, fuel efficiency, pallet-friendliness, cargo handling gear and container capacity are attractive to a variety of charterers. Still, trends in reefer and container vessel size and design appear to be putting our vessels at a competitive disadvantage or even render them obsolete.

Risks associated with the purchase and operation of secondhand vessels could affect our operations.

    Our fleet consists of 24 vessels, including __ secondhand vessels. Although one of our vessels is 24 years old, only 3 are more than 20 years old. The economic useful life of most reefer vessels is estimated to be 30 years, depending on market conditions, the type of cargo the vessel carries and the maintenance performed. Reefer vessels depend on complex mechanical systems for propulsion and refrigeration. We believe that we can extend the useful lives of our older vessels through regular maintenance and overhaul procedures. However, we cannot assure you that market conditions will justify those expenditures or enable us to operate our vessels profitably throughout their useful lives.

    Vessels purchased secondhand do not carry a warranty from the seller or manufacturer. In general, the expenditures necessary to maintain a vessel in good operating condition increase as the vessel gets older. Our vessels may also develop unexpected mechanical and operational problems even though we adhere to regular survey schedules and conduct regular maintenance.
Changes in governmental regulations, safety or other equipment standards may require us to make expenditures for alterations or the addition of new equipment to some or all of our vessels. Moreover, authorities in some jurisdictions could demand that repairs be made before they allow a vessel to leave its port, even though the vessel is in class and in compliance with all relevant maritime conventions. If these problems or changes develop, we could lose income if one of our vessels goes off-hire or additional unforeseen and unbudgeted expenses are incurred.

    In addition, older vessels are not as fuel efficient as newer vessels. Newer vessels are faster and may consume less fuel than older vessels. While the difference in fuel consumption is factored into the charter rates earned by our older vessels, a significant increase in the cost of fuel could have a disproportionate adverse effect on revenues generated by our older vessels.

Environmental, safety and other regulations affect our business and could reduce funds available to service our Senior Notes.

    We are subject to regulation and supervision in the various jurisdictions where we operate and conduct our business and where our vessels go. Changes to those regulations may adversely affect our operations. We are also affected by changing environmental protection laws and safety and other regulations. Compliance with these laws and regulations may cause us to incur significant expenses, including expenses for ship modifications and changes in operating procedures, resulting in reduced funds available to service our Senior Notes.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

    Crew members, suppliers of goods and services to our vessels, shippers of cargo and other parties may be able to get a maritime lien against one or more of our vessels for unsatisfied claims or damages. In many jurisdictions a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our operations and cash flow and require us to pay large amounts of money to have the arrest lifted.

    In addition, in some jurisdictions, such as South Africa, the "sister ship" theory of liability allows a claimant to arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another one of our ships. An arrest of any of our vessels could interrupt our cash flows.

Risks involved with operating ocean going vessels could adversely affect our operations.

    The operation of an ocean-going vessel involves inherent risks. These risks include the possibility of:

    --   marine disaster;

    --   piracy;

    --   environmental accidents;

    --   personal injury;

    --   cargo and property losses or damage; and

    -- business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries, labor strikes, or adverse weather conditions.

    Any of these circumstances or events could increase our costs or lower our revenues.

We may not have enough insurance to fully compensate us if we lose a vessel.

    We carry insurance on our fleet against the risks that we think the shipping industry commonly insures against. These insurances include hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage, and war risk insurance. We do not carry insurance against loss of hire, which is business interruption coverage following a loss under our hull and machinery policy or other business interruption. We cannot assure you that we are adequately insured against all risks. We may not be able to get adequate insurance coverage at reasonable rates for our vessels in the future. The insurers may not pay particular claims. Our insurance policies contain deductibles that we may be responsible for and they may contain limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs or lower our revenue.

We depend on a few significant charterers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance.

    The charter market for reefer vessels includes fewer than 20 major independent reefer operators, reefer pool operators, and large, vertically integrated, multinational fruit marketing companies. We do not carry our own cargoes, but instead charter our vessels to reefer operators, reefer pool operators and fruit marketing companies. We make a significant portion of our revenue from a small number of charterers. In the year 2000, three charterers accounted for approximately 68% of our gross revenue. Many of our vessels are currently in lay-up. We cannot assure you that we will successfully charter these vessels. With respect to our chartered vessels, we cannot assure you that we will be successful in renewing existing charters or in finding new charters on favorable terms if the charterers do not renew existing charters.

We are a closely held corporation, and the interests of our Directors may differ from the Noteholders

    We are a closely held Company, and three out of our four Directors are members of one Family. The Directors exercise control over the business and affairs of the Company by virtue of their control over the Company's Board. In the event of circumstances where the interests of these directors conflict with the interests of the Noteholders, the holders of the Notes could be disadvantaged by their actions. These circumstances may give rise to perceived or actual conflicts of interests. Holders of the Notes must rely on the covenants in the Note Indenture to protect their interests and there can be no assurance that those covenants will adequately protect them.

Because we are a foreign corporation, you may not have the rights that a shareholder in a U.S. corporation has.

    We are a Liberian corporation. Our Articles of Incorporation and By-Laws and the Business Corporations Act of Liberia (1976) govern our corporate affairs. While the Liberian Business Corporation Act resembles a number of United States corporations laws, Liberian law does not establish your rights or the fiduciary responsibilities of our directors as clearly as statutes and judicial precedent in the United States does. While the Liberian courts generally follow the precedent of United States courts, there are some judicial cases in Liberia interpreting the Liberian Business Corporation Act. Senior Note holders may have more difficulty protecting their interests against management, directors or controlling shareholders than they would if the corporation were incorporated in the United States.

ITEM 4 - INFORMATION ON THE COMPANY

General

    Enterprises Shipholding Corporation (the "Company"), incorporated in 1995, is one of the leading independent owners and operators of oceangoing refrigerated cargo vessels ("reefer vessels"). Prior to the formation of the Company, its subsidiaries operated as separate companies under the management of Enterprises Shipping & Trading S.A. ("EST") since 1974. As of December 31, 2000, the Company's fleet consists of 24 vessels, including nineteen reefer vessels, two high reefer intake container vessels and three 2205 twenty-foot equivalent unit ("TEU") geared container vessels. In addition, in February of 2001 the company decided to sell two large Combined Reefer Container Carrier vessels that it had under construction. See
Item 4, "Recent Developments." Reefer vessels are specialized, temperature controlled vessels which are used for the worldwide transportation of perishable products, such as bananas, other fruits, meat, fish and dairy products. While the Company's vessels transport such items as frozen poultry, citrus fruits and deciduous fruits, bananas are the Company's principal cargo. The Company's fleet trades worldwide, primarily between Central America, the Caribbean, West Africa and Europe.

Business

    The Company typically charters its vessels for fixed periods of time, generally on a one-year basis. Under the terms of these time charters, the charterer designates the cargo, trade route and schedule and bears bunker (fuel oil) costs, while the Company is responsible for maintaining and operating the vessel and providing the crew. Nine of the Company's vessels operated during 2000 under time charters transporting perishable products that are shipped continuously during the year. Approximately 75% of the Company's 2000 net revenues were derived from time charters. When the Company is not able to time charter its vessels or wants to maximize favorable market opportunities, it enters into contracts of affreightment ("COAs") and spot market contracts. Under the terms of a COA, a vessel owner agrees to satisfy the charterer's need for the transportation of certain cargoes over a specific period of time.

    The Company was founded in 1974 with an initial fleet of two reefer vessels. The Company's fleet currently consists of 24 vessels: (i) nineteen reefer vessels ranging in size from approximately 200,000 to 600,000 cubic feet ("cu. ft.") of cargo capacity, including two newer reefer vessels each with 427,806 cu. ft. of capacity delivered in the first half of 1996; and (ii) five container vessels specially equipped to also carry perishable products ("reefer container vessels"), two of which have a cargo capacity of 324 TEUs, and three newly-built vessels with a cargo capacity of 2,205 TEUs. The Company's fleet has a total cargo capacity of approximately 8.5 million cu. ft and 7,263 TEUs.

    The prime banana market relies mainly on reefer vessels of between 300,000 and 600,000 cu. ft. Seventeen of the Company's vessels are within this range. In addition, all of the Company's vessels are pallet-friendly and capable of carrying containers. The large size of the Company's fleet allows it to benefit from economies of scale in purchasing supplies and insurance, which are major cost items for vessel owners. Seventeen of the Company's vessels are in eight sister (substantially identical) vessel series, allowing the Company operating efficiencies, vessel substitutions, scheduling flexibility, and enhancing the Company's attractiveness to charterers. As a result of these capabilities, the Company can provide a selection of vessels including container capacity to multiple customers servicing a variety of routes.

    The Company's average utilization rate for its fleet (measured by operating days divided by total days of operating availability) over the past two years was 63%. During the same time, the Company's vessels averaged unscheduled "off-hire" (measured by unscheduled off-hire days divided by total operating days) of less than 0.53% per year.

    The Company utilizes an affiliated ship repair yard, the Hellenic Shipyard of Perama S.A. (the "Perama Shipyard"), in Piraeus, Greece. In addition, the Company's relationship with EST, an affiliated management company with 25 years of experience operating reefer vessels helps increase efficiency and lower operating costs. Relationships with crewing agencies, including an affiliated crewing agency in Poland and the Ukraine, affords the Company relatively low turnover of qualified officers and crew.

    Through EST, the Company's quality of ship management has earned it awards for its quality, safety and pollution prevention records from international regulatory bodies and classification societies, including: the International Maritime Organization Resolution on Quality and Safety of Operations at Sea and the International Group of Classification Societies Codes ISO-9002 ("ISO 9002"). EST was certified to be in compliance with the International Management Code for the Safe Operation of Ships and Pollution Prevention (the "ISM Code"), which relates to the quality of ship management, almost nine years before the compliance deadline for reefer vessels of 2002.

    When market conditions allow, the Company focuses on time chartering its vessels to its major customers, usually for periods of one to two years, to help ensure consistent cash flow. Currently, only seven of the Company's vessels are on time charters, with expiration dates from the third quarter of 2001 through the first quarter of 2002. Approximately 75% of the Company's 2000 net revenues were from time charters. The Company believes that when they are obtainable, time charters help limit the Company's exposure to the volatility of operating on the spot reefer market, unpredictable variations in demand for reefer vessel capacity and fluctuations in freight rates.

    The Company has long-standing relationships with several prominent independent reefer vessel charterers and major multinational fruit marketing companies. Over the years the Company has derived a significant percentage of its operating revenues from major independent reefer operators and reefer pool operators, such as Lauritzen Reefers A.S. ("Lauritzen"), Nissui Shipping Corp. ("Nissui") and Reefer Express Lines Pty Ltd. ("REL"), and prominent independent charterers including Costatrading S.A. ("Costatrading") and West Reefer Line ("WRL"). The Company has provided specialized vessels to meet a variety of charterers requirements and has developed a reputation for maintaining high standards of performance, reliability and safety.

The International Reefer Market

    Overview. Reefer vessel shipping is a highly specialized sector of the global shipping industry providing seaborne transportation of refrigerated cargo for time sensitive and perishable products. The refrigerated transportation industry is a fast moving, complex international business involving both producers, exporters, reefer vessel owners, importers, agents, wholesalers and stevedores, all participating in the process of delivering refrigerated and frozen products to market. Reefer vessels carry a variety of cargoes including fruit, meat, seafood, vegetables, dairy products, fruit juices, flowers, photographic film and pharmaceuticals. While these cargoes can also be shipped inside refrigerated containers, most perishable cargoes are shipped in fully refrigerated vessels.

    The characteristics of the seaborne reefer vessel trade differ in many respects from general shipping markets. The reefer vessel market has been divided into various categories and sub-markets based on: (i) the cargo handling technology of either "break-bulk," "palletized" or containerized handling systems;
(ii) the type of shipping service provided such as "non-liner" or "tramp" markets versus term time charter markets; (iii) the type of cargo handled such as hard frozen meats or fish versus deciduous fruits and vegetables which must be chilled or cooled; and (iv) the particular markets serviced during the "high" shipping season versus markets served during the "low" months or competitive "spot" markets. The market is further divided between: (a) reefer vessels under 200,000 cu. ft. of capacity which typically transport frozen fish and certain other specialized cargoes; (b) vessels over 200,000 cu. ft. of capacity which transport the entire range of perishable products carried by reefer vessels; and (c) vessels between 300,000 cu. ft. and 600,000 cu. ft. of capacity typically utilized in the banana trade.

    The reefer vessel shipping markets served by the Company are those for fully-refrigerated vessels capable of "break-bulk" or "palletized" cargoes that handle the largest volumes of perishable commodity cargoes such as bananas, citrus and deciduous fruits, meats and poultry, fish and dairy products. While approximately 54% of worldwide trade in these commodities was carried by sea in 1995, reefer vessel transport represents the overwhelming share of trade for certain commodities.

    Industry Seasonality. The reefer vessel shipping industry is characterized by a three to four month "high" season, generally from February through May, followed by the slower "low" season, generally from June through January. The high season is the time when bananas and deciduous fruits, such as apples, table grapes, stone fruits and citrus are shipped from the Southern Hemisphere, although banana growers often ship their products throughout the year. Smaller seasonal fruit markets also exist outside of the "high" season and fish, meat, poultry and "exotic" fruits are shipped throughout the year as well.

    Demand for Reefer Vessels. The demand for reefer vessel shipping is highly dependent on the characteristics of the commodity carried. Demand for the major commodities in the reefer vessel market is dependent on economic factors such as growth in gross domestic product, disposable income and produce prices, as well as on changes in population, diet, political conditions, weather and crop yields. There has been an overall increase in demand for the primary commodities carried in the reefer market since the early 1980s, with an average volume increase of approximately 4% per annum between 1980 and 1992. Beginning in 1992, however, a number of negative factors, including changes in European Union policy with respect to the importation of "dollar" bananas, bumper apple crops in the European Union, general economic recessions in major importing countries, and the failure of fresh citrus fruit sales to match previous season totals resulted in a significant decrease in demand for reefer vessels. This reduced demand, which coincided with a rapid buildup of reefer vessel shipping capacity, contributed to a significant downturn in the reefer vessel market between 1992 and 1994. From mid 1994 to 1997, however, demand for reefer vessel shipping recovered, as the average volume of seaborne reefer vessel shipping has grown at a rate of approximately 3% per annum from 1995 through 1997, followed by a slow-down in 1998 and 1999.

    Supply of Reefer Vessels. The supply of reefer vessel cargo carrying capacity depends on the number and size of new vessels built, older vessels scrapped and the number of vessels dry-docked for repairs, in lay-up or otherwise not available for hire. In addition to prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, the value of secondhand vessels in relation to scrap prices, bunker and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. Reefer fleet capacity is generally measured by reference to fully refrigerated vessels capable of carrying "palletized" and "break bulk" cargoes. Recently, dry bulk cargo and container vessels have added capacity for refrigerated containers through the installation of reefer container plugs, primarily above deck, that allow these vessels to compete with reefer vessels for the transport of refrigerated cargoes. The age profile of the world reefer fleet is influenced by the relatively long useful life of a refrigerated vessel, which may be 30 years or more. The useful life of a reefer vessel is affected by a variety of factors, including its maintenance and prevailing charter market conditions. According to industry sources, 26% of the existing reefer fleet above 100,000 cu. ft. is more than 20 years old and approximately 10% is 25 years or older. The world tonnage of conventional reefer vessels above 100,000 cu. ft. is 1000 vessels or 338 million cu.ft.

    Freight Rates. Changes in the supply and demand for reefer vessels have resulted in cyclical charter rates. Freight rates increased steadily between 1986 and 1989 primarily due to increasing reefer vessel cargo volumes resulting from increased consumer buying power and demand for reefer vessel cargoes. Freight rates declined between 1989 and 1991, but recovered to reach a peak at the beginning of 1992. From 1992 to 1994, freight rates for reefer vessels declined sharply, due to decreased demand and a rapid buildup of reefer vessel capacity that resulted from deliveries of newbuildings ordered in 1991 and 1992. From 1994 through 1996, freight rates slowly increased to levels approximating those in 1992, but declined slightly in 1997. Time charter renewals for 1998 remained stable for modern vessels and declined approximately 10% from 1997 levels for older types of vessels. Time charter rates declined approximately 15% in 1999 for modern vessels and approximately 40% for older types of vessels compared with 1998 levels. The one-year time charter rates declined approximately 5-8% in 2000 from 1999 levels. In addition, while the European Union and the United States have recently announced an end to the "Banana War", the Company cannot predict what effect that announcement will have on the reefer vessel charter market.

    Recent Trends; Container Vessels with Reefer Container Capacity. Container vessels equipped with both standard and reefer containers, allowing the vessel to carry either perishable or non-perishable products in containers above and below deck, have recently penetrated the reefer vessel market and have significantly increased competition in the traditional reefer markets.

    To compete more effectively with dual-purpose vessels, traditional reefer vessels are being equipped to carry containers. For example, mid-range reefer vessels built during the past few years with capacities in excess of 350,000 cu. ft. usually have some container capacity above deck for handling 20 to 40 foot containers. The carriage of containers on reefer vessels offers considerable long term growth potential in the reefer vessel market. The addition of container capacity allows reefer vessel operators to increase both perishable and non-perishable cargo carrying capacity in a cost effective and flexible manner. It also permits opportunities for higher paying reefer cargoes, such as exotic tropical fruits, which are not large enough to fill a reefer vessel's major cargo hold. In addition, container capacity allows reefer vessels to carry cargo on their return trips, where they may otherwise be empty. Reefer vessel operators are increasingly coming to regard container transportation of both non-perishable and perishable products carried in reefer containers as an integral part of their business.

    Reefer cargo capacity is now split between containerships with reefer container capacity and the conventional reefer fleet. The competition for charters in the reefer vessel trade is complex and the advantage of each type of vessel varies depending on the trade, commodity, season, volume and service requirements being sought. Container vessels with reefer container capacity may continue to be utilized on certain trade routes traditionally served only by reefer vessels, however, the Company believes that these vessels cannot economically compete on certain reefer vessel routes due to: (i) logistical costs involved in positioning containers; (ii) draft restrictions in many ports from which reefer vessel cargoes originate; and (iii) certain characteristics of the container market, including its scheduling inflexibility.

The Company's Fleet

    The following table sets forth the names of each of the Company's vessels, its cargo-carrying capacity, year of build, construction location and charter type as of December 31, 2000:

                                                                 Current
                                                  Construction   Type or
Vessel Name(1)        Capacity(2)     Year Built  Location       Charter
__________________    ___________     __________  ____________   _______
OcelotMax ........    TEU 2,205       2000        Taiwan         Time
LionMax ..........    TEU 2,205       2000        Taiwan         Time
PantherMax .......    TEU 2,205       1999        Taiwan         Time
Louis Pasteur.....    427,806         1996        Poland         Time
Pierre Doux ......    427,806         1996        Poland         Time
Bretagne .........    412,517         1985        Spain          Lay up
Brest ............    412,517         1985        Spain          Lay up
Ionian ...........    311,072         1984        Japan          Lay up
Hercules .........    384,530         1983        Japan          Time
Helvetia .........    384,365         1983        Japan          Time
Hectoras .........    420,177         1983        Japan          Lay up
Aeolian ..........    264,988         1983        Japan          Lay up
Dorian ...........    267,023         1983        Japan          Lay up
Hellas ...........    383,674         1982        Japan          Spot
Skater ...........    593,593         1982        Norway         Spot
Skier ............    574,630         1981        Norway         Spot
Cuenca ...........    510,809         1981        Poland         Spot
Bolivar ..........    510,809         1981        Poland         Spot
Scamper ..........    574,260         1980        Norway         Spot
Queen ............    535,845         1980        Holland        Lay up
King .............    535,845         1980        Holland        Lay up
Sprinter .........    571,888         1979        Norway         Spot
Santa Marta ......    TEU 324         1978        Japan          Lay up
Cartagena ........    TEU 324         1977        Japan          Lay up

_______________________________
(1) All of the Company's reefer vessels are equipped to carry containers.
(2) In cu. ft. for reefer vessels and twenty-foot equivalent units ("TEU") for container vessels.

    Fleet Characteristics. The Company's reefer fleet as of December 31, 2000, has an average cargo carrying capacity of
447.587 cu. ft., compared to an industry average of approximately 266,000 cu. ft. The useful life of a reefer vessel is approximately 30 years, while the average age of the Company's reefer vessels is 17.5 years and only three of the Company's reefer vessels are over 20 years of age. Seventeen of the Company's vessels are in eight sister (substantially identical) vessel series allowing the Company operating efficiencies, vessel substitutions, and scheduling flexibility. Having sister vessels helps control costs by allowing the purchase of common spare parts, the use of common maintenance schedules, and having the benefit of operating cost comparisons between sister vessels. Sister vessels also allow the Company to offer charters and COAs to charterers that want to place their cargoes over a period of time. Variations in the size and performance of the Company's vessels increase its ability to offer a prospective charterer a vessel or vessels that satisfy the charterer's specific needs. The Company started a fleet modernization and replacement program in 1998 by acquiring seven companies that had shipbuilding contracts for five geared container vessels and two large combined reefer container carriers. This program involved the purchase of quality newbuilding reefers and container vessels which will permit a reduction in the average age of the Company's fleet, increase the fleet's aggregate cargo capacity, and maintain the fleet's high quality standards. However, due to adverse market conditions and delays in the delivery of the two geared containers, as well as serious delays in the delivery of the two large combined reefer container carriers, the Company sold the subsidiaries that had the shipbuilding contracts to an affiliated party.

    Chartering of the Fleet. The Company typically seeks to charter its vessels for fixed periods of time, generally one to two years. Under the terms of these charters, the charterer designates the cargo, trade route and schedule and bears bunker costs, while the Company is responsible for maintaining and operating the vessel and providing the crew. The Company also enters into COAs with charterers when time charters are not available or when the Company believes it can maximize market opportunities. Under the terms of these COAs, the parties designate the number of scheduled voyages to be performed by vessels of a certain class or size range. The vessel owner supplies the crew and bears operating expenses of the vessel, including bunker and voyage costs. In addition, when time charters and COAs are not available due to market conditions, the Company will enter into single voyage charters on the spot market. Seven of the Company's vessels are on time charters with expiration dates between the third quarter of 2001 and the first quarter of 2002, at charter rates ranging from $.38 to $.625 per cu. ft. per month. The Company's two reefer container vessels were redelivered in 1998 and are currently in lay up waiting for the market to improve. The other three container vessels, which were delivered in 1999 and 2000, have been time chartered for one year at market rates. The rest of the fleet will operate in the spot market during the high season, which ends in May 2001.

Competition

    Competition in the operation of reefer and smaller container vessels is intense. There are many owners of such vessels, most of whom own fewer than five vessels. Other independent owners, operators of pools of reefer vessels that have been consigned by their owners, and major, vertically integrated fruit companies that own their own fleets of reefer vessels also compete with the Company. These operators and fruit companies are also customers of the Company when they charter our vessels.

    Bananas are the major reefer vessel cargo, representing approximately one-third of seaborne reefer vessel volume, well above the level for meat, which is the next largest reefer vessel cargo. Because virtually all of world trade in bananas is seaborne, the major banana companies and reefer pool operators serving these companies are the dominant participants in the reefer market.

Cyclicality of the Shipping Industry; Chartering Risks

    The reefer vessel industry is characterized by cyclical changes in supply and demand that result in wide swings in charter rates, vessel utilization and, consequently, profitability for reefer vessel owners and operators. The supply of reefer vessel capacity depends on several variables, including the number and size of new vessels built and of older vessels scrapped, the size of fruit harvests, import quotas, the impact of general economic conditions on consumer demand and trends in worldwide consumption and prices for reefer commodities. When demand exceeds the current or anticipated carrying capacity of worldwide supply, charter rates generally increase, resulting in new orders for newbuildings to increase and the scrapping rate of older vessels to decline. Once commissioned, a newbuilding generally takes 18 to 24 months to build. The resulting increased supply of reefer vessel capacity in turn puts downward pressure on charter rates.

Ship Management

    Pursuant to separate management agreements between Enterprise Management Services S.A. ("EMS") and each of the Company's vessel owning subsidiaries (the "Management Agreements"), EMS has been engaged as the commercial and technical manager of each vessel owning subsidiary. In this capacity, EMS's duties include the general administration of the vessel owning subsidiaries, oversight of the purchase, sale and chartering of vessels, procurement of insurance, financial reporting, accounting and other services for the Company and each vessel owning subsidiary. Each vessel owning subsidiary pays EMS a set fee of $500 per vessel per day under its respective Management Agreement and reimburses EMS for the operating costs of its vessel, including provisioning and crewing, maintenance and repair.

    EMS has subcontracted all of its technical and commercial management obligations under the Management Agreements, except for those relating to the execution of agreements for the purchase, sale or chartering of vessels, to EST pursuant to a sub-management agreement between EMS and EST (the "Submanagement Agreement"), on substantially similar terms as the Management Agreements. Pursuant to the terms of the Submanagement Agreement, EST may not enter into charters or other contracts relating to the employment of the vessels without the consent of EMS, and EST may not execute agreements for the purchase or sale of the vessels without the consent of both EMS and the relevant vessel owning subsidiary. EST receives a fee of $500 per vessel per day under the Submanagement Agreement. EST also receives a commission of 1.25% on charterhire under charters concluded by EST for the relevant vessel owning subsidiary, and 1.00% of the purchase price on any vessel sale or purchase concluded by EST for a vessel owning subsidiary. The Company believes that these commissions are standard in the shipping industry.

    Pursuant to an administrative management agreement between EMS and the Company acting on behalf of itself and its subsidiaries (the "Administrative Management Agreement"), EMS has been engaged as the administrative manager of the Company and its subsidiaries. EMS' obligations under the Administrative Management Agreement include the general administration of the Company and the subsidiaries, advising on the purchase, sale and charter of the vessels and providing financial, reporting, accounting and other services to the Company and its subsidiaries. The Company pays EMS a fee of $240,000 per year for the services provided by EMS under the Administrative Management Agreement. EMS has subcontracted all of its administrative management duties under the Administrative Management Agreement to EST pursuant to an administrative submanagement agreement between EMS and EST (the "Administrative Submanagement Agreement"). EMS pays EST a fee of $180,000 per year for the services provided by EST under the Administrative Submanagement Agreement. EMS retains only general oversight responsibilities.

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

Commercial Management

    General Administration. Pursuant to the Submanagement Agreement and Administrative Submanagement Agreement, EST provides all general administrative, office and support services necessary for the operation of the Company and its fleet, including technical and clerical personnel, communication, accounting and data processing services. EST furnishes advice and recommendations with respect to all aspects of the business affairs of the Company and the vessel operating subsidiaries to the Board of Directors of the applicable subsidiary, prepares the Company and the vessel operating subsidiaries' financial statements, including those required for governmental and regulatory or self-regulatory agency filings and reports to noteholders. EST has agreed to assist the Company comply with applicable securities laws, maintain records of note holder ownership and transfer records and prepare reports to holders of the Company's Notes (as described below) on the administration of the Company and the vessel operating subsidiaries.

    Sale and Purchase of Vessels. EST receives sale and purchase proposals from recognized shipbrokers around the world. EST advises the Company about opportunities to purchase vessels and advises the Board of Directors of the relevant vessel owning subsidiary when an opportunity arises to sell its vessel. The Board of Directors of the relevant company will make all decisions to purchase or sell vessels. Any agreements for the purchase or sale of vessels approved by the Board of Directors of the relevant company are completed by EMS, pursuant to the Administrative Management Agreement, unless such duties have been subcontracted to EST. The purchase involves the appointment of superintendents to inspect and take delivery of the vessel and to monitor compliance with the terms and conditions of the purchase contracts. Generally, as a holding company, the Company does not purchase or hold vessels for sale and would expect to purchase vessels through newly organized vessel owning subsidiaries.

    In the case of a purchase of a vessel by the Company, the broker will generally receive a commission from the seller at the industry standard rate of one percent of the purchase price. Similarly, in the case of a sale of a vessel by a vessel owning subsidiary, the broker will receive a commission from that subsidiary at the industry standard rate of one percent of the sale price. Vessels, when sold by or to the Company, are usually delivered to the new owner "charter free," without employment, crew or insurance.

    Any and all decisions of a material nature are reserved to the Company, including the purchase and/or sale of a vessel owning subsidiary or of a vessel or other asset of a material nature, chartering of tonnage for periods exceeding 12 months, employment of any vessel for periods in excess of 24 consecutive months, entry into loans and other financial undertakings, entry into and/or termination or amendment of any contractual relationship other than contracts for the employment of a vessel for a period not exceeding 24 months or for the chartering of tonnage for a period of less than 12 months.

    Chartering. The Company typically charters its vessels under time charters or COAs, which require the Company to operate the vessels, including the provision of crew, on routes selected by the charterer. Chartering and market operations of the Company's fleet are the responsibility of EST pursuant to the Submanagement Agreement. Under the agreement, EST formulates the Company's chartering strategy for all its vessels. EST evaluates the short, medium and long-term opportunities available for each type of vessel, balances time charters, COAs and spot charters in an effort to achieve optimal results for the Company's fleet, and positions the Company's vessels so that re-delivery occurs where advantageous charter rates are anticipated to be available for future employment. EST negotiates the exact terms and conditions of charters, such as delivery and re-delivery dates, and arranges cargo and country exclusions, bunker, loading and discharging conditions, and demurrage. EST also supervises the business of the Company's vessels, which includes the monitoring of the daily geographic position of the vessels in order to ensure that the terms and conditions of the charters are fulfilled by the Company and its charterers. In addition, EST appoints agents, stevedores, surveyors and superintendents to supervise the loading and discharging of cargoes when necessary.

Technical Management

    Under the Submanagement Agreement, EST is responsible for supervising the technical management of the Company's vessels. Such supervision includes the provision of competent personnel to supervise the maintenance and general efficiency of the vessel, the arrangement and supervision of dry-dockings, repairs, alterations and upkeep of the vessel, arrangement of the supply of necessary stores, spares and lubricating oil and appointment of surveys and technical consultants. EST currently employs full-time superintendents, technical experts and maritime engineers and has expertise in inspecting secondhand vessels for purchase and sale and fleet maintenance and repair. EST has approximately 65 employees engaged in ship management and supervises the Company's approximately 1,300 sea-going employees, of whom half are employed at sea and the remainder are on leave at any given time.

    Under the terms of the Submanagement Agreement, EST also manages all the day-to-day aspects of vessel operations, including crewing, arrangement of insurance, freight management

(including provision of the voyage estimates and accounts, calculation of hire, freights, demurrage and/or dispatch moneys due from or due to the charterers of the vessel, arrangement of the proper payment to the vessel owning subsidiaries of all hire and/or freight revenues or other moneys), arrangement of provisions and bunkers, issue of voyage instructions, appointment of fleet supervisors, the establishment of operating budgets and the review of actual operating expenses against budget amounts. See Item 4, "Insurance."

    Maintenance of Vessels. The seaborne transport of perishable goods under refrigeration requires strict attention to the maintenance and performance of the vessels. Although EST arranges for the maintenance, repair and dry-docking of the Company's vessels, the Company remains responsible for ship maintenance and is liable to the charterer for loss due to the breakdown of a vessel's systems.

    The Company has elected to follow a program of continuous maintenance for its vessels over "one time" surveys that entail lengthy stoppages ("off-hire") to effect repairs. Maintenance is performed while at sea to the extent practicable to reduce the time a vessel is stopped for overhaul in port. The Company believes that this program increases the fleet's efficiency, reduces operating costs and minimizes the number of days that a vessel is in port for maintenance. Due to these strict maintenance and operation programs, EST was awarded accreditation under the International Management Code for the Safe Operation of Ships and Pollution Prevention in 1993, nine years before the deadline set by the International Maritime Organization (the "IMO") for reefer vessels. Also, EST maintains daily communication with all of the Company's vessels, and employs a technical team of highly qualified and experienced personnel to monitor and provide support to the Company's vessels. Furthermore, the Company has access to the Perama Shipyard in Piraeus, Greece, for major repairs and reconditioning of spare parts which is under the Company's supervision for quality and cost control. EST also employs a team of repair specialists who fly to various ports to meet the Company's vessels and effect repairs quickly.

    Maintenance dry-docking, arranged by EST, includes the performance of Annual Surveys and Special Surveys pursuant to the requirements of the classification society. The Company generally dry docks its vessels at least once every two and one-half years, and each dry docking takes four to ten days. The cost of dry-docking is amortized and such amortization is included as part of the normal costs incurred in connection with the operation of the Company's vessels. EST awards and negotiates contracts with shipyards to conduct such maintenance and repair work. Whenever possible, competitive tender bids are sought in order to minimize charges to the Company, subject to the location of its vessels and any time constraints imposed by a vessel's charter commitments.

    Crewing. EST arranges for the employment of captains, officers, engineers and other crew for the shipowning subsidiaries of the Company. EST ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions and that experienced and competent personnel are employed for the Company's vessels. The Company generally mans its vessels above minimum manning requirements of the vessel's flag country in order to perform maintenance duties. All officers and crew are employees of the Company's relevant shipowning subsidiary. EST seeks to maintain close relationships with countries providing qualified and cost effective crew members. EST has crewing arrangements with several crewing agencies, including an affiliated crewing agency in Poland, to locate and retain qualified seamen and to control crewing costs. The Company believes that EST's affiliation with a local crewing agency enables the Company to maintain direct access to qualified seamen and provides it with additional avenues to control crew quality and costs. The Company seeks to retain qualified crew members through several programs, including the incentive bonus program which permits the seaman to receive a bonus upon rejoining the Company and the training program for onboard familiarization with a vessel's machinery, equipment and systems. The Company usually employs between 22 to 25 crew members onboard each vessel, which it believes is above the industry average, in order to provide continuous preventive maintenance.

Customers

    The Company's primary charterers include: (i) major independent reefer operators and reefer pool operators, including Nissui from Japan and REL from the United States; (ii) large multinational fruit companies who may also operate their own reefer fleets, such as Chiquita, based in the U.S. and which is the world's largest marketer of bananas; and (iii) regional reefer cargo exporters, such as Comaco, Denadai, Excelban, and WRL, a charterer that transports cargoes for Doux SNC, a French producer of frozen poultry. In 2000, the Company derived 38% of its gross revenue from one customer, 20% of its gross revenue from another, and 10% from a third.

Employees

    The Company, through its vessel-owning subsidiaries, employs approximately 22 to 25 officers and crew on board each of the Company's vessels, principally manned by seamen and officers from Poland, Ukraine and Greece.

Inspection by a Classification Society

    Each of the Company's vessel's hull and machinery must be "classed" by a classification society authorized by its country of registry. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country where the vessel is registered and the international conventions of which that country is a member. The classification society makes sure the vessel is safe and seaworthy in accordance with the IMO regulations and the Safety of Life at Sea Convention ("SOLAS"). Each vessel is inspected by a surveyor of the classification society every year ("Annual Survey"), every two to three years ("Intermediate Survey") and every four to five years ("Special Survey"). The Company's vessels are also required, as part of the Intermediate Survey process, to be dry docked every 24 to 30 months for inspection of the underwater parts of the vessel and for repairs related to such inspection. Should any defects be found, the classification surveyor will issue a "recommendation" which has to be rectified by the shipowner within the time limit prescribed. At the Special Survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, steel renewals would be prescribed. A one-year grace period may be granted by the classification society to the shipowner for completion of the Special Survey. Substantial amounts of money may have to be spent for steel renewals to pass a Special Survey if the vessel experiences excessive wear and tear. In lieu of the Special Survey every four years (five years if a year of grace is given), a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, whereby every part of the vessel would be surveyed within a five-year cycle. Insurance underwriters make it a condition of insurance coverage for the vessel to be certified as "in class" by a classification society which is a member of the International Association of Classification Societies ("IACS"). All of the Company's vessels currently in operation are certified as being "in class" by Bureau Veritas, a member of IACS.

    Company employees perform much of the necessary ordinary course maintenance. In addition, as technical manager of the Company's vessels, EST regularly inspects each of the Company's vessels, both at sea and while the vessels are in port. Vessels are inspected two to four times per year using rigorous criteria. Each vessel is examined and specific notations are made, and recommendations are given for improvements to the overall condition of the vessel, maintenance, safety and crew welfare.

Permits and Authorizations

    The Company is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to its vessels. The kinds of permits, licenses and certificates required depend upon factors including the country of registry, the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of the vessel. The Company has been able to obtain all permits, licenses and certificates currently required to permit its vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit the ability of the Company to do business or increase the cost of its doing business.

Environmental, Safety and Other Regulations

    The Company is subject to regulation and supervision in the various jurisdictions in which it trades, operates and conducts the business of the Company. The operations of the Company are also affected by changing environmental protection laws, safety regulations and other regulations, compliance with which may entail significant expenses, including expenses for ship modifications and changes in operating procedures.

    International Regulation. The IMO is an agency organized in 1958 by the United Nations. Over 100 governments are members of the IMO, whose purpose is to develop international regulations and practices affecting shipping and international trade and to encourage the adoption of standards of safety and navigation. All IMO agreements must be ratified by the individual government constituents. In addition to such agreements, the operation of the Company's vessels is also affected by the IMO's ISM Code, which requires shipowners and bareboat charterers to develop an extensive "Safety Management System," which includes policy statements, manuals, standard procedures and lines of communication. Noncompliance with the ISM Code may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels, and prohibit vessels from entering ports. The deadline for ISM Code certification for reefer vessels is July 1, 2002. EST has been certified under the ISM Code and ISO 9002 since 1993. The Company intends to have all its vessels in compliance with the ISM Code prior to implementation.

    The IMO continues to review and introduce new regulations on a regular basis. It is impossible to predict what additional regulations, if any, may be passed by the IMO, whether those regulations will be adopted by member countries and what effect, if any, such regulations might have on the operation of reefer vessels. The Company believes it is in compliance with all international laws applicable to its vessels and the operation of its business. However, additional laws and regulations may be adopted which could limit the use of reefer and container vessels such as those owned by the Company.

    Chlorofluorocarbons ("CFCs") and other chlorine containing substances are believed to cause depletion of the ozone content of the earth's stratosphere. As a result, the United Nations Environmental Program ("UNEP"), negotiated several international agreements to phase out the manufacture and use of CFCs. In 1985, the Vienna Convention for the Protection of the Ozone Layer (the "Convention") was agreed to by 20 countries. The Convention provided a mechanism for further negotiations. In 1987, 23 countries enacted the Montreal Protocol on Substances that Deplete the Ozone Layer (the "Montreal Protocol") requiring production of CFCs to be capped at 1986 levels with significant reduction in subsequent years. In 1990, the Montreal Protocol was amended requiring member countries to phase out the production of a further specified number of CFCs and, in 1992, the Protocol was further amended requiring a 90% phase out of hydrochlorofluorocarbons ("HCFCs") by 2015. As of January 1, 1998, approximately 157 countries were signatories to the Montreal Protocol, as amended. Reefer vessels in general, such as those that the Company owns, use HCFCs in their refrigerant systems. The Company believes all of its vessels comply with the Montreal Protocol. Additional laws or amendments to the Montreal Protocol may be adopted by member states to the Convention which could limit the ability of the Company to conduct business or increase its cost of doing business.

Environmental Regulation-OPA/CERCLA.

    The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the U.S. or its territories or possessions, or whose vessels operate in the waters of the U.S., which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the U.S. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, applies to the discharge of hazardous substances whether on land or at sea. Both OPA and CERCLA impact our operations.

    Under OPA, vessel owners, operators and bareboat or "demise" charterers are "responsible parties" who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These "responsible parties" would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

    --   natural resource damages and related assessment costs;

    --   real and personal property damages;

    -- net loss of taxes, royalties, rents, profits or earnings capacity;

    -- net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

    --   loss of subsistence use of natural resources.

    OPA limits the liability of responsible parties to the greater of $600 per gross ton or $500,000 per dry cargo vessel. This is subject to possible adjustment for inflation. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters.

    CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $1,500 per gross ton or $5 million. These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct.
These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels will call.

    OPA requires owners and operators of vessels to establish and maintain with the Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA. The Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $600 per gross ton and $1,500 per gross ton for potential liability for discharges of hazardous substances per gross ton, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one vessel will be required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA/CERCLA. We have provided requisite guarantees and received certificates of financial responsibility from the Coast Guard for each of our vessels required to have one.

    In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

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

     Hull and Machinery Insurance. The Company maintains marine hull and machinery and war risk insurance on each of its vessels, which includes the risk of actual or constructive total loss, with deductibles ranging from $35,000 to $75,000 per vessel per incident.

    Protection and Indemnity Insurance. Protection and indemnity insurance covers the legal liability of the Company for its shipping activities. This includes the legal liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. The coverage is generally viewed as unlimited with the exception of oil pollution liability, which is limited to $1 billion per vessel per accident.

    This protection and indemnity insurance coverage is provided by P&I Associations. Each of the vessels currently in the fleet is entered in a P&I Association. P&I Associations are mutual protection and indemnity associations. Most such associations are members of the International Group of P&I mutual assurance associations ("International Group"). The eighteen P&I Associations that comprise the International Group insure approximately 95% of the world's tonnage and have entered into a pooling agreement to reinsure each association's liabilities. The liability of the International Group member associations is currently capped at $20 billion. Each P&I Association is currently considering lowering its exposure to this pooling agreement to approximately $4.5 billion. As a member of a P&I Association which is a member of the International Group, the Company is subject to calls payable to the association based on its claim records as well as the claim record of all other members of the association, and members of the pool of P&I Associations comprising the International Group.

Recent Developments

    The Company received an unsolicited proposal from a third party to buy the two 1996 built reefer vessels and the two reefer newbuilding contracts. Due to adverse market conditions, a decrease in the value of vessels and serious delays in the delivery of the two reefer newbuildings, the Company decided to sell the two subsidiaries and the two 1996 built vessels. On February 23, 2001 a Memorandum of Agreement for the two vessels and the Sale & Purchase Agreement for the two subsidiaries was signed by both parties and the sale was concluded on April 2 2001. The selling price of the two 1996 built reefer vessels was $18 million en block, and the selling price of the two subsidiaries was $6 million, with the buyer agreeing to assume all of the remaining liabilities to the yard.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

    The Company is one of the world's leading independent owners and operators of reefer vessels with a fleet of 24 vessels as of December 31, 2000, including 19 reefer vessels, two high reefer intake container vessels and three 2205 TEU geared container vessels. In addition, the Company has on order two Combined Reefer Container Carriers. Prior to the formation of the Company, its subsidiaries operated as separate companies under the management of EST. The following discussion presents financial information for the Company and its subsidiaries on a consolidated basis for all periods presented. The Company acquired such subsidiaries in October 1997 (the "Combination") in an exchange of stock transaction. Subsequent to the Combination, the financial statements of the Company were restated to reflect the consolidation.

    The Company's fleet currently consists of 24 vessels: (i) 19 reefer vessels ranging in size from approximately 200,000 to 600,000 cu. ft. of cargo capacity, including two modern reefer vessels each with 427,806 cu. ft., (ii) two reefer container vessels, each with a cargo capacity of 324 TEUs, and (iii) three geared container vessels with a cargo capacity of 2,205 TEUs. The following table sets forth changes in the Company's fleet from December 31, 1995 through December 31, 2000.

                                                 Year Ended December 31,
                                                 _______________________
                                            1996  1997   1998   1999   2000
                                            ____  ____   ____   ____   ____

Fleet owned at beginning of period            20    24     26     26     22

Newbuildings and other acquisitions
  during period                                4     2      0      1      2

Sales and dispositions during period           0     0      0      5      2

Fleet owned at end of period                  24    26     26     22     24

Newbuildings on order                          0     0      7      6      2

Reefer Cargo Capacity
 (at end of period) (millions cft.)         10.3  10.3   10.3    8.5    8.5

TEU Capacity (at end of period).               0   648    648  2,853  7,263

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

    Reefer vessels are employed under time charters, voyage charters, COAs, and bareboat (or demise) charters. Reefer vessels that operate in a pool are generally time chartered to the pool by the owner and the pools secure employment for the vessels through a combination of COAs, voyage charters and time charters with other operators or end-users.

    The reefer vessel industry is characterized by cyclical changes in supply and demand, resulting in wide swings in charter rates, vessel utilization and, consequently, in profitability for reefer vessel owners and operators. The supply of reefer vessel cargo carrying capacity is a function of the number and size of new vessels built and older vessels scrapped. The demand for reefer vessel capacity reflects several variables, including the size of fruit harvests, import quotas, the impact of general economic conditions on consumer demand, trends in worldwide consumption and prices for reefer commodities. When demand exceeds the current or anticipated carrying capacity of worldwide supply, charter rates generally increase. When charter rates reach sufficiently high levels, the scrapping rate of older vessels declines and orders for newbuildings increase. Once commissioned, newbuildings generally takes 18 months to 24 months to complete.

    Recent trends in reefer vessel charter rates are as follows:
The average time charter rate for quality, midsize, pallet-friendly reefer vessels more than doubled from $0.41 per cu.ft. in 1985 to $0.85 per cu.ft. in 1991. The steady increase in freight rates resulted in relatively heavy investment in cargo capacity during this period, with worldwide reefer capacity (over 100,000 cu.ft.) growing by approximately 34% between 1986 and 1993. By 1993, reefer vessel cargo carrying capacity had increased at a greater rate than reefer vessel shipping volumes. Shipping volumes were adversely affected in late 1992 and 1993 by the size of various fruit harvests, the European Union quota on "dollar" bananas grown in Central America, and recessionary conditions in various importing countries. Accordingly, time charter rates for older, pallet-friendly vessels declined to approximately $0.50 in 1993, a 41.2% decline from the peak in 1991. As a result of the decline in freight rates, scrapping of older vessels increased and the construction of newbuildings decreased, thereby reducing the supply of cargo carrying capacity. Charter rates began to improve in 1994 as a result of the decline in capacity supply along with the increased demand. According to industry sources, average rates for older, pallet-friendly vessels increased to approximately $0.53 in 1994, $0.60 in 1995 and to $0.67 in 1996, but declined to $0.65 in 1997 and 1998 to reach $0.60 in 1999 and 2000.

Management's Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations

    The following table sets forth, for the periods indicated, selected operating data as a percent of net revenue:

                                                 Year Ended December 31,
                                                 _______________________
                                             1996   1997   1998   1999   2000
                                             ____   ____   ____   ____   ____

Revenue from vessels, net                    100%   100%   100%   100%   100%
Voyage and running expenses                 41.6   40.0   37.5   48.6   53.9
Depreciation and amortization               16.8   18.3   20.7   28.0   40.7
General and administrative expenses          3.9    4.3    7.4   10.1   11.3

Loss (gain) on sale of vessels               0.0   (7.9)   0.0    2.4    0.0
Loss (gain) on sale of newbuildings          0.0   (7.9)   0.0    2.4    9.6
Income from operations                      37.7   37.4   34.4   10.8  (15.6)
Interest expense, net                        4.2    3.5   13.5   20.4   37.8
Other expenses (income)                     (0.7)  (2.2)  (1.0)  (2.7)  (6.2)
Litigation loss                              0.0    0.0    0.0   12.2    0.0
Minority interest                            0.0    0.0    0.0    0.0    0.0

Net income (loss)                           34.2   44.1   21.9  (18.8) (47.2)

    Revenue from vessels, net. Revenues are generated primarily from U.S. Dollar denominated charter hire payments under time charters, COAs or voyage charters to independent reefer operators, reefer pool operators and integrated multinational fruit companies. Revenues from vessels are presented net of shipbrokers' commissions. Historically, substantially all of the Company's time charters have been for periods of 12 months or more. During the past five years, revenues from time charters of 12 months or longer represented 85% of the Company's net revenues, while for 2000 revenues from time charters represented 75% of the Company's net revenues compared to 82% during 1999. Depending on market conditions, the Company also charters its vessels on COAs and in the spot market on voyage charters. In 1997 and 1998, the Company derived 16% and 8% of its net revenues from COAs and spot market voyage charters, respectively. For 1999 and 2000, the Company's share of revenues from spot charters increased to 18% and 25%, reflecting the market conditions and the unwillingness of charterers to commit for longer periods.

    The Company's aggregate revenues are a function of the average freight rate that it earns per vessel per day and the total number of vessel days the fleet is in operation. The following table summarizes the Company's average revenue per vessel per day and total operating days:

                                           Year Ended December 31,
                                           _______________________
                                    1996    1997      1998     1999   2000
                                    ____    ____      ____     ____   ____

Average revenue per
 vessel per day                  $10,086  $10,555    $9,319    $8,522   $9,801
Percentage increase
 (decrease)                        19.8%      4.7%  (11.7)%    (8.6)%  (15.0)%
Total operating days               7,777     7,492    7,666     6,054     4477
Percentage increase                28.8%    (3.7)%    2.3%%   (21.0)%    26.0%

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

                                       Year Ended December 31,
                                       _______________________

                                    1996    1997    1998   1999    2000
                                    ____    ____    ____   ____    ____

Average operating expenses
 per vessel per day               $3,989  $3,437  $2,824  $3,059  $2,793
Percentage increase
(decrease)                         32.9% (13.8)% (17.8)%    8.3%  (8.7)%

    General and administrative expenses. General and administrative expenses include management fees of $500 per day per vessel paid to EST in 2000 for technical management, headquarters expense, office staff and the expense of administrative, legal, quality assurance, information systems and centralized accounting support functions. Such fees are reduced to $300 per day per vessel when the vessel is laid up.

    Depreciation and amortization. The Company depreciates its vessels on a straight-line basis over an estimated useful life of 25 years. For secondhand vessels, the Company depreciates vessel acquisition costs on a straight-line basis over the balance of that vessel's useful life of 25 years. Amortization includes dry docking costs, which are carried out approximately every two and one-half years. These costs are deferred and amortized through the next dry docking period. Legal costs and financing fees incurred in connection with the financing of a vessel are also deferred and amortized over the loans' repayment period. Costs relating to loans that are repaid are expensed in the period of repayment.

Year Ended December 31, 2000, compared with Year Ended
December 31, 1999

    Revenue from vessels, net. Revenue from vessels, net, decreased $7.7 million to $43.9 million in 2000, compared to $51.6 million in 1999, representing a 15.0% decrease. Average daily revenue per vessel increased to $9,801 in 2000 from $8,522 in 1999, representing a 15% increase. Operating days decreased to 4,477 days in 2000 from 6,054 days in 1999, representing a 26% decrease. The reason for the decrease in revenues was that fewer vessels were on time charter in 2000 and the remaining vessels that operated in the spot market were directly affected by lower spot rates and by the lack of cargoes. Another indication of the market conditions and the lack of cargoes is that operating days decreased in 2000 compared to 1999 by 26% or 1,577 days, due to the fact that the reefer vessels that were in the spot market had to wait longer periods between voyages during the first six months of 2000, while during the third and fourth quarter of 2000 they were in lay-up. On the other hand, average daily revenue was increased to $9,801 in 2000 from 8,522 in 1999 because the container vessels were continuously employed on a time charter basis at rates well above the time charter equivalent of the reefer vessels. Consequently, revenues from time charters in 2000 were $32.8 million and $11.1 million from the voyage charters. On February 25, 2000, and on April 26, 2000, the Company took delivery of the two 2205 TEU geared containers which were chartered to major charterers at market rates. The revenues from the reefer fleet were $30.2 million while the container vessel fleet contributed $13.7 million in 2000.

    Voyage and running expenses. Voyage and running expenses decreased by $1.4 million, to $23.6 million in 2000 from $25.0 million in 1999. As a percentage of revenues, voyage and running expenses increased to 53.9% in 2000 compared to 48.6% in 1999. The decrease of $1.4 million was partially due to the fact that the vessels in voyage charters operated fewer days and thus concluded fewer voyages, while during the second half of the year the vessels were in lay up, which meant that running expenses were reduced significantly. Voyage expenses were $6.4 million and $3.7 million in 2000 and 1999, respectively.

    General and administrative expenses. General and administrative expenses decreased by $0.2 million to $5.0 million in 2000 compared to $5.2 million in 1999. These expenses consisted of the management fee of $500 per day per vessel paid to EST effective as of January 1, 1998, and compensation to the Company's directors, effective from September 1, 1998. The management fees to EST are reduced to $300 per day per vessel when a vessel is in lay-up.

    Depreciation and amortization. Depreciation and amortization increased by $3.4 million to $17.8 million in 2000 from $14.4 million in 1999. This increase was due to the delivery of the three newbuildings in the last quarter of 1999 and in the first six months of 2000.

    Interest expense, net. Interest expense, net, increased by $6.1 million to $16.6 million in 2000 from $10.5 million in 1999. This increase was primarily due to the Company's paying interest on the Senior Notes for the whole of 2000 and on the secured bank debt for the financing of the delivery payment of the two container vessels delivered in 2000. Also in 1999 the interest expense that was capitalized amounted to $2.4 million compared to $0.8 million in 2000. Interest expense in 2000 and in 1999 was $16.9 million and $12.1 million, respectively. Interest income in 2000 and in 1999 was $0.8 million and $2.1 million, respectively.

    Net income. Net income decreased by $10.9 million, to a loss of $20.6 million, in 2000 from a loss of $9.7 million in 1999.
As a percentage of revenues, net income decreased to (47.2)% in 2000 from (18.8)% in 1999. This decrease of $10.9 was mainly due to the decrease of net revenues by $7.7 million due to spot market conditions and the increase of financing expenses due to the additional secured bank debt, while the loss from the sale of the subsidiaries was partially offset from the liquidated damages received from the yard due to late delivery of the vessels.

Year Ended December 31, 1999, compared with Year Ended
December 31, 1998

    Revenue from vessels, net. Revenue from vessels, net, decreased $19.9 million to $51.6 million in 1999, compared to $71.4 million in 1998, representing a 27.7% decrease. Average daily revenue per vessel decreased to $8,522 in 1999 from $9,319 in 1998, representing an 8.6% decrease. Operating days decreased to 6,054 days in 1999 from 7,666 days in 1998, representing a 21.0% decrease. The reason for the decrease in revenues was that fewer vessels were on time charter in 1999 and the remaining vessels operated in the spot market and were directly affected by lower spot rates and by the lack of additional cargoes, as banana crops were destroyed by heavy rainfalls and floods caused by the El Nino phenomenon during 1998. Another indication of the market conditions and the lack of cargoes is that operating days decreased in 1999 compared to 1998 by 21% or by 1,612 days, which means that the vessels that were in the spot market had to wait for longer periods between voyages during the first six months of 1999 while during the third and fourth quarter of 1999 they were in lay-up. Consequently, revenues from time charters in 1999 were $42.3 million and $9.3 million from the voyage charters. On November 29, 1999 the Company took delivery of the first 2205 TEU geared container that was chartered to a major charterer for 5 months. The revenues from the reefer fleet were $51.3 million while the container vessel fleet contributed only $0.3 million in 1999.

    Voyage and running expenses. Voyage and running expenses decreased by $1.7 million, to $25.0 million in 1999 from $26.8 million in 1998. As a percentage of revenues, voyage and running expenses increased to 48.6% in 1999 compared to 37.5% in 1998. The decrease of $1.7 million was partially due to the fact that the vessels in voyage charters operated fewer days and thus concluded fewer voyages, and during the second half of the year they were in lay up, which meant that bunkers, port dues and other expenses were reduced significantly even though more vessels operated in the spot market compared to 1998. Voyage expenses were $3.7 million and $2.7 million in 1999 and 1998, respectively. Due to the continuous preventive maintenance that the Company is implementing on its vessels and due to the days that the vessels were in lay up, running expenses decreased by $2.7 million in 1999.

    General and administrative expenses. General and administrative expenses remained at virtually the same level of $5.2 million in 1999 compared to $5.3 million in 1998. These expenses consisted of the management fee of $500 per day per vessel paid to EST effective as of January 1, 1998, and compensation to the Company's directors, effective from September 1, 1998. The management fees to EST are reduced to $300 per day per vessel when a vessel is in lay-up.

    Depreciation and amortization. Depreciation and amortization decreased by $0.4 million to $14.4 million in 1999 from $14.8 million in 1998. This decrease was due to the sale for scrapping of five vessels during the first nine months of 1999.

    Interest expense, net. Interest expense, net, increased by $0.9 million, to $10.5 million in 1999 from $9.6 million in 1998. This increase was primarily due to the Company's paying interest on the Senior Notes for the whole of 1999 as opposed to a portion of 1998. The amount of $3.4 million in interest expense was capitalized because the proceeds from the Senior Notes were used for the acquisition of the first newbuilding. Interest expense in 1999 and in 1998 was $12.1 million and $12.0 million, respectively. Interest income in 1999 and in 1998 was $2.1 million and $2.8 million, respectively.

    Net income. Net income decreased by $25.3 million, to a loss of $9.7 million in 1999 from a profit of $15.6 million in 1998. As a percentage of revenues, net income decreased to (18.8)% in 1999 from 21.9% in 1998. This decrease of $25.3, was mainly due to the decrease of net revenues by $19.9 million due to spot market conditions, by $6.3 million due to the Company's reimbursement of its P&I Association for a litigation claim and decreased voyage and running expenses of $1.7 million resulting from fewer spot voyages and efficient management of the Company's vessels.

Year Ended December 31, 1998, compared with Year Ended
December 31, 1997

     Revenue from vessels, net. Revenue from vessels, net decreased by $7.3 million, to $71.4 million in 1998 from $79 million in 1997, representing a 9.2% decrease. Average daily revenue per vessel decreased to $9,319 in 1998 from $10,555 in 1997, representing an 11.7% increase. Operating days increased to 7,666 days in 1998 from 7,492 days in 1997, representing a 2.3% increase. The reason for the decrease in revenues was that the vessels operating in the spot market were directly affected by lower spot rates and by the lack of additional cargoes, as banana crops were destroyed by heavy rainfalls and floods caused by the El Nino phenomenon. Even though the total fleet operating days increased in 1998, compared to 1997, the vessels that were in the spot market operated only 422 days in the first six months of 1998 compared to 633 days for the same period of 1997, while during the third and fourth quarter of 1998 they were in lay-up. Consequently, revenues from time charters in 1998 were $65.8 million and $5.6 million from the voyage charters.

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

Liquidity and Capital Resources

    The Company operates in a capital-intensive industry requiring extensive investment in revenue producing assets. The liquidity requirements of the Company relate to servicing its debt, investments in vessels, funding working capital and maintaining cash reserves. Net cash flow generated from operations is the main source of liquidity for the Company. Net cash used in operating activities was $1.3 million in 2000 while the net cash provided by operating activities in 1999 was $12.7 million. Additional sources of liquidity include proceeds from asset sales and borrowings generally secured by one or more of the Company's vessels, together with the proceeds of the Company's offering of Senior Notes.

    Net cash used in operating activities decreased to $1.3 million in 2000 from $12.7 million provided in 1999, primarily due to the higher loss that the Company suffered for the period. Net cash used in operating activities consists of the Company's net loss, increased by non-cash expenses such as depreciation and amortization of deferred charges, and adjusted by changes in working capital.

    Net cash used in investing activities in 2000 was $49.5 million out of which $11.5 million was generated by the sale of two subsidiaries that owned two shipbuilding contracts, while investments in vessel construction, improvements and acquisitions were $60.5 million, including the final delivery payment of the two container vessels that were delivered to the Company during the first half of 2000. The Company's principal uses of cash in investing activities have been vessel acquisitions and improvements and purchases of equipment, as well as installment payments for vessels under construction.

    Net cash provided by financing activities for 2000 was $41.8 million. This amount includes the return of dividends amounting to $3.3 million which were declared in 1998 and paid during the first quarter of 1999 and $40 million from the proceeds of the secured long term loan to finance the last delivery payment of the two container vessels. Thus, cash and cash equivalents at December 31, 2000 were $5.0 million.

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

    The Company believes that based on current levels of operating performance, its cash flow from operations, together with the existing cash and other available sources of funds, will be adequate to fund its current and future trade obligations. However, as indicated elsewhere herein, the Company does not expect to pay the next interest payment due May 1, 2001, on its Senior Notes. See Item 3, "Risk Factors".

The Senior Notes

     Pursuant to a Purchase Agreement dated April 22, 1998, the Company sold unregistered 8.875% Senior Notes due 2008 (Restricted Notes) in an aggregate principal amount of $175,000,000 to Donaldson, Lufkin & Jenrette (the "Initial Purchaser") in reliance upon, and subsequently resold by the Initial Purchaser thereof under, exemptions from the registration provisions of the Securities Act of 1933, as amended (the "Securities Act") (including those provided by Section 4(2) thereof, and Rule 144A and Regulation S promulgated thereunder). The Initial Purchaser subsequently placed the Restricted Notes with qualified institutional buyers in reliance upon Rule 144A under the Securities Act and with a limited number of accredited investors (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act). The net proceeds to the Company from the sale of the Restricted Notes were used to repay existing debt in the amount of $111.9 million and the balance was retained for general corporate purposes.

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

The Year 2000 Computer Problem

    The Company undertook steps to render its onshore computer systems Y2K compliant prior to January 1, 2000. The technical managers of the Company's vessels identified the Y2K issues in regard to their own systems and the on-board systems on the Company's vessels that each manager maintains, and resolved the issues prior to January 1, 2000. Currently all computer systems are properly operating and they are Y2K compliant and did not require any necessary corrective action.

Recent Trends

    Because of the high demolition activity and low newbuilding orders in 1999, some members of the reefer vessel industry were predicting that 2000 would be better than the year before. This optimism failed to take note of such factors as: (i) the huge stock of summer European fruit still available at the start of 2000; (ii) the weakness of the Euro; (iii) the bad weather that affected South Africa's deciduous fruit production; and (iv) the increasing presence of the container vessel in the markets traditionally served only by reefer vessels. As a result of these and other factors, the 2000 "high" season turned out to be one of the worst in the reefer vessel industry's history. The balance of the season was little better, with 106 vessels, representing 36 million cubic ft. of carrying capacity, in lay-up. In 2000, 28 vessels representing 10.5 million cubic ft. of cargo capacity were scrapped, while 13 vessels representing 6.2 million cubic ft. of capacity were delivered. However, this decrease in overall capacity in the reefer vessel industry was offset by increased refrigerated container capacity. The year 2000 did see a slight improvement in rate levels, with one spike in June when South African citrus, combined with a sudden surge in the demand for bananas, coincided with a large group of vessels going into lay-up. A second surge came in November, when importers and exporters were trying to ship their products in time for the Christmas time markets. In addition to the poor market conditions, the reefer vessel owners were faced with a devastating increase in the cost of fuel. Older tonnage was most affected by the increase in fuel prices as a result of its increased fuel consumption as compared with newer vessels. The Company recognized that it would not be profitable during the second half of 2000, and to avoid cash flow drain decided to lay-up its vessels for the second half of the year. For the first quarter of 2001, the Company decided to activate only 50% of the fleet, since the signs for 2001 indicate that this will be another difficult year for the reefer industry.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

    Set forth below are the names and positions of the directors and executive officers of the Company. Directors of the Company are elected annually, and each director holds office until a successor is elected. Officers of the Company are elected from time to time by vote of the Board of Directors and hold office until a successor is elected.

Name                  Age         Position
____                  ___         ________

Victor Restis         33          Director, Chief Executive
                                  Officer and President
Katia Restis          35          Director and Vice President
Claudia Restis        30          Director and Treasurer
Kostas Koutsoubelis   46          Director, Chief Financial
                                    Officer and Secretary

     Certain biographical information with respect to each of these individuals is set forth below:

     Victor Restis,* with nine years of experience in the shipping industry, served as Managing Director of EST from 1993 through 1997. He has been President and a Director of the Company since its incorporation. Prior to joining EST, Mr. Restis served as Managing Director of the Perama Shipyard from 1992 to 1993. Mr. Restis has been an alternate Director of the Liverpool & London Steamship Protection & Indemnity Mutual Association Limited since 1996. He holds Masters Degrees in Accounting and Finance from the Institute Catholique d'Hautes Etudes Commerciales, Brussels, Belgium ("ICHEC").

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

     Kostas Koutsoubelis, with eleven years of experience in the shipping industry, joined the Company in 1997 as a Director and Secretary. Before joining the Company, he served as Head of Shipping of Credit Lyonnais Greece from 1995 to 1997. Prior to that, he served as Financial Director of International Reefer Services, S.A., a major shipping company from 1989 to 1995. He is a graduate of St. Louis University, St. Louis, Missouri, U.S.A. and holds a B.S./B.A. degree.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

    In May of 2000 the Company contracted to sell to Belstar Holdings (Overseas) Limited ("Belstar"), an affiliated corporation of the Company, two subsidiary companies each having construction contracts for two 2200 TEU container vessels, which were under construction at the time of the sale. Belstar paid the Company $11.5 million for the two subsidiaries, including the reimbursement of supervision costs, and assumed the balance owed to the builder in the aggregate amount of approximately $45.75 million.



____________________

* Victor Restis, Katia Restis and Claudia Restis are siblings.

ITEM 8 - FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

    See Item 18

Legal Proceedings

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

     In September 1999 the arbitration panel rendered a final award in a dispute with a major banana company (as plaintiff) in which the Company was involved from 1996. The cargo damage portion of the claim was fully covered by the Company's P&I Association. However, the arbitration panel also awarded consequential damages to plaintiff which are not covered by the P&I Association. Accordingly the P&I Association, which had guaranteed the claim, requested the Company to reimburse this amount. The Company has reflected this reimbursement by taking a provision of $6.3 million in the third quarter of 1999. The Company is in the process of final negotiations and signing of an agreement with the P&I Association to reimburse the outstanding amount in installments over a period of 5 years secured by a mortgage on vessels involved.

ITEM 9 - THE OFFER AND LISTING

     No active trading market within or outside the United States exists for the equity securities of the Company. The Company's equity securities have not been registered under the Securities
Act of 1933, as amended (the "Securities Act").

     On September 9, 1998, a registration statement covering $175,000,000 in aggregate principal amount of the Company's 8.875% Senior Notes due 2008 was declared effective, and the Company offered the registered notes (the "Exchange Notes") in exchange for all of its otherwise identical outstanding Restricted Notes (collectively, with the Exchange Notes, the "Notes"). The offer to exchange closed on October 16, 1998 and all Restricted Notes were exchanged for Exchange Notes. The Notes trade in the United States in inter-dealer transactions

ITEM 10 - ADDITIONAL INFORMATION

Articles of Incorporation and By-laws

    The Articles of Incorporation and By-Laws of Enterprises
Shipholding Corporation, as amended, are incorporated by reference to Exhibits 3.1 and 3.2 in Registration Statement No.
333-09028, as amended, filed on June 26, 1998.

Certain Liberian Company Considerations

    Our corporate affairs are governed by our articles of incorporation and bylaws and by the Business Corporation Act of Liberia 1976 ("LBCA"). The provisions of the LBCA resemble provisions of the corporation laws of a number of states in the United States. However, while most states have a fairly well-developed body of case law interpreting their respective corporate statutes, there have been few judicial cases in Liberia interpreting the LBCA. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law.

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

ITEM 11 -- QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
RISK

Foreign Currency Rate Fluctuation

    The international reefer industry's functional currency is the U.S. Dollar and, as a result, virtually all of the Company's revenues are in U.S. Dollars. Historically, general and administrative expenses are incurred in Greek Drachmae, while a significant portion of the cost of revenues is incurred in U.S. Dollars and, to a much lesser extent, other currencies. The Company has a policy of continuously monitoring and managing its foreign exchange exposure, but the Company does not have any, and does not believe that it has any current need to enter into, foreign currency hedging transactions.

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

ITEM 12 -- DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

    Not applicable

ITEM 13 -- DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

    None

ITEM 14 -- MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
HOLDERS AND USE OF PROCEEDS

    None

ITEM 18 - FINANCIAL STATEMENTS AND EXHIBITS

     The following financial statements, together with the report of Arthur Andersen, Independent Accountants, are filed as part of this annual report:

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Financial Statements
     Report of Arthur Andersen, Independent Accountants       F-1

     Consolidated Statements of Income for the years
     ended December 31, 2000,1999 and 1998                    F-3

     Consolidated Balance Sheets as of
     December 31, 2000 and 1999                               F-4

     Consolidated Statements of Cash Flows for the
     years ended December 31, 2000, 1999 and 1998             F-6

     Notes to Consolidated Financial Statements               F-7

      ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES

ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1999 AND 2000
TOGETHER WITH AUDITORS' REPORT

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To
ENTERPRISES SHIPHOLDING CORPORATION:


We have audited the accompanying consolidated balance sheets of ENTERPRISES SHIPHOLDING CORPORATION, a Liberian company, and Subsidiaries (the Company), as of December 31, 1999 and 2000, and the related consolidated statements of income (loss), shareholders equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as discussed in the following paragraph, we conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in Note 6, several of the Companys reefer vessels continue to remain idle for a prolonged period of time due to the presently prevailing depressed market conditions. In addition the Company sold certain of its vessels during 1999 and 2000 at prices significantly below their net book values and the related losses have been recognized in the accompanying financial statements. Furthermore, as explained in Notes 5 and 6, the Company, subsequent to December 31, 2000, has signed agreements for the sale of four additional vessels (of which two are under construction) upon the sale of which the Company will realize an estimated aggregate loss of approximately U.S. $ 31 million, which has not been reflected in the accompanying financial statements. These factors indicate that under the present market conditions, the carrying amount of the Companys vessels at December 31, 2000, are stated in excess of their recoverable amounts. The Management of the Company was unable to perform a review of the estimated recoverable amounts for each of the Companys vessels, as of December 31, 2000 as compared to their carrying amounts shown in the accompanying financial statements as required by SFAS 121 Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of as it could not reliably estimate future cash flows for its vessels.

In our opinion, except for the effect of such adjustment to reflect the impairment of those vessels under signed contracts for sale in 2001, and such additional adjustments, if any, as might have been disclosed had the Management of the Company performed a review of the estimated recoverable amounts for each of the Companys vessels, as of December 31, 2000 as compared to their carrying amounts shown in the accompanying financial statements, the financial statements referred to above present fairly, in all material respects, the financial position of ENTERPRISES SHIPHOLDING CORPORATION and its Subsidiaries as of December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with United States generally accepted accounting principles.



/s/ Arthur Andersen
------------------------
    Arthur Andersen


Athens, Greece,
March 26, 2001

ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
(Expressed in thousands of U.S Dollars - except per share data)

                                       1998             1999          2000
                                     __________      _________     _________

REVENUE FROM VESSELS, net              $71,440         $51,590       $43,880
(Notes 1, 2m and 2p)

VOYAGE AND RUNNING EXPENSES            (26,805)       (25,058)      (23,659)
(Notes 2j, 2m, 2n and 2p)

     Gross profit                        44,635         26,532        20,221
                                         ------         ------        ------

DEPRECIATION AND AMORTIZATION          (14,811)       (14,455)      (17,857)
(Notes 2h, 2k, 2p, 6 and 7)

GENERAL AND ADMINISTRATIVE EXPENSES     (5,273)        (5,218)       (4,975)
                                        -------        -------       -------
(Notes 1, 2p, 3 and 13)

LOSS ON SALE OF VESSELS (Note 16)             -        (1,249)             -
LOSS ON SALE OF NEW-BUILDINGS                 -              -       (4,224)
(Notes 1, 5 and 17)

     Operating income (loss)             24,551          5,610       (6,835)
                                         ------          -----       -------

OTHER INCOME (EXPENSES):
     Interest and finance costs, net
     (Notes 7, 10, 11 and 14)           (9,633)       (10,516)      (16,590)
     Foreign currency gains (losses)
     (Note 2c)                             (69)            119            60
     Litigation loss (Note 8)                 -        (6,300)             -
     Other, net (Note 15)                   776          1,392         2,742
                                          -----          -----         -----

Total other income (expenses), net      (8,926)       (15,305)      (13,788)
                                        =======       ========      ========

Net Income (loss)                       $15,625       $(9,695)     $(20,623)

Earnings (losses) per share (Note 2o)     $0.16        $(0.10)       $(0.21)
                                        =======        =======       =======

Weighted average number of shares   100,000,000   100,000,000    100,000,000
                                    ===========   ============   ===========

ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
FOR THE YEARS ENDED DECEMBER 31, 1999
(Expressed in thousands of U.S Dollars)

                                              1999         2000
                                              ----         ----

CURRENT ASSETS:
Cash and cash equivalents(Note 2d)          $14,011      $5,070
                                            --------     ------

Accounts receivable-
  Trade (Note 2e)                                916      1,419
  Insurance claims (Note 2f)                     492         91
  Other                                           83        134
                                              1,491       1,644
                                              ------      -----
Inventories (Note 2g)                         2,299       3,018
Prepayments and other (Note 4)                   395        391

   Total current assets                       18,196     10,123

FIXED ASSETS:

Advances for vessels under
construction (Notes 1, 5, 6 and 17)           45,670     19,339
                                              ------     ------

Vessels' cost (Notes 2h, 2i, 6, 10,11,
16 and 20)                                   249,181    320,411
Accumulated depreciation (Notes 2h and
6)                                          (77,988)   (95,375)
                                            --------   --------

Net book value                               171,193    225,036

Total fixed assets                           216,863    244,375
                                             -------    -------

DEFERRED CHARGES, net (Notes 2k
and 7)                                         4,636      4,210
                                               -----      -----

Total assets                                $239,695   $258,708
                                            ========   ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Current portion of long-term debt
(Note 11)                                        $-      $2,650
                                              ------     ------

Accounts payable-
  Trade                                        3,963      3,067
  Due to a related company (Note 3)              643        421
  Master accounts                                575        501
                                               -----      -----
                                               5,181      3,989
                                               -----      -----

Due to management company (Notes 1
and 3)                                           353         12
Unearned revenue (Note 2m)                      493         369
Accrued interest and finance charges           2,589      2,619
Claim payable (Note 8)                         6,300      5,850
Other accrued liabilities (Notes 2l,
2m and 9)                                        458        176
                                                 ---        ---

   Total current liabilities                  15,374     15,665
                                              ------     ------

LONG-TERM DEBT

Senior Notes Payable (Note 10)               175,000    175,000
Long-term, bank loans, net of current
portion (Note 11)                                  -     36,025
                                            --------     ------
                                            175,000     211,025
                                            --------    -------

CONTINGENCIES (Note 12)

SHAREHOLDERS' EQUITY:
Share capital, nominal value $0.01
each (100,000,000 shares authorised,
issued and outstanding at December 31,
1999 and 2000)                                 1,000      1,000
Retained earnings                             48,321     31,018
                                              ------     ------

  Total shareholders' equity                  49,321     32,018
                                              ------     ------

  Total liabilities and
shareholders' equity                       $239,695    $258,708
                                           =========   ========

ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
(Expressed in thousands of U.S Dollars)

                                                          1998        1999            2000
                                                        ________     _______        _______

Cash Flows From Operating Activities:
   Net income (loss)                                  $  15,625    $ (9,695)    $  (20,623)
   Adjustments to reconcile net income to net cash
   provided by operating activities-
     Depreciation                                        13,987       13,675         17,387
     Amortization of deferred charges                     1,234       1,234             930
     Interest expense (net of capitalised interest)      11,903      12,108         16,896
     Litigation loss                                          -       6,300            -
     Loss from sale of vessels                                -       1,249           4,224
     Gain from sale of marketable securities                  -        (973)           -
   (Increase) Decrease in:
     Accounts receivable                                 (2,484)      2,021            (153
     Inventories                                           (276)       (430)          (719)
     Prepayments and other                                  377        (166)              4
   Increase (Decrease) in:
     Accounts payable                                       210         362         (1,192)
     Due to management company                             (237)        (56)          (341)
     Unearned revenue                                      (900)       (663)          (124)
     Claim payable                                            -          -            (450)
     Other accrued liabilities                             (526)       (190)          (282)
   Interest paid (net of capitalised interest)           (9,425)    (12,108)       (16,866)
                                                       _________   _________      _________
Net cash provided by (used in) operating activities      29,488      12,668         (1,309)
                                                       _________   _________      _________

Cash Flows from investing activities:
   Purchase of marketable securities                    (23,235)        -               -
   Sale of marketable securities                              -      25,099             -
   Advances for vessels under
     construction/reconstruction                        (42,914)    (44,820)       (60,502)
   Proceeds from sale of vessels
     and newbuildings, net                                    -       2,566         11,500
   Payments for drydocking and special survey costs        (326)       (556)          (464)
                                                        ________    ________      _________
Net cash provided by (used in) investing activities     (66,475)    (17,711)       (49,466)
                                                       _________    ________      _________

Cash Flows from financing activities:
   Proceeds from long-term debt, Senior Notes           175,000         -               -
   Proceeds from long-term debt, banks                        -         -           40,000
   Proceeds from shareholders, net of withdrawals          (237)        -               -
   Payments and repayment of long-term debt, banks      (64,844)        -           (1,325)
   Payments and repayment of long-term debt,
     related party                                      (47,133)        -               -
   Notes issuance and distribution expenses              (4,535)        -               -
   Payments of deferred financing fees                        -        (300)          (161)
   Refund (payments) of dividends                             -      (7,500)         3,320
                                                         _______     _______        _______
Net cash provided by (used in) financing activities      58,251      (7,800)        41,834
                                                         _______     _______       ________
Net increase (decrease) in cash and cash equivalents     21,264     (12,843)        (8,941)
Cash and Cash Equivalents, beginning of year              5,590      26,854         14,011
                                                        ________    ________       ________
Cash and Cash Equivalents, end of year                $  26,854   $  14,011       $  5,070
                                                       =========   =========      =========

ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 2000
(Expressed in thousands of U.S. Dollars except per share data unless otherwise stated


1.  Basis of Presentation and General Information:

    The accompanying consolidated financial statements include the accounts of Enterprises Shipholding Corporation, (the Holding Company) incorporated under the laws of Liberia in November 1995, and its wholly owned subsidiaries (the Company). Through 1997, the Company consisted of individual ship-owning corporations. Since October 1997, the Holding Company owns, through its newly established wholly owned holding subsidiaries, the total shares of the then individual ship-owning corporations (Appendix I).

    Following the above changes in shareholding, the accounts of the Holding Company were restated to reflect the consolidation of all companies for all periods presented following pooling of interest accounting.

    On November 20, 1998 the Holding Company acquired, from a related party (controlled by member of the Company's officers and directors family) the total of the issued and outstanding shares of seven holding companies, all registered under the laws of Liberia, which in their turn, own the total of the issued and outstanding shares of seven owning companies (Appendix II). The only activity of these companies from their incorporation to November 20, 1998 was the conclusion of shipbuilding contracts (Note 5) for seven new vessels (one vessel for each company) and to make advances to the shipyards involved. The shares were acquired for a consideration of approximately $ 36,600 representing the total costs incurred by November 20, 1998 in relation with the shipbuilding contracts mentioned above. Thus the accompanying 1999 and 2000 consolidated financial statements include also the financial statements of the companies mentioned above.

    On May 30, 2000 the Holding Company sold to a related party (controlled by a member of the Company's officers and directors family) for cash, the total of the issued and outstanding shares of two of the seven holding companies, mentioned above. The only activity of the owning companies, owned by these companies, from their incorporation to May 30, 2000 was the conclusion of the shipbuilding contracts mentioned above and to make advances to the shipyard. The shares were sold for a consideration of $ 11,500. The buyer will assume the remaining balance owing to the builder in the aggregate amount of approximately $ 45,750, to be paid over the course of the construction contracts. From the sale of these two subsidiaries the Company realized a loss of $ 4,224 (Note 17).

    All vessels operations are managed by Enterprises Shipping and Trading S.A. (the Manager), a related, through common ownership, Liberian corporation formed on June 7, 1991. The Manager, which is not included in the accompanying consolidated financial statements, has an office in Greece, established under the provisions of Law 89 of 1967, as amended. The Manager provides the Company's vessels a wide range of shipping services, pursuant to the existing management agreements, such services include technical support and maintenance, supervision of new buildings, insurance consulting, chartering, financial and accounting services, all provided at a fixed fee per vessel (Note 3).

    Of gross revenues in 1998, 1999 and 2000 $ 60,564 (85%), $
    37,120 (73%) and $ 29,839 (68%) respectively, were derived from agreements concluded with five charterers in 1998 (11%, 12%, 18%, 20% and 24%), with five charterers in 1999 (12%,
    12%, 13%, 16% and 20%) and with three charterers in 2000 (38%, 20% and 10%) respectively.

2.  Summary of Significant Accounting Policies:

    (a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles and include for each of the years presented the accounts of the Holding Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

         As of December 31, 2000, twenty-one of the ship-owning companies listed in Appendix I, and the five companies listed in Appendix II, were incorporated in Liberia, while five of the ship-owning companies listed in Appendix I, were incorporated in Cayman Islands. Also, twenty of the vessels were flying the Bahamas flag and four the Cayman Islands flag.

    (b) Use of Estimates: The preparation of consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (c) Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Companys vessels operate in international shipping markets which utilize the U.S. dollar as the functional currency. The Companys books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are adjusted to reflect the current exchange rates. Resulting gains or losses resulting from foreign currency remeasurement are reflected separately in the accompanying consolidated statements of income (loss). Year-end translation losses or gains were insignificant.

    (d) Cash and Cash Equivalents: For purposes of the consolidated statements of cash flows, the Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents.

    (e) Accounts Receivable Trade: The amount shown as accounts receivable - trade, at the balance sheet dates, includes estimated recoveries from charterers for hire, freight and demurrage billings.

    (f) Insurance Claims: Insurance claims consist of claims submitted and/or claims being in the process of compilation or submission (claims pending). They are recorded on the accrual basis and represent the claimable expenses, net of deductibles, incurred through December 31 of each year, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims (if any) into current and non-current assets is based on managements expectations as to their collection dates.

    (g) Inventories: Inventories are stated at the lower of first-in, first-out cost or market.

    The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                         1999            2000
                       ______          ______

    Bunkers             1,228           2,002
    Lubricants            633             676
    Victualling           156             136
    Spares ashore         169             106
    Paints                113              98
                       ______          ______
        Total           2,299           3,018
                      =-=====          ======


    (h) Vessels and Related Depreciation: Vessels are stated at cost, which consists of the contract price and any material expense incurred upon acquisition (initial repairs, improvements and delivery expenses) plus any interest incurred during the construction period. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessel; otherwise, they are charged to income as incurred. Depreciation is computed using the straight-line method over the estimated useful life of the vessels (twenty-five years). In computing vessels depreciation, the estimated salvage value of the vessel (one hundred and eighty U.S. Dollars per LWT ton) is also taken into consideration.

    (i) Impairment of long-lived Assets: The U.S. Financial Accounting Standards Board issued SFAS 121 Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of, requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized, when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset. The Management of the Company has not performed a review of the estimated recoverable amounts for each of the Companys vessels, as of December 31, 2000 as compared to their carrying amounts shown in the accompanying financial statements, since, as further discussed in
         Note 6, below, several of the Companys reefer vessels were remaining idle for a prolonged period of time, due to the presently prevailing severely depressed market conditions. Accordingly, the management of the Company could not reliably estimate future cash flows for its vessels.

    (j) Accounting for Special Survey: The vessels special survey, which is required to be completed every four to five years, is performed on a continuous basis and due to the large size of the fleet the related costs are expensed as incurred without material effect on the annual operating results. Such costs are included together with repairs and maintenance in voyage and running expenses in the accompanying consolidated statements of income (loss).

    (k) Deferred Charges: Deferred charges include (a) the dry-docking costs of the vessels, which are carried out approximately every two and a half years, and coincide with the validity of the related certificates issued by the Classification Societes. Such costs are deferred and are amortized through the next dry-docking period. Unamortized dry-docking costs of vessels sold are written-off to income in the year of the vessels sale
         (b) the expenses in connection with the issuance and distribution of the Senior Notes referred to in Note 10, including underwriting commissions. Such costs were capitalized and are amortized on a straight-line basis over the term of the Notes and (c) the financing fees and legal costs incurred for obtaining new loans or refinancing existing ones. Such costs are deferred and amortized over the loans repayment period. Costs relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made.

    (l) Accounting for P&I Back Calls: The Companys protection and indemnity (P&I) insurance is issued subject to additional premiums referred to as back calls or supplemental calls. Provision has been made, for such estimated future calls which is included in accrued liabilities in the accompanying consolidated balance sheets.

    (m) Accounting for Revenue and Expenses: Freight and hire revenues, net, of related voyage expenses, are recorded on a pro rata basis over the period of the voyage or time charters. Vessel operating expenses are accounted for on the accrual basis. Unearned revenue represents revenue applicable to periods after December 31 of each year. Voyage expenses, which are included together with running expenses in the accompanying consolidated statements of income, totaled, for the years ended December 31, 1998, 1999 and 2000, $ 2,689 $ 3,708 and $
         6,392 respectively.

    (n) Repairs and maintenance: All recurring repair and maintenance expenses including major overhauling, special survey and underwater inspection expenses are charged against income in the year incurred. Such costs, which are included in voyage and running expenses in the accompanying consolidated statements of income (loss), for the years ended December 31, 1998, 1999 and 2000 totaled $ 1,587 $ 1,863 and $ $ 794 respectively.

    (o) Earnings (losses) per Share: Basic earnings (losses) per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. Diluted income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. There were no dilative securities outstanding during the years presented.

    (p) Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such type of charter.

         Although revenue can be identified for these types of charters, management can not and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined, based on the type of ship owned, that it operates under two reportable segments, the reefer vessels business and the container vessels business.

    Operating results for 1999 and 2000 by segment have as
    follows (the Company did not operate any container vessels in
    1998):
                                           1999
                         ___________________________________________
                             Holding     Reefer  Container       Total
                             Company    Vessels    Vessels     Company
                            ________  _________   ________   ________

    Revenue, net                  -     51,318         272     51,590
    Voyage expenses               -     (3,708)            -   (3,708)
    Running expenses              -    (20,970)      (380)    (21,350)
    Depreciation and amortization (13,925) (530) (14,455) General and administrative
      expenses                 (992)    (3,969)      (257)     (5,218)
                            ________   ________   ________   _________
      Operating income (loss)  (992)      8,746      (895)       6,859
                            ========   ========   ========   =========

                                           2000
                         ___________________________________________


    Revenue, net                  -     30,178     13,702      43,880
    Voyage expenses               -     (6,392)           -    (6,392)
    Running expenses              -    (14,177)    (3,090)    (17,267)
    Depreciation and amortization (13,265) (4,592) (17,857) General and administrative
      expenses               (1,232)    (2,983)      (760)     (4,975)
                            ________   ________   ________    ________
     Operating income (loss) (1,232)    (6,639)      5,260     (2,611)
                           =========  =========  =========    ========
    (q) Collective Bargaining Agreements: Substantially all ship crewmembers and shore-based personnel are subject to collective bargaining agreements. Substantially all employees are subject to such agreements that are renewable every year; however, a continuation of acceptable labor relationships is expected.

    (r) Recently Issued Accounting Standards: In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. It also requires that changes in the derivatives fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivatives gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities amended the accounting and recording standards of SFAS No. 133 for certain derivative instruments and certain hedging activities as indicated below.

         SFAS No. 133, as amended by (a) SFAS No. 137 Accounting for Derivative Instruments and Hedging Activities Deferral as of the effective date of FASB Statement No. 133 and (b) SFAS 138, is effective for fiscal years beginning after June 15, 2000 and cannot be applied retroactively. The Company has not yet quantified the impacts of adopting SFAS No. 133 on its financial statements and has not determined the timing or method of adoption of SFAS No. 133.

         The management does not expect that the adoption of SFAS
         133 as amended will have a significant effect to the financial statements of the Company.

3.  Transactions with Related Parties:

    (a) Ship repair services: The Company receives charges for ship repairs from a non-consolidated related, through common ownership, company owning and operating a shipyard in Perama, Greece. Such amounts, which are included in cost of vessels, voyage and running expenses and deferred charges totaled $ 5,375 $ 522 and $ 4,123 for the years ended December 31, 1998, 1999 and 2000, respectively.

         The charges for 1998 relate primarily to the reconstruction of the vessel Bolivar, which in 1997 experienced an engine room fire that caused serious damage to the vessel and was subsequently declared by the insurers as a Constructive Total Loss (CTL). During 1997, the Company collected the insurance proceeds and purchased back the wreck from the insurers and in 1998 completed the reconstruction of the vessel.

    (b) Management fees: During the years ended December 31, 1998, 1999 and 2000, the Manager (Note 1) in the aggregate charged the consolidated ship owning companies with management fees of $ 4,425, $ 3,979 and $ 3,507, respectively. Such fees are included in general and administrative expenses in the accompanying consolidated statements of income (loss).

4.  Prepayments and Other:
    The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                           1999       2000
                                          _____     ______

    Hull and machinery insurance premiums   102        198
    Protection and indemnity insurance,
      advance calls                         250         98
    Other                                    43         95
                                          _____     ______
                               Total        395        391
                                          =====      =====

    Advances for Vessels Under Construction:

    Advances for vessels under construction, in the accompanying balance sheets, represent advances to the shipyard, capitalized interest and other related costs for the construction of four container vessels and two reefer/container vessels (in 1999) and two reefer/container vessels (in 2000).

    During 1999, the shipyard delivered to the Company the container vessel Panthermax (ex Hull # 733) and during 2000 delivered the container vessels Ocelotmax (ex Hull # 735) and Lionmax (ex Hull #
734). The total construction cost of each of the three vessels amounted to $ 35,742, $ 35,411 and $ 35,819, respectively of which $ 3,514, for all three of the vessels, concerns interest capitalized in accordance with the accounting policy discussed in Note 2(h) above (Note 6). Due to the delayed deliveries of the vessels the shipyard paid to the Company liquidated damages of $ 1,050 in 1999 and $ 2,170 in 2000, which are included in other, net, in the accompanying 1999 and 2000 consolidated statements of income (loss), respectively (Note
15), on the basis that such damages were intended to compensate the Company for lost earnings, based on charters that would have been in place by the date of the scheduled contract deliveries.

    Portion of the construction cost of the two vessels delivered during 2000, was financed through the proceeds of two long-term bank loans of $ 20,000 each as further discussed in Note 11,

    Subsequent to year-end, on February 23, 2001, the Company signed a sale and purchase agreement for the sale to third parties of the last two companies with the last two new-building reefer/container vessels for a consideration of approximately $ 6 million. Accordingly the Company will realize a loss of approximately $ 13 million, which has not been reflected in the accompanying consolidated financial statements.

6.  Vessels:

    The cost of vessels, at December 31, 1999 and 2000, is analyzed as follows:

                                1999                           2000
                    _____________________________  ___________________________
                        Number                        Number
                      of vessels  DWT      Cost     of vessels DWT      Cost
                      __________ _____    ______    ______________    ________
    Beginning of year:    26    231,350   224,929       22   249,780   249,181
      Acquisitions         1    30,703    35,742         2   61,406     71,230
      Disposals (Note 16) (5)  (12,273)  (11,490)        -      -            -
                        _______ _______   _______     _____________  ________
    End of year:          22    249,780   249,181       24   311,186    320,41
                       ======== =======   =======      ===== =======  =======1

    Accumulated Depreciation             (77,988)                     (95,375)
                                         ________                     ________

    Net book value                        171,193                      225,036
    Advances for vessels under
    Construction (Note 5)                 45,670                        19,339
                                          _______                    _________

                         Total            216,863                      244,375
                                         ========                     ========

    All vessels underwent the certification process and received
    ISM (International Safety Management) Certification within
    1998.

    Cost of vessels at December 31, 1999 and 2000 includes $ 13,435 and $ 18,428, respectively of amounts capitalized in accordance with the accounting policy discussed in Note 2(h) above of which $ 1,060 and $ 3,514 respectively concern capitalized interest.

    Vessel depreciation expense for 1998, 1999 and 2000, totaled
    $ 13,987, $ 13,675 and $17,387 respectively, and is included in depreciation and amortization in the accompanying consolidated statements of income (loss).

    On February 23, 2001, the Company signed an agreement for the sale to third parties of the vessels Pierre Doux and Louis Pasteur for a consideration of approximately $ 18 million. Accordingly the Company will realize a loss of approximately $ 18 million, which has not been reflected in the accompanying consolidated financial statements.

    As of the report date, seven of the vessels were operating under various time charter agreements expiring at various dates between May 2001 and February 2002. Six vessels were operating under various voyage-charter agreements with estimated completion dates between April 2001 and June 2001. Furthermore two vessels (with net book value of $ 1,447 and DWT 12,846) were laid up from January 1, 1999 through the present; two vessels (with net book value of $ 8,706 and DWT 20,766) were laid up from January 1, 2000 through the present; three vessels (with net book value of $ 11,070 and DWT 27,137) were laid up from approximately the middle of the second quarter of 2000 through the present; and a further four were laid up awaiting orders.

7.  Deferred Charges:

    The amounts included in the accompanying consolidated balance sheets are analyzed as follows:

                                                Financing
                                                      and    Senior
                                            Dry-    Legal     Notes
                                         docking     Fees  Expenses      Total
                                       _________  _______  ________    _______
Unamortized balance, December 31, 1997     1,274      113         -      1,387
    Additions                                326        -     4,535      4,861
    Amortization for the year              (824)        -     (297)    (1,121)
 Unamortized balance, December 31, 1998      776        -     4,238      5,014
    Additions                                556      300         -        856
 Unamortized balance, December 31, 1999      552      300     3,784      4,636
    Additions                                464      161         -        625
    Amortization for the year              (470)     (12)     (448)      (930)
    Write off due to sale of new buildings


    Amortization of dry-docking costs together with any write-offs during the years is included in depreciation and amortization in the accompanying consolidated statements of income (loss), while amortization of financing and legal fees and Senior Notes expenses is included in interest and finance expenses, net in the accompanying consolidated statements of income (loss).

8.  Claim Payable:

    The amount included in the accompanying consolidated balance sheets represents a payable to the Companys Protection and Indemnity (P&I Club). In September 1999 the Company lost in arbitration a dispute, with a major banana company (plaintiff), dating back to 1996. The claim was fully covered by the P&I Club. However the decision of the arbitration, over and above the cargo claim, awarded also consequential damages to the plaintiff, which are not covered by the P&I Club. The latter requested from the Company the reimbursement of this amount. During 2000, the Company paid an amount of $ 450 to the P&I Club. The Company is presently negotiating with the P&I Club the repayment of the remaining amount in installments over a period of five years and until such negotiations are finalized the entire amount has been classified as a current liability.

9.  Other Accrued Liabilities:

    The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

                               1999          2000
                              _____         _____

    P&I back calls (Note 2l)    271           155
    Running expenses             19            16
    Voyage expenses             163             5
    Other                         5             -
                             ______       _______
               Total            458           176
                            =======       =======



10. Senior Notes Payable:

    The Company in April 1998 issued Senior Notes (Notes) at an aggregate face amount of U.S. $ 175,000 with maturity date on May 1, 2008. The Notes bear interest at a rate of 8 7/8 % per annum, payable semi-annually on each May 1, and November 1, commencing November 1, 1998.

    The Notes are senior obligations of the Company ranking senior in right of payment to all future subordinated indebtedness of the Company and pari passu with all future senior unsecured indebtedness of the Company. The Notes will be effectively subordinated to all future senior secured indebtedness of the Company and to any secured indebtedness of the Companys subsidiaries to the extent of the value of the assets securing such indebtedness. Of the net proceeds of the Offering, $ 108,852 were used to settle the ship-owning companies debt to the banks and to the related party, as illustrated below, through Bayerische Finanz Schiffarts A.G. (a wholly owned consolidated subsidiary of the Holding Company). This transaction was originally secured by a mortgage on the vessels in favor of Bayerische Finanz Schiffarts A.G., which subsequent to year-end, during January 2001, was lifted. All of the issued and outstanding shares of Bayerische Finanz Schiffarts A.G. are pledged for the benefit of the holders of the Notes. Subsequent to year-end, during January 2001 the mortgage on the vessels in favor of Bayerische Finanz Schiffarts A.G. was lifted.

    The Indenture will permit the Company and its subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations.

    The Notes are guaranteed (the Guarantees) on a senior basis by each of the Companys existing and future subsidiaries (collectively, the Guarantors). The Guarantees will rank senior in right of payment to all future subordinated indebtedness of the Guarantors, and pari passu with all future senior unsecured indebtedness of the Guarantors. The Guarantees will be effectively subordinated to any future senior secured indebtedness of the Guarantors to the extent of the value of the assets securing such indebtedness.

    Upon the occurrence of a change of control (change in beneficial owners in excess of 50% of voting stock), the Company will be required to make an offer to purchase all of the outstanding Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase.

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

    The proceeds of $ 175 million were used to repay outstanding debt (as follows) and for general corporate purposes:

    Loan to Bayerische Finanz Schiffarts A.G., ultimately used for settlement of vessels:

       Bank debt                                           61,719
       Rekated party loan facility                         47,133
                                                         ________
                                                          108,852
                                                            4,535
                                                         ________
                                   Total                  113,387
                                                        =========


    Interest expense for the period from April 27 to December 31, 1998 and for the years ended December 31, 1999 and 2000, totaled $ 10,527, 12,108 and $ 14,659, respectively and is included in interest and finance expenses, net in the accompanying consolidated statements of income (loss). The 1999 and 2000 amounts are net of $ 3,423 and $ 872, respectively of interest capitalized and included in vessels cost ($ 1,060 and $ 3,514, respectively) and advances for vessels under construction ($ 2,363 and $ 781, respectively) in the accompanying 1999 and 2000 consolidated balance sheets.

11. Long-term Bank Debt:

    Long-term bank debt at December 31, 2000 is analyzed as follows:

             Borrower(s)                                 Amount
        ____________________                           __________

    (a)  Ocelot Marine enterprises Ltd.                    19,300
    (b)  Lion Marine enterprises Ltd.                      19,375
                                                          _______
         Total                                             38,675
         Less-current portion                             (2,650)
                                                          _______
         Long-term portion                                 36,025
                                                         ========

    (a) Loan: Balance of U.S. Dollar loan (original amount $ 20,000) obtained in February 24, 2000 to partially finance the acquisition cost of the vessel Ocelotmax. The balance at December 31, 2000 is repayable in twenty-three equal semi-annual installments of $ 700 each from February 2001 through February 2012 and a balloon installment of $ 3,200 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rate, including the spread, at December 31, 2000 was 7.25%.

    (b) Loan: Balance of U.S. Dollar loan (original amount $ 20,000) obtained in April 25, 2000 to partially finance the acquisition cost of the vessel Lionmax. The balance at December 31, 2000 is repayable in thirty equal quarterly installments of $ 312.5 each from January 2001 through April 2008 and a balloon installment of $ 10,000 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rate, including the spread, at December 31, 2000 was 7.13%.

    The range of the average interest rates of the above loans during the year ended December 31, 2000 was from 7.14% to
    7.29%

    Bank loan interest expense for the year ended December 31, 2000 amounted to $ 2,237 and is included in interest and finance costs, net in the accompanying 2000 consolidated statement of income (loss).

    The loans are secured as follows:

    - First priority mortgages over the vessels Ocelotmax and Lionmax;

    - Assignments of earnings and insurance of the mortgaged vessels;

    -    Corporate guarantee of the Manager.

    The loan agreements among others include covenants, subject to the terms of the indenture mentioned in Note 10 above, requiring the borrowers to obtain the lenders prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends (as defined in the related agreements), pay stockholders loans, sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the borrowers to maintain a minimum hull value in connection with the vessels outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances.

12. Contingencies:

    Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Companys vessels. Currently, management is not aware of any such contingent liabilities which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.

    The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $ 1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and indemnity (P&I) Club insurance.

13. General and Administrative Expenses:

    The amounts in the accompanying consolidated statements of income (loss) are analyzed as follows:

                                1998       1999       2000
                               -----      -----      -----
    Management fees (Note 3)   4,425      3,979      3,507
    Directors remuneration       233        720        820
    Office expenses              615        519        648
                              ------      -----      -----
                  Total        5,273      5,218      4,975
                              ======     ======     ======

14. Interest and Finance Costs, Net:

    The amounts in the accompanying consolidated statements of income
(loss) are analyzed as follows:

                                           1998       1999        2000
                                          -----      -----       -----

    Interest on long-term
      debt, Senior Notes                 10,527     12,108      14,659

    Interest on long-term
      debt, Banks                         1,376          -       2,237

    Interest income                     (2,794)    (2,117)       (831)

    Amortization of financing fees          410        454         460

    Other                                   114         71          66
                                        -------    -------     -------
                           Total          9,633     10,516      16,590
                                        =======    =======     =======
15. Other, Net:

    Other, net in the accompanying consolidated statements of income is analyzed as follows:

                                           1998       1999        2000
                                         ------     ------      ------

    Liquidated damages (Note 5)               -      1,050       2,170
    Insurance claims recoveries
      in excess of original estimates       428        185           -
    P&I insurance back calls                 18          -           -
    Other                                   330        157         572
                                         ------     ------      ------
                              Total         776      1,392       2,742
                                         ======     ======      ======

16. Loss on Sale of Vessels:

    During the first quarter of 1999 the vessel Margarita was scrapped. During the second quarter of 1999 the vessels Mimoza, Myrtia and Spartian were also scrapped while vessel Azalea was sold. The Company realized a loss of $ 1,249, in the aggregate, which is included in the accompanying 1999 consolidated statement of income (loss), as analyzed below:
                                                   Amount
                                                   ________

    Sale proceeds
      Selling price                                   2,886
      Less:  Other sale expenses                      (320)
                                                   ________
                                                      2,566
    Vessels' net book value at the date of sale     (3,815)
                                                   ________
                                       Net loss     (1,249)
                                                   ========

17. Loss on Sale of New-buildings:

    In connection with the sale of the shares of the companies discussed in Note 1, during May 2000, the Company realized a loss of $ 4,224, which is included in the accompanying 2000 consolidated statement of income (loss), as analyzed below:

                                                   Amount
                                                   _______

    Sale proceeds                                    11,500
    Sum of advances and capitalized
    supervision costs for the new
    buildings, at the date of sale                 (15,603)
    Deferred charges, written-off (Note 7)            (121)
                                              _____________
                                       Net loss     (4,224)
                                                ===========

18. Income Taxes:

    Liberia, British Virgin Islands, Cayman Islands and the Bahamas, the countries of the companies incorporation and registration of the vessels, do not impose a tax on international shipping income but only certain minor, registration taxes which have been included in general and administrative expenses in the accompanying consolidated statements of income (loss). Additionally, the Manager as an offshore company established in Greece, under Laws 89/67 and 378/68, is exempt from income taxes in Greece (Note 1). Certain revenue earned by the Company is considered as attributable to U.S. sources. Management of the Company is of the opinion that such revenue is exempt from U.S. taxation under applicable provisions of the Internal Revenue Code (the Code) although sections of the Code are not clear in all respects.

19. Fair Value of Financial Instruments:

    The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of Senior Notes payable, long-term bank loans and trade accounts payable due to suppliers.

    (a) Interest rate risk: The Companys interest rates on Senior Notes and long-term loans are described in Notes
         10 and 11.

    (b) Credit risk: The credit risk is minimized since accounts receivable are due from various charterers and are presented net of relevant provision for uncollectible amounts, whenever required.

    (c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities approximate their respective fair values due to the short maturities of these instruments. The fair values of long-term bank loans approximate the recorded values, generally due to their variable interest rates. The carrying amount and fair value of the Senior Notes payable at December 31 of each year are as follows:

                               1999             2000
                             __________        ___________

                         Carrying   Fair   Carrying     Fair
                          Amount    Value    Amount     Value
                        _________ _______  ________    ______
    Senior Notes payable  175,000  98,000   175,000    71,750

ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES

APPENDIX I

SHIPOWNING COMPANIES

                                                                    Year   Year     Year
Company name                             Vessel name        DWT     built  acquired sold
                                         ____________     _____     _____  _______  _____
1.  Seahope Shipping Corporation (Note 16)  Azalea        7,270     1969   1984    1999
2.  Starline Marine Ltd.                    Cuenca       10,679     1981   1989      -
3.  Skyleader Maritime Inc.(Note 3)         Bolivar      10,679     1981   1998      -
4.  Spartan Marine Ltd.                     Scamper      12,475     1980   1990      -
5.  Margarita Shipping S.A. (Note 16)       Margarita     6,111     1972   1990    1999
6.  Myrtia Marine S.A. (Note 16)            Myrtia        6,111     1973   1991    1999
7.  Mimoza Marine S.A. (Note 16)            Mimoza        6,111     1973   1991    1999
8.  Hector Maritime S.A.                    Hectoras      8,470     1983   1991      -
9.  Skater Shipping S.A.                    Skater       12,545     1982   1991      -
10. Sprinter Shipping S.A.                  Sprinter     12,475     1979   1991      -
11. Skier Shipping S.A.                     Skier        12,475     1981   1991      -
12. Helvetia Maritime S.A.                  Helvetia      9,399     1983   1993      -
13. Hercules Shipping S.A.                  Hercules      9,387     1983   1993      -
14. Bretagne Maritime S.A.                  Bretagne     10,168     1985   1993      -
15. Brest Maritime S.A.                     Brest        10,168     1985   1993      -
16. Nant Maritime S.A.                      Dorian        6,371     1983   1994      -
17. Blue Sea Marine S.A.                    Ionian        6,413     1984   1994      -
18. Elpida Reefers Ltd.                     Queen        10,598     1980   1995      -
19. Caspian Marine Enterprises S.A.         King         10,598     1980   1995      -
20. Searain Shipping Corporation (Note 16)  Spartian      6,111     1978   1995    1999
21. Lorient Maritime S.A.                   Pierre Doux   9,357     1996   1996      -
22. Quimper Maritime S.A.                   Louis Pasteur 9,357     1996   1996      -
23. Aeolian Shipping S.A.                   Aeolian       6,352     1983   1996      -
24. Hellenic Shipping S.A.                  Hellas        8,824     1982   1996      -
25. Sirius  Maritime Corporation            Cartagena     6,423     1977   1997      -
26. Aquarius Marine Limited                 Santa Marta   6,423     1978   1997      -

ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES


APPENDIX II

SHIPOWNING COMPANIES

                                                                  Year    Year
         Company name                   Vessel name      DWT      built   sold
         _____________                 ____________      ___      _____  _____

1. Panther Marine Enterprises Limited   Panthermax     30,703     1999      -
2. Lion Marine Enterprises Limited        Lionmax      30,703     2000      -
3. Ocelot Marine Enterprises Limited     Ocelotmax     30,703     2000      -
4. Jaguar Marine S.A. (Note 17)          Hull 736under construction       2000
5. Puma Marine S.A. (Note 17)            Hull 760under construction       2000
6. Leopard Marine Limited                Hull 730under construction         -
7. Tiger Maritime S.A.                   Hull 729under construction         -

                        INDEX TO EXHIBITS


Item 19, Exhibits

  Number                Description of Exhibit
________    ___________________________________________________

 3.3        _____   Articles of Incorporation of Enterprises
                    Management Services S.A. (incorporated by reference to Exhibit 3.3 in Registration
                    Statement No 333-09028, as amended, filed
                    June 26, 1998)

 3.4        _____   By-laws of Enterprises Management
                    Services S.A. (incorporated by reference to Exhibit 3.4 in Registration Statement No 333-
                    09028, as amended, filed June 26, 1998)

 3.67       _____   Articles of Incorporation of Aeolian
                    Shipping S.A. (incorporated by reference to Exhibit 3.67 in Registration Statement No
                    333-09028, as amended, filed June 26, 1998)

 3.68       _____   By-laws of Aeolian Shipping S.A.
                    (incorporated by reference to Exhibit 3.68 in Registration Statement No 333-09028, as amended, filed June 26, 1998)

 3.69       _____   Articles of Incorporation of Seahope Shipping
                    Corporation (incorporated by reference to
                    Exhibit 3.69 in Registration Statement No
                    333-09028, as amended, filed June 26, 1998)

 3.70       _____   By-laws of Seahope Shipping Corporation
                    (incorporated by reference to Exhibit 3.70 in Registration Statement No 333-09028, as amended, filed June 26, 1998)

 3.71       _____   Articles of Incorporation of Skyleader
                    Maritime Inc. (incorporated by reference to Exhibit 3.71 in Registration Statement No
                    333-09028, as amended, filed June 26, 1998)

 3.72       _____   By-laws of Skyleader Maritime Inc.
                    (incorporated by reference to Exhibit 3.72 in Registration Statement No 333-09028, as amended, filed June 26, 1998)

 3.73       _____   Articles of Incorporation of Brest
                    Maritime S.A. (incorporated by reference to Exhibit 3.73 in Registration Statement No
                    333-09028, as amended, filed June 26, 1998)

  3.74      _____   By-laws of Brest Maritime S.A. (incorporated
                    by reference to Exhibit 3.74 in Registration
                    Statement No 333-09028, as amended, filed
                    June 26, 1998)

  3.75      _____   Articles of Incorporation of Bretagne
                    Maritime S.A. (incorporated by reference to Exhibit 3.75 in Registration Statement No
                    333-09028, as amended, filed June 26, 1998)

 3.76       _____   By-laws of Bretagne Maritime S.A.
                    (incorporated by reference to Exhibit 3.76 in Registration Statement No 333-09028, as amended, filed June 26, 1998)

 3.77       _____   Articles of Incorporation of Sirius Maritime
                    Corporation (incorporated by reference to
                    Exhibit 3.77 in Registration Statement No
                    333-09028, as amended, filed June 26, 1998)

 3.78       _____   By-laws of Sirius Maritime Corporation
                    (incorporated by reference to Exhibit 3.78 in Registration Statement No 333-09028, as amended, filed June 26, 1998)

 3.79       _____   Articles of Incorporation of Starline Marine
                    Limited (incorporated by reference to Exhibit
                    3.79 in Registration Statement No 333-09028, as amended, filed June 26, 1998)

 3.80       _____   By-laws of Starline Marine Limited
                    (incorporated by reference to Exhibit 3.80 in Registration Statement No 333-09028, as amended, filed June 26, 1998)

 3.81       _____   Articles of Incorporation of Nant
                    Maritime S.A. (incorporated by reference to Exhibit 3.81 in Registration Statement No
                    333-09028, as amended, filed June 26, 1998)

 3.82       _____   By-laws of Nant Maritime S.A. (incorporated
                    by reference to Exhibit 3.82 in Registration
                    Statement No 333-09028, as amended, filed
                    June 26, 1998)

 3.83       _____   Articles of Incorporation of Hector
                    Maritime S.A. (incorporated by reference to Exhibit 3.83 in Registration Statement No
                    333-09028, as amended, filed June 26, 1998)

 3.84       _____   By-laws of Hector Maritime S.A. (incorporated
                    by reference to Exhibit 3.84 in Registration
                    Statement No 333-09028, as amended, filed
                    June 26, 1998)

 3.85       _____   Articles of Incorporation of Hellenic
                    Shipping S.A. (incorporated by reference to Exhibit 3.85 in Registration Statement No
                    333-09028, as amended, filed June 26, 1998)

 3.86       _____   By-laws of Hellenic Shipping S.A.
                    (incorporated by reference to Exhibit 3.86 in Registration Statement No 333-09028, as amended, filed June 26, 1998)

 3.87       _____   Articles of Incorporation of Helvetia
                    Maritime S.A. (incorporated by reference to Exhibit 3.87 in Registration Statement No
                    333-09028, as amended, filed June 26, 1998)

 3.88       _____   By-laws of Helvetia Maritime S.A.
                    (incorporated by reference to Exhibit 3.88 in Registration Statement No 333-09028, as amended, filed June 26, 1998)

 3.91       _____   By-laws of Hercules Shipping S.A.
                    (incorporated by reference to Exhibit 3.91 in Registration Statement No 333-09028, as amended, filed June 26, 1998)

 3.92       _____   Articles of Incorporation of Blue Sea
                    Marine S.A. (incorporated by reference to Exhibit 3.92 in Registration Statement No
                    333-09028, as amended, filed June 26, 1998)

 3.93       _____   By-laws of Blue Sea Marine S.A. (incorporated
                    by reference to Exhibit 3.93 in Registration
                    Statement No 333-09028, as amended, filed
                    June 26, 1998)

 3.94       _____   Articles of Incorporation of Caspian Marine
                    Enterprises S.A. (incorporated by reference to Exhibit 3.94 in Registration Statement No
                    333-09028, as amended, filed June 26, 1998)

 3.95       _____   By-laws of Caspian Marine Enterprises S.A.
                    (incorporated by reference to Exhibit 3.95 in Registration Statement No 333-09028, as amended, filed June 26, 1998)

 3.96       _____   Articles of Incorporation of Quimper
                    Maritime S.A. (incorporated by reference to Exhibit 3.1 in Registration Statement No 333-
                    09028, as amended, filed June 26, 1998)

 3.97       _____   By-laws of Quimper Maritime S.A.
                    (incorporated by reference to Exhibit 3.97 in Registration Statement No 333-09028, as amended, filed June 26, 1998)

 3.98       _____   Articles of Incorporation of Margarita
                    Shipping S.A. (incorporated by reference to Exhibit 3.98 in Registration Statement No
                    333-09028, as amended, filed June 26, 1998)

 3.99       _____   By-laws of Margarita Shipping S.A.
                    (incorporated by reference to Exhibit 3.99 in Registration Statement No 333-09028, as amended, filed June 26, 1998)

 3.100      _____   Articles of Incorporation of Mimoza
                    Marine S.A. (incorporated by reference to Exhibit 3.100 in Registration Statement No
                    333-09028, as amended, filed June 26, 1998)

 3.101      _____   By-laws of Mimoza Marine S.A. (incorporated
                    by reference to Exhibit 3.101 in Registration
                    Statement No 333-09028, as amended, filed
                    June 26, 1998)

 3.102      _____   Articles of Incorporation of Myrtia
                    Marine S.A. (incorporated by reference to Exhibit 3.102 in Registration Statement No
                    333-09028, as amended, filed June 26, 1998)

 3.103      _____   By-laws of Myrtia Marine S.A. (incorporated
                    by reference to Exhibit 3.103 in Registration
                    Statement No 333-09028, as amended, filed
                    June 26, 1998)

 3.104      _____   Articles of Incorporation of Lorient
                    Maritime S.A. (incorporated by reference to Exhibit 3.104 in Registration Statement No
                    333-09028, as amended, filed June 26, 1998)

 3.105      _____   By-laws of Lorient Maritime S.A.
                    (incorporated by reference to Exhibit 3.1 in Registration Statement No 333-09028, as amended, filed June 26, 1998)

 3.106      _____   Articles of Incorporation of Elpida Reefers
                    Limited (incorporated by reference to Exhibit
                    3.1 in Registration Statement No 333-09028, as amended, filed June 26, 1998)

 3.107      _____   By-laws of Elpida Reefers Limited
                    (incorporated by reference to Exhibit 3.107 in Registration Statement No 333-09028, as amended, filed June 26, 1998)

 3.108      _____   Articles of Incorporation of Aquarius Marine
                    Limited (incorporated by reference to Exhibit
                    3.108 in Registration Statement No 333-09028, as amended, filed June 26, 1998)

 3.109      _____   By-laws of Aquarius Marine Limited
                    (incorporated by reference to Exhibit 3.109 in Registration Statement No 333-09028, as amended, filed June 26, 1998)

 3.110      _____   Articles of Incorporation of Spartan Marine
                    Limited (incorporated by reference to Exhibit
                    3.110 in Registration Statement No 333-09028, as amended, filed June 26, 1998)

 3.111      _____   By-laws of Spartan Marine Limited
                    (incorporated by reference to Exhibit 3.111 in Registration Statement No 333-09028, as amended, filed June 26, 1998)

 3.112      _____   Articles of Incorporation of Skier
                    Shipping S.A. (incorporated by reference to Exhibit 3.112 in Registration Statement No
                    333-09028, as amended, filed June 26, 1998)

 3.113      _____   By-laws of Skier Shipping S.A. (incorporated
                    by reference to Exhibit 3.113 in Registration
                    Statement No 333-09028, as amended, filed
                    June 26, 1998)

 3.114      _____   Articles of Incorporation of Searain Shipping
                    Corporation (incorporated by reference to
                    Exhibit 3.114 in Registration Statement No
                    333-09028, as amended, filed June 26, 1998)

 3.115      _____   By-laws of Searain Shipping Corporation
                    (incorporated by reference to Exhibit 3.115 in Registration Statement No 333-09028, as amended, filed June 26, 1998)

 3.116      _____   Articles of Incorporation of Sprinter
                    Shipping S.A. (incorporated by reference to Exhibit 3.116 in Registration Statement No
                    333-09028, as amended, filed June 26, 1998)

 3.117      _____   By-laws of Sprinter Shipping S.A.
                    (incorporated by reference to Exhibit 3.117 in Registration Statement No 333-09028, as amended, filed June 26, 1998)

 3.118      _____   Articles of Incorporation of Skater Shipping
                    S.A. (incorporated by reference to Exhibit
                    3.118 in Registration Statement No 333-09028, as amended, filed June 26, 1998).

 3.119      _____   By-laws of Skater Shipping S.A. (incorporated
                    by reference to Exhibit 3.119 in Registration
                    Statement No 333-09028, as amended, filed
                    June 26, 1998).

 4.1        _____   Indenture (the "Indenture") among the
                    Company, the Guarantors and The Chase
                    Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.1 in Registration
                    Statement No 333-09028, as amended, filed
                    June 26, 1998)

 21         _____   Subsidiaries of the Company (incorporated by
                    reference to Exhibit 21 in Registration
                    Statement No 333-09028, as amended, filed
                    June 26, 1998)

                           SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

    Enterprises Shipholding Corporation



         By: /s/ Victor Restis
         _____________________
         Name:   Victor Restis
         Title:  President




Dated:  April 27, 2001































02391004.AB7